FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: October 11, 2007	/s/ Donat Madilo Donat Madilo Treasurer

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

PRELIMINARY ASSESSMENT NI 43-101
TECHNICAL REPORT,
TWANGIZA GOLD PROJECT,
South Kivu Province, Democratic
Republic of Congo

Prepared for Banro Corporation

MODDER House • No.1 High Road • Modder Crest Office Park

Moddefontein • Gauteng • South Africa

Telephone: +27 (0)11 608 2141 • Facsimile: +27 (0)11 608 2142

Website www.senet.co.za

Effective Date of Report: September 13, 2007

Qualified Persons:	Contributing Engineers/Authors:

Martin Pittuck, C. Eng., MIMMM: SRK Consulting (UK) Limited (“SRK”)	Sean Cremin: SRK
Gordon Cunningham, B. Eng.: Fellow of SAIMM Daniel Bansah, MAusIMM	Dr. Caroline Henderson: SRK Jim Hollywood: SENET John Naismith: SENET Phil Bundo: SENET Jeremy Haile: Knight Piesold Ltd.

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Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

TABLE OF CONTENTS

SUMMARY		1

1.	INTRODUCTION	7
1.1	Background, Scope of Work and Terms of Reference	7
1.2	Reliance on Other Experts	11
1.3	Cautionary Notes	11

2.	PROPERTY DESCRIPTION AND LOCATION	12
		13
3.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.	HISTORY	13

5.	GEOLOGICAL SETTING	13

6.	DEPOSIT TYPES	13

7.	MINERALIZATION	13

8.	EXPLORATION	13
8.1	Historical Exploration	13
8.2	Recent Exploration (October 2005 to May 2007)	14
8.1.1	Soil Geochemical Programme	14
8.1.2	Trenching Programme	14
8.1.3	Prospect Scale Mapping	16
8.2.3.1	Twangiza Main	16
8.2.3.2	Lukungurhi Workings	17
8.2.3.3	Kashegeshe Workings	19
8.2.3.4	Muhona Workings	20
8.2.3.5	Bugoy Prospect	21

9.	DRILLING	25
9.1	Mineralization and Results	28

10	SAMPLING METHOD AND APPROACH	28
10.1	Soil Geochemistry	28
10.2	Trench, Channel and Grab Samples	29
10.3	Drill Core Samples	30

11.	SAMPLE PREPARATION, ANALYSES AND SECURITY	31
11.1	Statement	31
11.2	Sample Preparation and Analysis	31
11.3	Quality Control Procedures	33
11.4	Assessment of Quality Control Data	33

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

11.4.1	Standard Samples	33
11.4.2	Inter-Laboratory Check Assays	35
11.4.3	Duplicate Coarse Split	37
11.4.4	Blank Samples	37
11.4.5	Analytical Laboratory Quality Control	38

12.	DATA VERIFICATION	38

13.	ADJACENT PROPERTIES	39

14.	MINERAL PROCESSING AND METALLURGICAL TESTING	39
14.1	Metallurgical Test Work	44
14.2	Summary of Metallrgical Testwork Programme	46
14.3	Sample Preparation	46
14.4	Sample Characteristation	47
14.4.1	Head Analysis	47
14.4.2	Mineralogy	47
14.5	Brief Description of Test Methods Used	48
14.5.1	Grind Establishment	48
14.5.2	Gravity Separation	48
14.5.3	Preg Robbing	48
14.5.4	Leach Optimisation	49
14.5.4.1	Grind Optimisation	49
14.5.4.2	Leach time Optimisation	49
14.5.5	Analytical	50
14.6	Testwork Results	50
14.6.1	Comminution and Abrasion Testwork	50
14.6.2	Gravity and intensive cyanidation	51
14.6.3	Cyanidation and adsorption	53
14.6.3.1	Twangiza Main Transition and Fresh Ores ROM Bottle Roll Test Results	53
14.6.3.2	Twangiza Main Oxides	54
14.6.3.2.1	Dissolution under natural and Elevated Oxygen	54
14.6.3.2.2	Cyanide Optimisation	55
14.6.3.2.3	Effect of Grind	56
14.6.3.3	Twangiza North	57
14.7	Conclusions and Recommendations for Additional Testwork	58

15	MINERAL RESOURCE ESTIMATES	60
15.1	Approach	60
15.2	Database and Data Quality	62
15.2.1	Data Verification	62
15.2.2	Data Validation	64
15.3	Density Determinations	65
15.4	Descriptive Statistics of Assay Data	68

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

15.5	Geological Interpretation and Lode Identification	69
15.6	Wireframing and Block Modelling	70
15.7	Statistical Analysis of the Mineralized Data	71
15.8	Geostatistical Analysis	74
15.9	Grade Estimation	75
15.10	Topography, Artisanal Excavation and Oxide/Transition Sub-models	76
15.11	Mineral Resource Reporting	76
15.12	Mineral Reserve Estimates	78

16.	OTHER RELEVANT DATA AND INFORMATION	78
16.1	Mine Study	80
16.1.1	Summary	80
16.1.1.1.	Environmental	82
16.1.2.	Pit Optimization	82
16.1.2.1	Introduction	82
16.1.2.2	Approach	83
16.1.2.3	Resource Block Model	83
16.1.2.4	Geotechnical	84
16.1.2.5	Cost Inputs	84
16.1.2.6	Mining Costs	84
16.1.2.7	Processing and General Administration Cost	85
16.1.2.8	Mining Factors	85
16.1.2.9	Gold Price and Royalties	86
16.1.2.10	Cut off Grade Calculations	86
16.1.2.11	Whittle Results	86
16.1.3	Pit Design	89
16.1.3.1	Engineered Final Pit Designs	89
16.1.3.1.1	Introduction	89
16.1.3.1.2	General Design Criteria	89
16.1.3.1.3	Engineered Pit Designs	89
16.1.3.1.4	In-Pit Mineral Resource	93
16.1.4.	Mine Production Schedule	94
16.1.4.1.	Production Schedule	94
16.1.6	Mining Operations	97
16.1.5.1.	Open Pit Mining Methodology	97
16.1.5.2.	Mining Equipment Requirements	99
16.1.46	Mine Infrastructure	108
16.1.6.1.	Mining Facilities	108
16.1.6.2.	Other Infrastructures	111
16.1.7	Mining Manpower	112
16.1.7.1.	Mining General	112
16.1.7.2.	Supervisory and Technical Staff	112
16.1.7.3.	Mine Operating Labour	113
16.2.	Process Plant	116
16.2.1	Process Description	116
16.2.2	Process Design Criteria	117
16.2.2.1	Ore Characteristics	117

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.2.2	Operating Schedule	117
16.2.2.3	Production	118
16.2.2.4	Crushing	118
16.2.2.5	Milling and Classification	120
16.2.2.6	Carbon-in Leach (CIL)	124
16.2.2.7	Acid Wash	127
16.2.2.8	Elution	128
16.2.2.9	Electrowinning	129
16.2.2.10	Regeneration	131
16.2.3.	REAGENTS	132
16.2.3.1	Caustic	133
16.2.3.2	Hydrochloric acid	133
16.2.3.3	Sodium Cyanide	134
16.2.3.4	Copper Sulphate	134
16.2.3.5	Sodium Metabisulphite	135
16.2.3.6	Grinding Media	135
16.2.4.	Process Plant Description	136
16.2.4.1	General Description	136
16.2.4.2	Crushing	138
16.2.4.3	Milling and Gravity	139
16.2.4.4	Leach & CIL	140
16.2.4.5	Tailings Handling	141
16.2.4.6	Acid Wash, Elution, Electrowinning, Regeneration, Smelting	141
16.2.4.7	Reagents	143
16.2.4.8	Services	144
16.2.4.9	Process Water	144
16.2.4.10	Equipment List	146
16.2.5.	Infrastructure and Other Site Services	169
16.2.5.1	Site Access Roads	169
16.2.5.2	Plant site Roads	169
16.2.5.3	Security	169
16.2.5.4	Seismic Activity	169
16.2.6.	Power Requirements	169
16.2.6.1	General	169
16.2.6.2	Power Supply	170
16.2.6.3	Power Distribution	172
16.2.6.4	Communications	172
16.2.7.	Water Supply and Distribution	172
16.2.7.1	Water Storage and Distribution	172
16.2.7.2	Fire Water Distribution	173
16.2.7.3	Potable Water Distribution	173
16.2.8.	Sewage Collection and Treatment	173
16.2.89	Fuel and Lubricant Storage and Distribution	174
16.2.10.	Architectural Specifications	174
16.2.10.1	Workshop/Warehouse	174
16.2.10.2	Administration Building	175
16.2.10.3	Mine Dry and Canteen	175
16.2.10.4	Assay Laboratory	175
16.2.10.5	Miscellaneous Site Buildings	175

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Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.10.6	Accommodation Buildings	176
16.3	Operating Costs	176
16.4	Capital Costs	179
16.5	Economic Model and Financial Analysis	186
16.6	Sensitivity Analysis	190
16.7	Tailings Dam	191

17.	INTERPRETATION AND CONCLUSIONS	191

18.	RECOMMENDATIONS	195

19.	BUDGET	197

20.	REFERENCES	198

21.	DATE AND SIGNATURE PAGE	199

22.	CERTIFICATES OF QUALIFIED PERSONS	200

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

LIST OF FIGURES

Figure 1: Africa Locality Plan	203
Figure 2: Location within the Democratic Republic of Congo	204
Figure 3: Exploitation Permit Locations	205
Figure 4: Map of Twangiza Project	206
Figure 5: Geology Plan Map – Twangiza Area	207
Figure 6: Soil Geochemistry and Trench Results	208
Figure 7: Stereonet Plot of Poles to Bedding from Twangiza Workings. Equal Angle Projection – (55 Poles)	209
Figure 8: Stereonet Plot of Poles to Bedding from Lukungurhi Workings. Equal Angle Projection – (13 Poles)	209
Figure 9: Stereonet Plot of Poles to Limonite-Quartz Veins from Lukungurhi Workings Equal Angle Projection – (20 Poles)	210
Figure 10: Stereonet Plot of Poles to Bedding from Kashegeshe Workings. Equal Angle Projection – (13 Poles)	210
Figure 11: Stereonet Plot of Poles to Bedding from Muhona Workings. Equal Angle Projection – (10 Poles)	211
Figure 12: Stereonet Plot of Poles to Quartz Veins from Muhona Workings. Equal Angle Projection – (10 Poles)	211
Figure 13: Bugoy Prospect, Gold-in-Soil Anomalies	212
Figure 14: Bugoy Prospect, Gold-in-Soil Anomalies	213
Figure 15: Stereonet Plot of Bedding from Bugoy - Equal Angle Projection	214
Figure 16: Drill Holes Locations	215
Figure 17: Inter-laboratory Checks: Au<1.0 g/t – July 2006	216
Figure 18: Inter-laboratory Checks: Au>1.0 g/t – July 2006	216
Figure 19: Inter-laboratory Checks: Au<1.0 g/t – November 2006	217
Figure 20: Inter-laboratory Checks: Au>1.0 g/t – November 2006	217
Figure 21: Inter-laboratory Checks: Au>1.0 g/t – February 2007	218
Figure 22: Inter-laboratory Checks: Au<1.0 g/t – February 2007	218
Figure 23: Inter-laboratory Checks: Au>1.0 g/t – June 2007	219
Figure 24: Inter-laboratory Checks: Au<1.0 g/t – June 2007	220
Figure 25: Coarse Split Correlation Graph – Au<0.50 g/t)	220
Figure 26: Coarse Split Correlation Graph – Au>0.50 g/t)	221
Figure 27: Performance Chart of Blank Samples	221
Figure 28: Adit Re-sampling – Gram-metre Correlation Graph	222
Figure 29: Determination of ‘Safe Temperature” for drying samples	222
Figure 30: Determination of ‘Residence Time” for drying samples	223
Figure 31: 3-Dimensional Snapshot of Twangiza Mineralization	224
Figure 32: Intensive Cyanidation Leach Profile for Twangiza Concentrates	52
Figure 33: Twangiza Oxide Leach Curves	55
Figure 34: Dissolution Vs Cyanide Addition Rate	56
Figure 35: Effect of grind on CIL Dissolution	57
Figure 36: Pit Optimisation - Twangiza Results	87
Figure 37: Plan view showing selected Whittle Shells	88
Figure 38: 3-D Plan view of selected Whittle Shells	88
Figure 39: Topography with elevations for the Twangiza Project area	90
Figure 40: 3-Dimensional view of Twangiza Pits	91
Figure 41: Design Pit for Twangiza North	91
Figure 42: Section showing Topography and Twangiza North	92

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 43: Design Pit for Twangiza Main	92
Figure 44: Section showing Topography and Twangiza Main	93
Figure 45: Twangiza Plan View	99

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

LIST OF TABLES

Table 1: September 2006 Mineral Resource Estimates for Twangiza (using a 1.0 g/t Au cut-off)	8
Table 2: January 2007 Mineral Resource Estimates for Twangiza (using a 1.0 g/t Au cut-off)	9
Table 3: Current Mineral Resource Estimates for Twangiza, June 2007 (using a 1.0 g/t Au cut-off)	9
Table 4: Current Mineral Resource Estimates for Twangiza – Material Type (using a 1.0 g/t Au cut-off)	10
Table 5: Field Statistics - October 2005 To May 2007	15
Table 6. Significant Trench Intersections Received to Date	16
Table 7: Anomalous Rock-Chip and Channel Sample Results	17
Table 8: Rock Chip and Channel Sample Results	23
Table 9: Diamond Drill Hole Specifications	26
Table 10: Relationship Between Core Length and Sample Weight	30
Table 11: Drill Core Sampling Analytical Statistics	31
Table 12: Statistics of Results of Standard Reference Sample Submissions	34
Table 13: Inter-laboratory Comparison – SGS Vrs Genalysis; July 2006	35
Table 14: Inter- laboratory Comparison – SGS Vrs Genalysis; November 2006	36
Table 15: Inter- laboratory Comparison – SGS Vrs Genalysis; February 2007	36
Table 16: Inter- laboratory Comparison – SGS Vrs Genalysis; June 2007	36
Table 17: Descriptive Statistics of Coarse Split Sample Pairs	37
Table 18: Sequential leach procedures showing different gold/mineral associations	40
Table 19: Transition and Fresh Samples	42
Table 20: ROM bottle roll Testwork	43
Table 21: List of samples submitted to SGS for analysis	45
Table 22: List of Samplessubmitted for Communition Tests	45
Table 23: Twangiza North samples submitted for metallurgical testwork	45
Table 24: ICP Results showing the abundance of various elements	47
Table 25: Bond Ball and Bond Rod Work Indices	51
Table 26: Pennsylvania Abrasion Test Results	51
Table 27: Gravity Testwork Results	52
Table 28: Bottle Roll results statistical data analysis Feldspar Porphyries	53
Table 29: Transition and Fresh CMS	53
Table 30: Transition and Fresh CI	53
Table 31: Leach Profile results for Twangiza Oxide Sample	54
Table 32: Effect of cyanide addition	55
Table 33: Twangiza North Dissolution of Middlings and Tailings Results	57
Table 34: Current Mineral Resource Estimates for Twangiza Using a 1.0 g/t Au Cut-Off	60
Table 35: Data Employed in Current Estimates	62
Table 36: MGL and CME Composited Adit Samples	63
Table 37: Adit Sampling Analytical Results Statistics	64
Table 38: Adit Sampling - Statistics of Composites	64
Table 39: Relative Density Determination for All Rock Types	67
Table 40: Description of Relative Density Determination for All Material Types	68
Table 41: Summary Statistics of Primary Sample Data	68
Table 42: Details of Block Model Dimensions	71
Table 43: Descriptive Statistics of Selected Samples	72
Table 44: Applied High-Grade Capping	73

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 45: Semi Variogram Model Parameters	75
Table 46: Twangiza Mineral Resource Estimates (1.0 g/t Au cut-off: effective date: June 6, 2007)	77
Table 47: Twangiza Mineral Resource Estimates by Material Type (1.0 g/t Au cut-off; effective date: June 6, 2007)	77
Table 48: Mineral Resource Classification	82
Table 49: Whittle Parameters for Pit Optimisation	85
Table 50: Pit Optimisation Twangiza Results	87
Table 51: In-Pit resources classification	93
Table 52: HEP Life of Mine Schedule	95
Table 53: HEP Milling Schedule	96
Table 54: Mining Equipment Requirement	100
Table 55: Mine Equipment Replacement Schedule for HEP Option	101
Table 56: Schedule Working Periods	102
Table 57: Major Equipment Shift Operating Time	103
Table 58: Main Haul Road construction programme	111
Table 59: Mine Operations Manpower Requirement	115
Table 60: Ore Characteristics	117
Table 61: Operating Schedule	117
Table 62: Production	118
Table 63: Crushing Detailed design Criteria	119
Table 64: Stockpile	119
Table 65: Mill Specifications	120
Table 66: Milling and Classification	121
Table 67: Trash Screen and CIL Feed Sump	122
Table 68: Gravity	123
Table 69: Leach & CIL	124
Table 70: Carbon/ CIL Design	125
Table 71: Intertank Screens	126
Table 72: CIL Air Requirements	126
Table 73: Tailings & Detox	126
Table 74: Detox Air Requirements	127
Table 75: Acid Wash	127
Table 76: Elution	128
Table 77: Electrowinning	129
Table 78: Cell Current CIL Gold	129
Table 79: Electrowinning	130
Table 80: Cell Current Gravity Gold	130
Table 81: Gold Sludge Press	130
Table 82: Regeneration	131
Table 83: Lime	132
Table 84: Lime Silo Loading	133
Table 85: Caustic Soda	133
Table 86: Hydrochloric acid	133
Table 87: Sodium Cyanide	134
Table 88: Copper Sulphate	134
Table 89: Sodium Metabisulphite	135
Table 90: Grinding Media & Mill Liners	135
Table 91: Crushing & Stockpiling	146
Table 92: Milling	147

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Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 93: Gravity Recovery	151
Table 94: Concentrate Treatment	151
Table 95: CIL	153
Table 96: Tailings	155
Table 97: Return Water	156
Table 98: Acid Wash	156
Table 99: Elution	157
Table 100: Electrowinning	158
Table 101: Regeneration	160
Table 102: Goldroom	160
Table 103: Cyanide and Caustic	161
Table 104: Diesel Services	162
Table 105: Air Services	162
Table 106: Copper Sulphate and Sodium Metabisulphite	164
Table 107: Process Water	165
Table 108: Raw Water	165
Table 109: Water Supply	167
Table 110: Camp Water	167
Table 111: Fuel Farm	168
Table 112: Laboratory	168
Table 113: Contingencies	171
Table 114: Hydro Option	176
Table 115: Diesel Option	176
Table 116: Twangiza Capital Cost Estimate Summary	180
Table 117: Detailed Breakdown	184
Table 118: Initial Capital Costs	186
Table 119: Summary of Financial Analysis	187
Table 120: Cash Flow Summary: Hep Option	188
Table 121: Cash Flow Summary: Diesel Option	189
Table 122: Gold Price Sensitivities, Capex and Opex - HEP and Diesel Option	190
Table 123: Economic Model And Financial Analysis	194
Table 124: Summary of Financial Analysis	195
Table 125: Twangiza Project Budget – 2007	197

LIST OF APPENDICES

I	Alluvial Gold Potential of the Mwana River: Preliminary Evaluation
II	Geological Mapping Report of the Twangiza Deposit
III	Significant Diamond Drill Hole Intersections
IV	Precision Control Charts of Reference Material
V	Cumulative Frequency, Log Histogram and Log Probability Graphs.
VI	Semi-Variogram Model Plots
VII	Geological Model Sections and Flitch Plans

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

SUMMARY

The 1,164 square kilometre Twangiza Property is located in the South Kivu Province of the Democratic Republic of the Congo (DRC), 35 kilometres west of the Burundi border and 45 kilometres to the south southwest of Bukavu (Figures 1 and 2). The Twangiza Property consists of six exploitation permits, which are wholly-owned by Banro Corporation (Banro) indirectly through a Congolese subsidiary, Twangiza Mining sarl (Figures 3 and 4).

The Twangiza deposit is located at the hinge of the Twangiza anticline, which is underlain by mudstone, siltstones and greywackes that have been intruded along bedding planes by porphyry sills. Auriferous sulphides (pyrite and arsenopyrite) occur as dissemination and vein gangue in both the sediments and the feldspar porphyry sills. Sulphide content is greatest at the axial plane of the fold as brittle deformation is greatest due to extension forces from the folding.

This technical report summarizes the results of geological modelling and resource estimation of the Twaniza Main and the recently discovered Twangiza North deposits, the evaluation of the Mwana River “Valley Fill” and the recently completed preliminary economic assessment of the Twangiza Property.

The resource estimates come at the end of the third phase of resource drilling and sampling of the Twangiza Main and Twangiza North deposits which was completed in May 2007, and the Mwana River “Valley Fill” sampling completed in December 2006. Appendix I is the evaluation report of the Mwana River “Valley Fill”.

One hundred recent diamond drill holes totalling 23,873.12 metres, nineteen diamond holes (9,122 metres) drilled in 1997/98 and previously developed and verified adit and trench data were used in the remodelling exercise. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. A total of 2,033 relative density measurements were taken from the recent drill core to convert volumes into tonnages. The amount of sampling data, geological mapping and assaying results are therefore considerecd to have been adequately checked for it to be employed in the estimation of the current mineral resources.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

The methodology employed in estimating the mineral resources utilised a 3-dimensional wireframe model of the mineralization interpreted within a 0.3 - 1.0 g/t Au sample cutoff, defined first in plan using the adit and trench data at 20 metre intervals, and then with drill hole data on cross sections at 40 - 160 meter intervals. The increased geological knowledge is a major constraining factor on the Twangiza resource. The geological aspects considered were lithological and the structural relationship to the antiformal axis and some faulting on the east limb as well as the Twangiza North mineralisation. For the Twangiza Main deposit, the ore body model was constrained within the wireframe with primary block dimensions of 20 meters in the strike and cross structure directions, and 10 meters in the vertical direction. For the Twangiza North deposit, only grade envelopes were used in the modelling process, a function which is reflected in the classification of resources. The orebody model was constrained within the grade wireframe with primary block dimensions of 10 meters in the strike and cross structure directions, and 5 meters in the vertical direction.

Semi-variograms were constructed using two-metre sample composite of the gold values that locate within the mineralized domain. Some structure was apparent in the along strike and down-dip directions of the Twangiza Main data allowing for ordinary kriging interpolation algorithm to be employed. For Twangiza North, inverse distance squared weighting was used to interpolate grades into the model, a feature which is reflected in the classification of the resource.

Ore classification was carried out using solid wireframes to flag blocks as Measured, Indicated and Inferred Resources. For the Twangiza Main deposit, the improved geological knowledge coupled with the increased data density, the continuity of the mineralization and the increase reliability of the database, have allowed resources to be classified with higher confidence.

Steffen, Robertson and Kirtsen (UK) Ltd. (SRK), who undertook the initial data compilation in 1998 and followed it up with a valuation of the project between 1999 and 2003, have reviewed the field work and the modelling and estimation procedures in respect of the Twangiza Property and concur with the approach used by Banro.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

The tables below summarize the current Mineral Resource Estimates for Twangiza using a 1.0 g/t Au cut-off (with an effective date of June 6, 2007).

Mineral Resource Category	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)

Measured	14,510,000	2.82	1,313,400
Indicated	31,460,000	1.81	1,832,800
Measured & Indicated	45,970,000	2.13	3,146,200
Inferred	47,474,000	2.02	3,088,100

Material Type	Measured & Indicated			Inferred

	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)

Oxide	13,080,000	2.72	1,143,900	5,121,000	3.37	555,100
Transition	11,356,000	2.32	846,100	3,845,000	3.05	377,100
Fresh	21,534,000	1.67	1,156,200	38,508,000	1.74	2,155,900
Total	45,970,000	2.13	3,146,200	47,474,000	2.02	3,088,100

Tonnage rounded to the nearest ‘000 and ounces rounded to the nearest ‘00.

The Inferred Mineral Resource is inclusive of the “Valley Fill” material of 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

The current estimates for the Measured and Indicated Mineral Resources of Twangiza compare to the previous estimates (January 2007) as follows:

June 2007 Estimates:                 45.97 Mt at a mean grade of 2.13 g/t containing 3,146,200 ounces of gold.

January 2007 Estimates:           39.23 Mt at a mean grade of 2.39 g/t containing 3,008,000 ounces of gold.

The increase in the metal content of the high confidence resources in the current estimates relative to the January 2007 estimates is a function of the increased data density and improved geological knowledge as a result of the additional drilling.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

The current resource estimates are encouraging in terms of the increases in the Mineral Resources, and give a clear scope and direction to the project.

A preliminary assessment of the Twangiza Project was completed in July 2007 and the results are summarized in this report. Pit optimizations and Mining studies were undertaken on the Measured, Indicated and Inferred Mineral Resources from which mining schedules were estimated. Results from metallurgical testwork of the various ore types at Twangiza were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet. Infrastructural and site services were estimated for the Project together with hydroelectric and diesel power alternatives.

An economic model and financial analysis was undertaken based on the following assumptions:

Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Gold Price	US$/oz	600	600
Discount Rate	%	5%	5%
Life of Mine after pre-production	Years	13	11
Oxides LoM Tonnage	t	20,251,636	19,361,597
Oxides LoM Grade	g/t Au	2.49	2.49
Oxides Recovery	%	91.0%	91.0%
Transition-FP LoM Tonnage	t	6,389,376	5,644,887
Transition- FP LoM Grade	g/t Au	2.58	2.54
Transition- FP LoM Recovery	%	84%	84%
Transition-CMS LoM Tonnage	t	5,164,548	4,886,450
Transition- CMS LoM Grade	g/t Au	2.91	2.89
Transition- CMS LoM Recovery	%	38%	38%
Fresh- FP LoM Tonnage	t	14,016,303	10,511,452
Fresh -FP LoM Grade	g/t Au	1.53	1.53
Fresh-FP LoM Recovery	%	90%	90%
Fresh- CMS LoM Tonnage	t	17,339,827	11,461,992
Fresh -CMS LoM Grade	g/t Au	1.83	1.85
Fresh-CMS LoM Recovery	%	54%	54%
Stockpile Tonnage	t	1,837,025	3,013,077
Stockpile Grade	g/t Au	2.59	2.33
Stockpile Recovery	%	72%	70%
Royalty	%	n/a	n/a
Tax Rate	%	5 % on imports	5 % on imports
Initial Capital Costs	US$ 000	347,469	299,193
Sustaining Capital	US$ 000	32,823	27,703
Fixed Equipment Capital resale	%	10%	10%
Hydro Equipment Capital resale	%	30%	n/a

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

The results of the financial analysis for the Twangiza hydroelectric and diesel options are summarized below:

Summary of Financial Analysis
		Hydroelectric	Diesel
Gold Annual Production- First 7 years	oz	317,502	312,526
Gold Annual Production- LoM	oz	260,336	268,899
Cash Operating Costs - First 7 years	US$/oz	215	293
Cash Operating Costs - LoM	US$/oz	257	331
Post Tax NPV at discount rate of 5%	US$ million	511	312
IRR	%	33.4%	29.1%
Payback time	years	2.6	2.7
Project net cash flow after tax and capex	US$ million	791	480

The results of the preliminary assessment of the Twangiza Project are encouraging and warrant the progression of the Twangiza Project to the pre-feasibility study stage.

It is recommended that the exploration programme at Twangiza for the rest of 2007 should focus on the following:

•	Continue with regional exploration to define known mineralization as well as identify new targets.
•	Diamond drilling to test soil geochemical anomalies in order to generate additional Indicated and Inferred Mineral Resources.
•	Infill diamond drilling to obtain sufficient information for moving the Inferred Resources to the Indicated category and Indicated Resources to the Measured category.
•	Refine the geological model and update the resource model, and subsequently convert the mineral resources to mineral reserves on completion of optimized pit designs.
•

Completion of a pre-feasibility study to provide increased confidence on the economic viability of the Twangiza Project. For completion of the pre-feasibility study, the following will need to be undertaken in addition to the infill drilling:

•	Geotechnical drilling to better assess pit slope stabilities for the proposed open pits.
•

Additional metallurgical testwork to further define the chemical and physical characteristics of the various ore material types in order to optimise plant recoveries and further define the processing plant flowsheet.

•	Select preferred tailings site location and undertake initial geotechnical assessment.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

•	Select preferred plant and other plant infrastructure sites (i.e. access roads, haul roads, waste dumps, and accommodation village).

•	Undertake a pre-feasibility study on the hydroelectric potential for the Twangiza Project.
•	Further define access and transportation routes.
•	Complete a pre-feasibility Environmental and Social Impact Assessment for the Twangiza Project.
•	Further define capital and operating costs and reduce contingency costs.

The budget for the Twangiza Project for 2007 is US$13,226,673 (Table 125). A total of US$5,709,600 has been assigned to drilling which accounts for approximately 43% of the total budget. The actual expenditures incurred at Twangiza during 2007 will be dependent on the exploration results achieved during 2007.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

1	INTRODUCTION
1.1	Background, Scope of Work and Terms of Reference

The 1,164 square kilometre Twangiza Property is located in the South Kivu Province of the Democratic Republic of the Congo (DRC), 35 kilometres west of the Burundi border and 45 kilometres to the south southwest of Bukavu (Figures 1 and 2). The Twangiza Property consists of six exploitation permits, which are wholly-owned by Banro Corporation indirectly through a Congolese subsidiary, Twangiza Mining sarl (Figures 3 and 4).

The Twangiza Property is located in the northern half of the Great Lakes sub-province of High Africa, one of the world’s principal Precambrian orogenic-metallogenic provinces. Minière des Grande Lacs (MGL) began exploration for in-situ resources in 1957. Work followed the occurrence of alluvial gold deposits upstream from the Mwana River to the present day Twangiza deposits (Figure 5). MGL tested the Twangiza Property through 8,323.1 metres of trenching and 13,207 metres of adits on seven levels, collecting a total of 17,804 samples. In 1996, Banro Resource Corporation (now Banro Corporation) (hereafter Banro) acquired control of the Twangiza Property and, in the following year, undertook an exploration program of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modelling that was completed in 1998. Work included 10,490 line kilometres of airborne geophysics, 2,161 surface samples, 1,613 adit samples from 16 adits, 8,577 drill core samples from 9,122 metres of diamond drilling and 162 density tests.

Shortly after the completion of the 1997-1998 Exploration Program, President Laurent D. Kabila issued presidential decrees which caused the expropriation of the Twangiza Property from Banro. Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of Banro’s assets. On April 19, 2002, the Government of the DRC signed a settlement agreement with Banro. The agreement called for, among other things, Banro to hold a 100% interest in the Twangiza Property under a revived mining convention that is renewable in 2027 for another 25 years.

No exploration work was carried out on the Twangiza Property between 1998 and October 2005, but artisanal mining occurred on the main deposit depleting over 3 million tonnes of ore from the area of the southern part of the deposit.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

In mid-September 2005, the Congolese authorities gained control of the Twangiza area. Banro mobilized and commenced a simultaneous program of field camp construction and exploration in October 2005. The objectives of this exploration programme were:

•	Elevating the Inferred Resources to the higher confidence category;
•	Testing the extensions of the known Twangiza mineralization; and
•	Locating and assessing new mineralized zones.

The exploration programme included gridding, soil geochemical sampling, mapping of artisanal workings and trenching. In February 2006 a helicopter supported diamond drilling program involving 2 portable CS1000 rigs was initiated. In July 2006 two additional rigs were mobilized to expedite the phase I and II drilling programs.

Mineral resource estimation was undertaken in September 2006 following the successful completion of 33 diamond drill holes (Phase I). The mineral resource estimates from this preliminary work, which are set out in Table 1 below, gave a clear scope and direction to the project.

Table 1: September 2006 Mineral Resource Estimates for Twangiza (using a 1.0 g/t Au cut-off)

Category	Tonnage (Mt)	Grade (g/t Au)	Metal (Mg Au)	Au (Moz)
Measured	4.80	3.50	16.80	0.54
Indicated	16.79	2.75	46.16	1.48
Measured & Indicated	21.60	2.92	62.96	2.02
Inferred	62.34	1.93	120.62	3.88

At the end of the 2006 field season, an additional 38 drill holes (Phase II) were also completed at Twangiza and a resource update was initiated and completed in January 2007. Table 2 summarizes the results of the mineral resource estimates for the Twangiza Property undertaken in January 2007.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 2: January 2007 Mineral Resource Estimates for Twangiza (using a 1.0 g/t Au cut-off)

Category	Tonnage (Mt)	Grade (g/t Au)	Metal (Mg Au)	Au (Moz)
Measured	9.93	2.99	29.68	0.96
Indicated	29.30	2.18	63.88	2.05
Measured +Indicated	39.23	2.39	93.56	3.01
Inferred	42.12	1.85	77.79	2.50

In December 2006 an extensive program of “Valley Fill” evaluation was initiated at the Mwana River Valley, and by the end of the December 2006 field season, 44 “Valley Fill” samples had been collected from the Mwana River valley. Resource Evaluation was initiated and completed in January 2007 for the Mwana River “Valley Fill”. A separate report on the evaluation methodology and estimates of the Mwana River “Valley Fill” is attached as Appendix I. The Inferred Mineral Resource reported from the “Valley Fill” material at a 1.0 g/t Au cut-off is 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

In June 2007, a further resource update was undertaken at Twangiza using one hundred diamond drill holes totalling 23,873.12 metres, completed as part of the current drilling program, nineteen diamond holes (9,122 metres) drilled in 1997/98 and previously developed and verified adit and trench data. Drilling is still continuing.

Tables 3 and 4 below summarize the current mineral resource estimates for Twangiza using a 1.0 g/t Au cut-off (with an effective date of June 6, 2007).

Table 3:     Current Mineral Resource Estimates for Twangiza, June 2007 (using a 1.0 g/t Au cut-off)

Mineral Resource Category	Tonnes	Grade (g/t Au)	Ounces

Measured	14,510,000	2.82	1,313,400
Indicated	31,460,000	1.81	1,832,800
Measured & Indicated	45,970,000	2.13	3,146,200
Inferred	47,474,000	2.02	3,088,100

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 4:     Current Mineral Resource Estimates for Twangiza – Material Type (using a 1.0 g/t Au cut-off)

Material Type	Measured & Indicated			Inferred

	Tonnes	Grade (g/t Au)	Ounces	Tonnes	Grade (g/t Au)	Ounces

Oxide	13,080,000	2.72	1,143,900	5,121,000	3.37	555,100
Transition	11,356,000	2.32	846,100	3,845,000	3.05	377,100
Fresh	21,534,000	1.67	1,156,200	38,508,000	1.74	2,155,900
Total	45,970,000	2.13	3,146,200	47,474,000	2.02	3,088,100

Tonnage rounded to the nearest ‘000 and ounces rounded to the nearest ‘00.

All fieldwork undertaken since Banro’s 1997-1998 Exploration Programme has been determined to be compliant with National Instrument 43-101 (hereafter NI 43-101).

On the basis of its findings to date, Banro decided to undertake a preliminary economic assessment (“scoping study”) of the gold deposits found at Twangiza.

In April 2007, SENET was appointed by Banro the principal engineering company to compile this preliminary assessment report in accordance with NI 43-101. As a result, SENET undertook a technical visit to the DRC from 4 May 2007 to 8 May 2007. The objectives of the visit were to inspect the site of the Twangiza deposits as well as the surrounding infrastructure and to assess the available information and data pertaining to Twangiza.

Part of SENET’s responsibilities was the oversight of the metallurgical testwork, preliminary process plant design, infrastructural needs and the overall capital and operating costs for the project. In addition, SENET has liaised with Banro, SRK Consulting (UK) Limited (“SRK”) (Cardiff office in the United Kingdom), Knight Piesold Ltd. (Vancouver office in Canada) and SGS Lakefield (Johannesburg office in South Africa) for the inclusion of mineral resource estimates, the mining study, power plant information and metallurgical testwork, respectively.

The engineering performed in preparing this report was limited to that deemed necessary to establish the essential elements of the Project in order to arrive at a logical conclusion as to the viability of the Project, taking into account the geology, mineral resources, mining, metallurgical testwork, processing, infrastructure, environmental considerations, capital and operating costs

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

and economic valuation. To verify and refine the findings of this preliminary assessment report, feasibility studies will be required to further define the mineral resources, determine ore reserves, mining plans and costs, transport and infrastructure costs, beneficiation plant capital and operational costs, marketing and sales, financing arrangements and any environmental and social impact assessments required.

This technical report summarizes the results obtained from the June 2007 re-modelling and grade estimation of the Twangiza mineralization, as well as the recently completed preliminary economic assessment of the Twangiza Project.

The “qualified persons” (within the meaning of NI 43-101) for the purposes of this report are Gordon Cunningham of SENET, Martin Pittuck of SRK (Mr. Pittuck is responsible for item 16.1 (the mining section) of this report) and Daniel Bansah of Banro. Mr. Pittuck last visited Twangiza on October 11, 2006. His visit involved inspection of the drilling and sampling, review of storage and sample preparation, inspection of core, outcrop and geological interpretations. Mr. Cunningham visited Twangiza on September 7, 2007. His visit involved inspection of the Twangiza site, exploration camp and main access road to the Twangiza area and the drilling and sampling, review of storage and sample preparation and inspection of core, outcrop and geological interpretations. Mr. Bansah has visited the Twangiza Property on many occasions as Banro’s Mineral Resource Manager and is based in the Banro office in Bukavu, DRC.

1.2	Reliance on Other Experts

Not applicable.

1.3	Cautionary Notes

The preliminary economic assessment included in this report is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the conclusions reached in the preliminary economic assessment will be realized. Actual results may differ significantly.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure, except in the case of the preliminary economic assessment. Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as “Measured”, “Indicated”, and “Inferred” “Resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2.	PROPERTY DESCRIPTION AND LOCATION

The 1,164 square kilometre Twangiza Property is made up of six exploitation permits and is located in the South Kivu Province of the Democratic Republic of the Congo (“DRC”), 35 kilometres west of the Burundi border and 45 kilometres to the south southwest of Bukavu (Figures 1, 2, 3 & 4).

Additional information regarding the Twangiza Property with respect to property description and location is set out in the technical report of Michael B. Skead dated March 30, 2006 and entitled “NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo” (the “March 2006 Technical Report”). A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

3.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Information regarding accessibility, climate, local resources, infrastructure and physiography is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

4.	HISTORY

History of past exploration activity on the Twangiza Property is set out in the technical report of CME Consulting Ltd. dated April 30, 2003 and entitled “Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo” (the “2003 CME Report”). A copy of the 2003 CME Report can be obtained from SEDAR at www.sedar.com.

5.	GEOLOGICAL SETTING

Information regarding geology is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

6.	DEPOSIT TYPES

Information regarding mineral deposit types is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

7.	MINERALIZATION

Information regarding mineralization is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

8.	EXPLORATION

The exploration on the Twangiza Property has been divided into historical exploration and that carried out from October 2005 to May 2007 (recent exploration).

8.1	Historical Exploration

Historical exploration on the Twangiza Property is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

8.2	Recent Exploration (October 2005 to May 2007)

Banro resumed its exploration programme at Twangiza after the Congolese government had established control and authority in the area in October 2005.

8.2.1	Soil Geochemical Programme

A soil geochemical programme designed to test the immediate northern, eastern, western and southern extension of the known Twangiza resource was completed in 2006. The 7 km soil geochemical grid had its base line orientated along the hinge of the anticline at 350° (Figure 5). Soil sampling was undertaken at 40 m intervals on lines spaced at 80 m.

Gold-in-soil geochemical results outlined a strong, +100 ppb Au, soil anomaly to the immediate north of the known Twangiza Main deposit (Figure 6). This anomaly is approximately 800 metres long and 450 metres wide (Figure 6). The anomaly splits into three roughly parallel trends to the south of the Lukungurhi workings. A 1.5 km long, 80 metre to 160 metre wide north-northwest trending +100 ppb Au soil anomaly occurs to the south of the Lukugurha artisanal workings (Figure 6).

8.2.2.	Trenching Programme

A trenching programme was initiated to test the gold-in-soil geochemical anomalies and the continuity of mineralization on the northern extension of the Twangiza deposit, as well as the southern and northern extensions of the Lukungurhi workings (Figure 6).

Trenches TWT1, TWT2, TWT3, TWT4 and TWT5 are located to the north of the baseline origin and are oriented at 080°. Other trenches have been excavated elsewhere to test the soil anomalies.

The lithological units encountered in the trenches are mudstone, siltstone and thin bands of black shale (often interbedded), which have been intruded mainly by feldspar porphyry sills. Thin bands of mafic porphyry sills do occur in contact with the feldspar porphyry units.

All lithologies are intensely weathered with limonite staining occurring predominantly in the sediments and feldspar porphyries where mineralized. Kaolinite is the dominant weathering product in the feldspar porphyries.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Hydrothermal silicification is mainly encountered at the contacts between feldspar porphyry and the sediments. Silicification is usually intense at the contacts and decreases away from the contact into the wall rock. Limonite–quartz veins are very common mostly within the porphyries and where they occur within the sediments are parallel to bedding. In a few instances limonite-quartz veins do cross cut bedding.

Sampling was done lithologically by floor channelling with the maximum sample length being 1 m and 0.3 m minimum length. Samples were cut from grooves of 10 cm wide and to a depth of 5 cm.

A total of 785 channel samples were collected from 1,159 m of trenching (Table 5).

Table 5:     Field Statistics - October 2005 To May 2007

Month	Gridding	Trench	Drilling	Samples
	(km)	(m)	(m)	Soil	Rock	Hand	Petrography		Trench	Drilling
					Chip/channel	Specimens	Thin	Polished
Oct-Dec 2005	84.92	463.3	0	1,976	153	4	7	0	482	0
Jan-Dec 2006	190.52	696	17,037.34	4,613	285	34	36	21	303	18,075
Jan-May 2007	0	0	6835.78	0	140	0	5	0	0	7602
Total	275.44	1,159	23,873.12	6,589	578	38	48	21	785	25,677

Significant trench results received to date, include 33.7m @ 5.15 g/t Au, 10m @ 16.06 g/t Au and 16m @ 3.14 g/t Au among others. The significant trench intersections are summarised in Table 6.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 6.     Significant Trench Intersections Received to Date

Trench No.	Interval			Grade
	From (m)	To (m)	Length (m)	(g/t)
TWT1	15.5	22.5	7.0	1.16
TWT1	37.3	71.0	33.7	5.15
TWT1	82.0	93.0	11.0	5.97
TWT1	109.0	125.0	16.0	1.60
TWT2	52.0	62.0	10.0	2.51
TWT2	69.6	73.0	3.4	2.00
TWT5	0.0	4.0	4.0	3.50
TWT5	10.0	26.0	16.0	3.14
TWT3	11.0	17.0	6.0	1.53
TWT3	140.0	141.8	1.8	2.47
TWT3	146.0	154.0	8.0	1.50
TWT4	19.5	29.5	10.0	16.00

8.2.3	Prospect Scale Mapping
8.2.3.1	Twangiza Main

A detailed mapping project was carried out in the Twangiza Main artisanal workings in order to gain a better understanding of the geological and mineralization controls and to verify and compliment the diamond drilling data. A detailed report is found in Appendix II.

Lithology

The main rock units mapped here are interbedded mudstone, siltstone and black shale, which have been intruded along bedding planes by feldspar porphyry and mafic porphyry sills with the former dominating the latter. Extensive parallel and a few cross cutting limonite-quartz veins do occur within feldspar the feldspar porphyry sills. Within the sedimentary package, the limonite-quartz veins are often parallel to bedding with occasional cross cutting ones.

Structure

Structural mapping at the Twangiza Main deposit (workings, trenches and road cuts) reveal the following structural interpretation as shown in Figure 7:

•	Bedding in the Twangiza workings strikes dominantly NW-SE (plane 1 of Figure 7) at 125°/57°NE.
•	The intersection of bedding planes 2 and 3 indicate an anticlinal fold axis plunging 37° @ 120°.
•	Few quartz veins measured from the workings are either oblique or cross cut bedding with a NW and EW trend.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Alteration

The lithologies at surface are intensely weathered with kaolinite the dominant weathering product in the feldspar intrusives. Limonite after sulphides occurs where quartz veining occurs.

Hydrothermal alteration in the form of silicification is often observed at contacts between sediments and intrusives. These contacts are often selvaged with limonite where porphyries are rich in albite. This is evident from trench TWT1.

8.2.3.2	Lukungurhi Workings

The Lukungurhi artisanal working is located approximately 1.5 kilometres north of the Twangiza Main deposit and measures about 600 metres in strike length and on average 70 metres wide. The axis of the workings is orientated at 350° (Figures 5 and 6).

Work carried out during 2005 included trenching, geological/structural mapping of trenches and artisanal pits as well as rock chip/channel sampling. Two trenches TWT 3 and TWT 4 located respectively at the southern and northern extensions of the workings were planned and excavated to test the continuity of the Lukungurhi mineralization (Figure 6).

Table 7 shows the anomalous rock-chip and channel sample results from workings in the Twangiza area.

Table 7:     Anomalous Rock-Chip and Channel Sample Results

LOCATION	SAMPNO	SAMPLE TYPE	INTERVAL (m)	UTMN	UTME	Au (g/t)	ROCK TYPE
Kashegeshe	64123	Chip		9684814	693009	0.48	mafic porphyry
Kashegeshe	64124	Chip		9684914	693009	52.7	porphyry
Kashegeshe	64125	Chip		9685120	692939	2.58	porphyry
Kashegeshe	64126	Chip		9685120	692939	0.20	porphyry
Kashegeshe	64127	Chip		9685120	692939	0.68	porphyry
Kashegeshe	64128	Chip		9685120	692939	0.51	porphyry
Kashegeshe	64130	Chip		9684844	692837	5.47	porphyry
Kashegeshe	64131	Chip		9684844	692838	0.13	porphyry
Lukungurhi	64237	Channel	1.0	9683549	693071	0.67	porphyry
Lukungurhi	64139	Channel	1.0	9683549	693071	0.85	porphyry
Lukungurhi	64142	Channel	1.0	9683549	693071	0.18	porphyry
Lukungurhi	64146	Channel	0.8	9683549	693071	1.70	porphyry
Lukungurhi	64206	Channel	1.0	9683549	693071	0.13	siltstone
Lukungurhi	64215	Chip		9683274	693314	0.64	quartz
Lukungurhi	64217	Chip		9683273	693317	3.99	quartz
Lukungurhi	64229	Chip		9684075	693028	0.49	porphyry
Lukungurhi	64231	Chip		9684041	693028	0.21	porphyry

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

LOCATION	SAMPNO	SAMPLE TYPE	INTERVAL (m)	UTMN	UTME	Au (g/t)	ROCK TYPE
Muhona	64235	Channel	1.0	9683218	693973	0.37	quartz-mudstone
Muhona	64236	Channel	1.0	9683218	693973	0.23	quartz-mudstone
Muhona	64237	Channel	1.0	9683218	693973	0.42	quartz-mudstone
Muhona	64238	Channel	1.0	9683218	693973	0.49	quartz-mudstone
Muhona	64239	Channel	1.0	9683218	693973	0.36	quartz-mudstone
Muhona	64249	Channel	1.0	9683220	693971	0.15	quartz-mudstone
Muhona	64250	Channel	1.0	9683220	693971	0.34	quartz-mudstone
Muhona	64151	Channel	1.0	9683220	693971	0.28	quartz
Muhona	64154	Channel	1.0	9683261	693974	0.13	mudstone

Lithology

The main rock units mapped in this working and from trench exposures are interbedded mudstone, siltstone and graphitic/black shale, which have been intruded along bedding planes by feldspar and mafic porphyry sills. In the artisanal pits and recent trenches, the contact between the mafic porphyries and feldspar porphyry units are often found to be transitional. The mineralization in the porphyries are mainly characterised by a sequence of parallel limonite-quartz veins and veinlets. However, a few cross cutting limonite-quartz veins forming a stockworks also occur.

Structure

Structural mapping from trenches and artisanal workings reveal the following structural features (Figures 8 and 9):

•	Bedding is dominantly N-S at 178°/42°W as indicated in Figure 8
•	Limonite-quartz veins within the porphyries have a dominantly E-W orientation of 080°/71° strike dip right as indicated in Figure 9.

Alteration

Kaolinite is the product of intense weathering of feldspars in both the feldspar porphyry and mafic intrusives. Limonite occurs after pyrite where quartz veining is observed.

Silicification is often observed at contacts between sediments and porphyries. This is evident from trenches TWT 3 and TWT 4.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

8.2.3.3	Kashegeshe Workings

The Kashegeshe working is located about 800 metres to the north of the Lukungurhi workings (Figures 5 and 6). The workings are approximately 350 metres long and on average 50 metres wide and have a long axis orientation of 350° azimuth. Geological/structural mapping as well as rock chip/channel sampling was carried out during 2005. A total 12 samples comprising 2 rock channel and 10 rock chip were collected for Au analysis. Table 7 shows the anomalous rock-chip and channel sample results from workings.

Lithology

Interbedded mudstone, siltstone and thin bands of graphitic/black shale have been intruded along bedding planes by the feldspar porphyry, form the main lithological units. The mafic porphyry unit is absent in the main workings but has been observed in outcrop in a stream close to the workings.

Parallel limonite-quartz veins are very common within the feldspar porphyry with occasional cross cutting ones.

Structure

Structural mapping from this working reveals the following structural features (Figure 10):

•	Bedding has a NNW-SSE orientation but the dominant orientation is 164°/81°SW.
•	The linear feature resulting from the intersection of the three planes indicate an anticlinal fold axis (the northern plunge of the Twangiza Anticline) plunging 22° @ 343°.

Further structural information will be obtained from trenches and drainage outcrops within the area to firm up this interpretation.

Alteration

Alteration and weathering as described in section 8.2.3.2 above.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

8.2.3.4	Muhona Workings

The Muhona artisanal working is located on the east limb of the Twangiza Anticline approximately 1 kilometre north east of the Twangiza Main deposit (Figures 5 and 6). The workings are approximately 70 metres long and 50 metres wide.

The artisanal miners are currently excavating an adit within the sedimentary package, which is intercalated with brecciated quartz zones. Geological/structural mapping as well as rock chip/channel sampling was carried out during November and December 2005. A total of 22 samples, comprising 15 rock channel and 7 rock chip samples of porphyries and quartz veins were collected from the workings for Au analysis. Table 7 shows the anomalous rock-chip and channel sample results from workings.

Lithology

This working is characterised by a series of smoky ferruginous quartz veins (varying from 0.015 m to 1 m in width) in shale and mudstones. Abundant fragments of quartz are piled up in the artisanal pit. Outcrops of mafic porphyry in contact with mudstone and black shale were mapped in the Muhona River upstream and to the west of the workings. An adit currently being driven by the local artisans is in a brecciated ferruginous quartz vein system hosted in an interbedded mudstone – shale sedimentary package.

Structure

Structural information from the Muhona drainage and workings reveal the following structural features (Figures 11 and 12),

•	Bedding is NNE-SSW with a dominant trend of 196°/72°NNW.
•	Quartz veins trend NE-SW with a dominant orientation of 046°/50°SE.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

8.2.3.5	Bugoy Prospect

Bugoy is located about 9 km (in a straight line distance) NNW of the Twangiza Main deposit and 18 km by road from the Twangiza base camp (Figure 4).

Historical Background

No historical primary gold exploration has been conducted in this area although alluvial gold mining was conducted along the Kadubu River. Stream sediment geochemistry along this river and its tributaries returned gold grades between 0.4 g Au/m³ and greater than 1.0 g Au/m³. As a result of this an historical data work programme was put together aimed at delineating the primary source of the above mentioned historical stream sediment anomalies.

Gridding and Geochemical Soil Sampling

A baseline oriented at 340° Magnetic North was established with origin at UTM location 9689963.88N/689011.44E (corresponding to 20000N/15000E local grid coordinates) about 500 m east of the Kadubu River. The total length of the base line and cross-lines are 6 and 2 kilometres respectively (Figures 13). Grid line and sample spacing were at 160 m and 40 m respectively. A total area of 12 square kilimetres was covered by the grid (Figure 13).

A total of 69 line kilometres were cut and 1,627 soil samples were collected. In addition 181 rock chip and channel samples were colleted during the soil geochemical sampling programme (Table 8).

Soil sample collection and analytical methodology is the same for that described is section 8.2.1.

There are eight distinct anomalies where gold-in-soil is above 100 ppb (Figures 13 and 14). Seven of the anomalous areas coincided with alluvial plains that occur at junctions of tributaries or major bends of rivers. Field inspection confirmed that these gold-in-soil anomalies are associated with alluvial material and are therefore considered to be transported anomalies. One anomaly located in the west-central part of the grid is associated with a raised alluvial terrace.

It is therefore concluded that all gold-in-soil anomalies are derived from transported alluvial material and that there is no hard rock in-situ gold within the area covered by the Bugoy grid.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Geology and Structures

Sediments comprising conglomerates, mudstones and siltstones underlie this area. The conglomerate is the dominant lithological unit within the gridded area. It is made up of a greenish silty matrix with quartz, siltstone and mudstone forming the clasts. The clasts vary in size ranging from 2 to 45 centimetres and are sub-angular to round in shape. This unit displays weak foliation in places with the clasts stretched along foliation. A feldspar porphyry unit in contact with siltstone was mapped about 300 m NNW outside the grid.

Structurally, all planner measurements have the convention “strike and dip right”. Structural interpretation from surface outcrops in the Bugoy area indicates a dominant NNW-SSE trend of bedding, 333°/43°. The intersection of planes 1 and 2 indicate an anticlinal fold axis plunging 17° @ 352° (Figure 15).

Limonite–silica veins are not common but the few encountered are usually parallel to bedding. Milky to smoky quartz veins are mostly observed in artisanal workings where they cross-cut bedding planes.

Rock-Chip/Channel Sampling

Rock-chip samples are collected in tandem with the soil sampling programme. A total of 181 rock-chip and channel samples were collected from Bugoy. Only one significant sample returned a gold value of 4.93 g/t Au (Table 8).

Conclusions and Recommendations

It is concluded that the gold-in-soil anomalies are derived from transported alluvial material and that there is no hard rock in-situ gold potential within the area covered by the Bugoy grid.

It has been recommended that no further work be conducted in the Bugoy area.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 8: Rock Chip and Channel Sample Results

Sample #	Sample Type	Au (ppm)	Sample #	Sample Type	Au (ppm)	Sample #	Sample Type	Au (ppm)	Sample #	Sample Type	Au (ppm)
64075	chip	0.01	64299	channel	0.03	64349	chip	<0.01	64397	channel	0.01
64076	chip	<0.01	64300	channel	0.02	64350	channel	0.01	64398	channel	0.01
64077	chip	<0.01	64301	channel	0.02	64351	channel	0.02	64400	channel	<0.01
64078	chip	<0.01	64303	channel	0.02	64352	channel	0.01	64401	channel	0.01
64079	chip	<0.01	64304	channel	0.03	64353	channel	0.01	64403	chip	0.03
64080	chip	<0.01	64305	channel	0.09	64354	channel	<0.01	64404	chip	0.09
64082	chip	<0.01	64306	channel	0.02	64356	channel	<0.01	64093	chip	<0.01
64084	chip	<0.01	64307	channel	0.02	64357	channel	0.01	64094	chip	<0.01
64085	chip	0.03	64308	channel	0.02	64358	channel	<0.01	64095	chip	<0.01
64088	chip	0.01	64309	chip	0.01	64359	channel	<0.01	64097	chip	<0.01
64089	chip	<0.01	64310	chip	<0.01	64360	channel	<0.01	64098	chip	0.01
64090	chip	<0.01	64087	chip	<0.01	64361	channel	<0.01	64405	chip	<0.01
64086	chip	<0.01	64311	chip	0.05	64363	channel	<0.01	64406	chip	<0.01
64263	channel	<0.01	64312	chip	0.24	64364	channel	<0.01	64407	chip	0.04
64264	channel	<0.01	64313	chip	4.93	64365	channel	<0.01	64408	chip	<0.01
64265	channel	<0.01	64314	chip	0.01	64366	channel	<0.01	64409	chip	<0.01
64266	channel	<0.01	64315	chip	0.05	64367	channel	<0.01	64410	chip	<0.01
64267	channel	<0.01	64317	chip	0.32	64368	channel	<0.01	64411	chip	<0.01
64268	channel	<0.01	64319	chip	0.03	64369	channel	<0.01	64412	chip	<0.01
64269	channel	0.01	64320	chip	0.02	64370	channel	<0.01	64413	chip	<0.01
64270	channel	0.03	64321	channel	0.02	64371	channel	<0.01	64414	chip	<0.01
64271	channel	0.03	64322	channel	0.02	64091	chip	0.01	64415	chip	0.02
64272	channel	0.03	64323	channel	0.02	64092	chip	0.07	64416	chip	<0.01
64273	channel	0.02	64324	channel	0.01	64372	chip	<0.01	64417	chip	<0.01
64274	channel	0.02	64325	channel	0.02	64373	chip	0.02	64418	chip	<0.01
64275	channel	0.05	64326	channel	0.02	64374	chip	<0.01	64419	chip	<0.01
64276	channel	0.03	64327	channel	0.02	64375	chip	<0.01	64421	chip	<0.01
64277	channel	0.02	64328	channel	0.02	64377	chip	<0.01	64422	chip	<0.01
64278	channel	0.01	64329	channel	0.01	64378	chip	0.01	64423	chip	<0.01
64279	chip	0.02	64330	channel	<0.01	64379	chip	<0.01	64424	chip	0.01
64280	chip	0.02	64331	channel	0.01	64380	chip	0.01	64425	chip	<0.01
64281	chip	<0.01	64332	channel	<0.01	64381	chip	0.01	64426	chip	<0.01
64282	chip	<0.01	64333	channel	<0.01	64382	chip	0.01	64451	chip	<0.01
64283	chip	0.01	64334	channel	<0.01	64383	chip	<0.01	64452	chip	<0.01
64285	chip	0.02	64335	chip	0.01	64384	chip	0.01	64453	chip	<0.01
64286	chip	0.02	64336	chip	<0.01	64385	chip	0.01	64454	chip	0.01

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Sample #	Sample Type	Au (ppm)	Sample #	Sample Type	Au (ppm)	Sample #	Sample Type	Au (ppm)	Sample #	Sample Type	Au (ppm)
64287	chip	0.01	64337	chip	<0.01	64386	chip	0.01	64455	chip	<0.01
64288	chip	0.01	64338	chip	<0.01	64387	chip	<0.01	64456	chip	<0.01
64289	chip	0.01	64339	chip	<0.01	64388	channel	<0.01	64457	chip	0.02
64290	channel	0.13	64340	channel	0.02	64389	channel	0.01	64458	chip	0.03
64292	channel	0.02	64341	channel	0.02	64390	channel	<0.01	64460	chip	0.02
64293	channel	0.02	64342	channel	0.02	64391	channel	<0.01	64461	chip	0.01
64294	channel	0.01	64343	channel	0.01	64393	channel	0.01	64462	chip	0.02
64295	channel	0.01	64344	chip	0.02	64394	channel	<0.01	64463	chip	0.02
64296	channel	0.01	64345	chip	0.03	64395	channel	0.02	64484	chip	<0.01
64298	channel	0.02	64348	chip	0.01	64396	channel	0.02

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

9.	DRILLING

Previous diamond drilling on the Twangiza Property is described in full in the 2003 CME Report. A copy of the 2003 CME Report can be obtained from SEDAR at www.sedar.com.

The aim of the recent drilling is to convert the remaining Inferred Resources into Indicated and Measured categories and to identify additional Inferred Resources. A total of 23,873.12 metres of PQ, HQ and NQ diamond drilling involving 100 holes was completed between February 2006 and May 2007 (Figures 16). Drilling tested the 800 metre long zone of mineralization within the hinge of the Twangiza Anticline and Twangiza North soil geochemical anomalies. A total of 61 resource holes were drilled at 40 m centres to infill the holes drilled in 1997/98 with the objective of upgrading the Inferred Resources to the higher confidence Measured and Indicated Resources. In addition, 39 exploration holes were drilled to test the Twangiza North geochemical anomaly.

Due to technical problems (caving in the hole) TDD003 and TDD095 were stopped at 31.32 m and 76.42m, respectively, due to poor recovery in the intensely broken ground.

An A-Star 350 B2 helicopter (owned and operated by Wilddog Helicopters) was used for the moving of drills, materials and personnel from site to site. The diamond drilling was performed by Geosearch International Limited of South Africa utilizing three portable CS1000 and a Longyear 38 drill rigs with a maximum depth capability of 600 metres.

All drill holes collars were surveyed with Real Time DGPS equipment. Drill holes collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and dip. All drill holes were oriented. Orientation was carried out by the “Spear” method or other gravity-based Ezy Mark system.

Diamond drill holes specifications completed between February 2006 and May 2007 are outlined in Table 9. A drill hole trace plan of drill holes is shown in Figure 16.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 9:     Diamond Drill Hole Specifications

BHID	EASTING	NORTHING	ELEVATION	DEPTH	INCLINATION	AZIMUTH
	(UTM)	(UTM)	(m)	(m)	(O)	(O)
TDD001	693421.60	9682812.53	2350.63	180.00	51	70
TDD002	693456.74	9682741.62	2347.18	178.92	51	70
TDD003	693464.66	9682662.27	2319.19	31.32	51	70
TDD004	693464.34	9682662.13	2319.16	212.03	56	70
TDD005	693561.26	9682785.62	2315.08	226.97	55	260
TDD006	693433.81	9682566.49	2261.62	255.14	51	70
TDD007	693633.63	9682795.87	2282.70	174.68	55	260
TDD008	693463.86	9682489.78	2233.63	283.79	50	70
TDD009	693512.02	9682420.46	2243.13	256.09	50	70
TDD010	693704.49	9682805.40	2248.86	160.05	55	260
TDD011	693531.52	9682928.36	2263.36	201.68	55	260
TDD012	693393.33	9682915.95	2332.46	172.78	55	80
TDD013	693327.65	9683065.80	2313.86	174.68	55	80
TDD014	693340.03	9682746.27	2292.40	222.14	55	80
TDD015	693373.10	9683231.68	2282.01	149.61	55	80
TDD016	693292.92	9683222.85	2279.46	160.09	55	80
TDD017	693457.96	9683412.74	2256.24	203.33	55	260
TDD018	693535.11	9683420.90	2228.16	160.88	55	260
TDD019	693643.55	9683439.64	2191.47	149.13	55	260
TDD020	693534.48	9682276.85	2228.66	303.12	51	70
TDD021	693224.39	9683206.59	2245.70	162.63	55	80
TDD022	693024.34	9683575.83	2173.92	189.63	55	80
TDD023	693636.06	9682133.45	2206.54	212.99	50	70
TDD024	692822.62	9683300.03	2187.76	174.61	55	80
TDD025	693571.53	9683257.96	2222.15	162.68	55	260
TDD026	693579.57	9682197.98	2199.29	225.45	50	70
TDD027	693507.75	9683082.60	2236.27	168.72	55	260
TDD028	693608.57	9682949.41	2248.90	159.80	55	260
TDD029	693664.80	9682046.53	2207.79	197.33	50	70
TDD030	693827.28	9682979.51	2160.29	178.70	55	260
TDD031	693672.32	9681983.30	2231.84	304.67	50	70
TDD032	692956.93	9683123.49	2198.90	188.18	55	80
TDD033	693703.98	9681902.93	2209.01	200.00	50	70
TDD034	693524.50	9682364.00	2258.97	310.98	50	70
TDD035	693622.00	9681994.00	2210.44	313.12	50	70
TDD036	693534.50	9682225.00	2195.73	321.41	50	70
TDD037	693448.40	9682288.00	2212.69	416.18	50	70
TDD038	693537.20	9682145.00	2176.16	307.78	50	70
TDD039	693456.20	9682339.00	2208.70	456.72	51	70
TDD040	693590.10	9682072.00	2196.22	309.63	50	70
TDD041	693458.10	9682786.00	2348.14	233.00	55	70
TDD042	693463.00	9682442.00	2216.77	345.00	51	70
TDD043	693040.50	9684217.00	2174.74	251.18	55	80
TDD044	693398.60	9682592.00	2252.09	316.88	51	70
TDD045	693400.60	9682675.00	2283.47	206.18	51	70
TDD046	693410.60	9682764.00	2337.43	278.31	51	70

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

BHID	EASTING	NORTHING	ELEVATION	DEPTH	INCLINATION	AZIMUTH
TDD047	692805.70	9684785.00	1968.25	206.18	55	80
TDD048	693460.30	9682534.00	2253.44	254.28	51	70
TDD049	693439.60	9682606.00	2283.89	283.99	50	70
TDD050	692867.20	9684503.00	2037.53	209.18	55	80
TDD051	693504.30	9682464.00	2245.76	247.88	50	70
TDD052	693502.30	9682296.00	2234.38	350.18	51	70
TDD053	693662.30	9682682.00	2314.12	239.18	55	260
TDD054	693582.60	9682234.00	2207.56	271.95	50	70
TDD055	693504.50	9682375.00	2242.30	295.53	50	70
TDD056	693746.30	9682552.00	2322.37	205.28	50	260
TDD057	693444.00	9682697.00	2320.43	211.28	51	70
TDD058	693639.60	9682086.00	2201.73	183.56	50	70
TDD059	693771.10	9682471.00	2319.83	209.99	50	260
TDD060	693509.60	9681833.00	2164.99	497.10	55	70
TDD061	693587.20	9682157.00	2199.56	258.18	50	70
TDD062	693709.40	9682503.00	2334.64	208.30	61	70
TDD063	693615.70	9682029.00	2208.57	291.85	51	70
TDD064	693303.30	9682443.00	2155.57	296.58	57	70
TDD065	693603.60	9682588.00	2337.78	176.28	60	70
TDD066	693315.60	9682313.00	2141.60	416.19	52	70
TDD067	693644.90	9682485.00	2330.48	260.01	59	70
TDD068	693574.60	9682116.00	2192.54	324.76	51	70
TDD069	693619.50	9682552.00	2335.33	193.97	57	70
TDD070	693302.10	9682393.00	2159.05	284.07	50	70
TDD071	693897.70	9682606.00	2261.03	174.08	50	250
TDD072	693419.10	9682473.74	2203.50	388.08	50	70
TDD073	693738.27	9682708.79	2282.10	174.63	50	250
TDD074	693570.21	9682701.50	2334.43	151.47	57	70
TDD075	693418.32	9682642.64	2283.68	243.08	51	70
TDD076	693741.58	9682630.34	2309.75	222.48	50	250
TDD077	693819.81	9682652.77	2282.38	246.70	50	250
TDD078	693381.10	9682552.53	2222.57	426.80	50	70
TDD079	693469.09	9682403.23	2212.49	409.88	50	70
TDD080	693824.13	9682579.48	2293.79	242.58	50	250
TDD081	693930.42	9682692.51	2237.71	210.10	50	250
TDD082	693412.68	9682724.37	2316.82	207.11	51	70
TDD083	692911.37	9684199.34	2182.83	210.78	50	70
TDD084	692828.31	9684479.76	2047.50	308.48	60	70
TDD085	693399.29	9682422.14	2189.84	466.90	50	70
TDD086	693158.71	9683427.22	2233.05	207.00	49	70
TDD087	692987.15	9683883.07	2109.01	214.99	50	70
TDD088	692787.48	9684658.25	1987.32	202.83	49	70
TDD089	692772.24	9684775.76	1955.76	196.28	53	70
TDD090	693964.09	9682540.88	2258.98	152.22	50	250
TDD091	693170.80	9683270.88	2207.87	187.58	48	70
TDD092	693105.93	9683604.77	2177.03	201.43	50	70
TDD093	693968.33	9682631.03	2221.81	158.05	50	250
TDD094	693246.84	9683129.64	2293.19	239.88	50	70

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

BHID	EASTING	NORTHING	ELEVATION	DEPTH	INCLINATION	AZIMUTH
TDD095	692718.16	9684931.83	1916.30	76.42	50	70
TDD096	693050.19	9683759.95	2132.45	190.87	48	70
TDD097	692718.16	9684931.83	1916.30	244.98	57	70
TDD098	692942.61	9684115.43	2202.44	230.10	50	70
TDD099	693240.76	9684315.19	2122.38	131.40	50	70
TDD100	692868.01	9684341.36	2106.74	233.08	50	70

9.1	Mineralization and Results

Appendix III attached to this report is a table of significant intersections from the diamond drilling programme. Individual sample grades were not capped and intercepts are down-hole lengths as such composite results are presented over core length and true widths.

10.	SAMPLING METHOD AND APPROACH

The information in this section of the report relates to Banro’s current exploration programme at Twangiza.

10.1	Soil Geochemistry

The baseline origin for the soil geochemical grid was pegged at UTM coordinate of 9682698.2N / 693500.5E, which corresponds to a local grid coordinate of 10000N/20000E (Figure 5). The soil geochemical grid was initially surveyed using compass, tape and ranging rod method. All sample points are located with a wooden peg with local grid co-ordinates clearly labelled on each peg. All sample points are subsequently surveyed in using a Trimble Differential GPS. The survey used the WGS-84 zone 35 south coordinate system.

The base line is 7 kilometres long and orientated at 350° (Figure 5). Cross-lines are spaced at 80 metres intervals and are 2 kilometres long (Figure 5). Soil geochemical samples are taken at 40 metre intervals along cross-lines.

At the end of May 2007 field work, a total of 275.44 line kilometres had been cut and 6,589 soil geochemical samples collected and sent for analysis (Table 5). The soil geochemical grid was surveyed using differential GPS.

Approximately 4 to 6 kg of soil was taken from each sample site, below the upper soil horizon containing vegetative matter. The average sample depth was 35 cm. Features such as grid co-

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

ordinates of each sample location, depth, colour, horizon, grain size, fragments, slope angle and slope orientation are recorded at each sample site in the sample book. This data is later transferred into electronic format for which there are standard formats. Soil samples are collected and placed in a plastic sample bag. A wet strength sample tag with a unique sample number is assigned to each sample and placed in the sample bag. In addition the sample number and grid co-ordinates of each sample location are scribed onto an aluminium tag. The aluminium tag is placed in the bottom of each sample pit and covered. This is done as grid pegs are often removed by the local inhabitants.

The sample books are designed so that six (6) random numbers (i.e. six pages) per fifty (50) numbers have been removed from the books. This is done to ensure that standards, duplicates and blanks can be inserted and the field geologists do not have to remember to skip numbers while conducting their daily field activities.

The soil samples are shipped to the Banro sample preparation facility in Bukavu, DRC. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample dispatch sheets and those samples physically received at the Bukavu sample preparation laboratory the problem is immediately dealt with via HF radio communications and the problem rectified. Pulp samples of approximately 150 g each are shipped in batches to SGS in Mwanza, Tanzania and, for referee purposes, to Genalysis in Perth, Australia, with DHL. Prior to the commencement of the drilling program in February 2006, all geochemical samples were submitted to ALS Chemex in Johannesburg, South Africa.

10.2	Trench, Channel and Grab Samples

Trench sampling is carried out by channelling a sample along the floor of the trench. Each channel is approximately 10 centimetres wide and 3 to 5 centimetres deep. Sampling is carried out “geologically” i.e. sample intervals were determined by geological features, and not done simply on a meter-by-meter basis. In homogeneous rock, the maximum sample interval was 1 metre. The minimum sample interval employed is 0.3 m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

boundaries. Sample weights are recorded and vary between 3 kilogram and 6 kilogram. Channel sample methodology is similar to that described for trenches above.

A total of 1,159 metres of trenches had been excavated by May 2007 and 785 trench samples collected (Table 5).

Sample tickets and the paper trail of sample movement are as described in section 11.2.

10.3	Drill Core Samples

The entire length of each drill hole was sampled, resulting in the collection of 25,677 samples from 23,873.12 metres of drill core (Table 5). All sampling is carried out “geologically” i.e. sample intervals are determined by geological features, and not done simply on a meter-by-meter basis.

In homogeneous rock, the maximum sample interval is 1 m. The minimum sample interval is 0.3 m. As shown in Table 10, 0.3 m of split HQ core provides approximately 1.29 kg of material for analysis.

Table 10: Relationship Between Core Length and Sample Weight
Sample Length (HQ Core)	Weight of Sample*
1.00 m	4.30 kg
0.50 m	2.15 kg
0.30 m	1.29 kg

*Assumes 2 mm loss on cutting, and a RD of 2.7

Veins, altered zones or distinct geological units are sampled so that the contacts are a standard 2 cm within the sample boundaries.

Samples were cut at site and shipped to the Bukavu sample preparation laboratory for processing. The sample pulps were then sent to the SGS laboratory in Mwanza, Tanzania to be analyzed for gold by 50 g fire assay. Analytical statistics for gold in drill core are presented in Table 11.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 11: Drill Core Sampling Analytical Statistics
No. of Samples	Gold (g/t)
	Minimum	Maximum	Mean	Std. Dev.
18,075	0.005	280.00	0.75	3.02

11.	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	Statement

Banro runs its own sample preparation facility in Bukavu, DRC using its own full-time employees. ALS Chemex, Johannesburg built the sample preparation facility for Banro. ALS Chemex management were on site to train Banro staff and commission the facility in September 2005. Analysis of samples is undertaken by the SGS laboratory in Mwanza, Tanzania which serves as the primary laboratory, and Genalysis in Western Australia serves as the umpire laboratory. Both SGS and Genalysis are internationally (NATA) accredited and utilise conventional sample preparation, sample analysis and associated quality control protocols.

11.2	Sample Preparation and Analysis

The in-house samples preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro with periodic laboratory audits carried out by external consultants. The laboratory has been audited on separate occasions by the following: Tony Martin (SRK) in October 2005, Terence Howard (ALS) in February 2006, Theonest Bahemuka (SGS) in August 2006, Martin Pittuck (SRK) in November 2006 and George Siasios (SGS) in March 2007.

All field samples are delivered to the Banro sample preparation facility in Bukavu. Individual sample bags are sealed with a cable tie and the individual sample bags placed in large white bags that will hold between 20 and 30 kg of sample. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio communications and a reconciliation report sent by mail to the Senior Project Geologist. Pulp samples, of approximately 150 g, are placed in brown packet

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

envelopes, which in turn are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are shipped in batches to either SGS in Mwanza, Tanzania or Genalysis in Perth, Australia in the case of inter-laboratory checks.

The in-house sample preparation facility comprises an electric oven, two jaw crushers, three disc pulverisers and air compressor system all assembled in a ‘20 footer’ and a ‘40 footer’ steel containers.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.

Using the jaw crushers, all adit, trench and drill core samples are crushed to 70% passing 2 mm screen. The crushed sample is split using a riffle splitter to produce between 800-1,500 g of material, which is pulverised using B2000 Low Chrome Bowls with disc for 90 to 300 seconds depending on the hardness of the sample to 90% passing 75 microns screen. Soil geochemical samples are oven dried and sieved to minus 2 mm before being pulverised. An average of 150 g split of the pulp is shipped to the SGS laboratory in Mwanza, Tanzania for analysis. An average of 250 samples is prepared each day from the in-house facility.

The crusher is thoroughly cleaned in between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is enhanced with the use of compressed air system after each sample. The preparation of soil samples is independently carried out to avoid possible contamination from the higher-grade trench, adit or core samples.

The sample preparation laboratory has organised areas/shelves designed for the storage of coarse and pulp rejects such that the samples can be retrieved in a reasonable amount of time.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Three laboratories have been used for sample assaying since the commencement of exploration in Twangiza in October 2005. The initial soil geochemical and trench samples were analysed by ALS Chemex, Johannesburg while SGS-Mwanza served as the umpire laboratory. From the start of drilling in Twangiza Banro has used SGS-Mwanza as the principal analytical laboratory and Genalysis-Perth as the umpire laboratory.

All gold analyses have been carried out using conventional 50 g charge fire assay with atomic adsorption spectrography (AAS) finish. The three laboratories involved have carried out the usual internal checks, which in the case of SGS-Mwanza are detailed in the section on quality control.

11.3	Quality Control Procedures

In order to monitor the integrity of the sample preparation and analytical data screen tests of crushed (5%) and pulverized (10%) samples are routinely carried out to monitor the particle size and percentage passing of the crushed and pulverized material respectively.

To provide a measure of accuracy, precision and confidence, a range of international reference materials, duplicates and blanks are routinely (12%) but randomly inserted into each batch of samples. Blank samples are inserted during the main stream crushing and pulverising processes. Blanks are inserted into sample batches at a frequency of 1 in 50 and crush duplicate split is also carried out at 1 in 50. Standard reference materials are inserted at a frequency of 4 in 50. International reference materials inserted are predominantly sourced from Rocklabs Limited, New Zealand and occasionally from Geostats Pty Limited, Australia.

11.4	Assessment of Quality Control Data

Quality control procedures have been implemented in all stages of the sample preparation and analytical process. The quality control work includes the insertion of international reference samples, inter-laboratory checks, samples preparation laboratory duplicates, blanks, and the analytical laboratory’s internal checks. These are all described in detail in the following sections.

11.4.1	Standard Samples

Four analytical reference materials are inserted in a batch of 50 samples. The standards reference material is sourced from Rocklabs Limited, New Zealand and a few from Geostats, Australia. The

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

standard reference samples are in pulp form and are supplied in plastic containers of 2.5 kg each, of both oxide and sulphide material with variable grade ranges. Twenty two variable grade ranges of standards have been inserted in various batches of samples submitted to the analytical laboratory. The standards are randomly inserted but of same quantity as the laboratory pulps, making it difficult for it to be detectable by the analytical laboratory.

Statistical assessment of the results of the standard reference data using the facilities in the Rocklabs Quality Control package has been completed. Table 12 gives basic statistics on the assaying of standard samples and attached as Appendix IV to this report are precision control charts of the results of the various analytical standards.

The mean assay values for all standard reference material in relation to their respective reference value are considered to be within acceptable limits. Out of control points (Appendix IV) reference material are usually re-analysed with the batch of samples. In general the low coefficient of variation (CoV), suggests that there is no analytical bias or no major control problems were encountered during the period and that SGS-Mwanza is producing assays of exceptional quality, an indication of excellent precision (Appendix IV).

Table 12:     Statistics of Results of Standard Reference Sample Submissions

STD REFID	REF VALUE (g/t Au)	No of Submissions	MIN (g/t Au)	MAX (g/t Au)	MEAN (g/t Au)	STD DEV	CoV
G902-8	0.400	43	0.300	0.550	0.388	0.042	0.107
G996-4	0.510	50	0.400	0.550	0.474	0.033	0.069
OXA26	0.080	40	0.060	0.150	0.081	0.015	0.185
OXA45	0.081	100	0.070	0.100	0.081	0.005	0.059
OXC44	0.197	62	0.180	0.230	0.200	0.011	0.053
OXD43	0.401	43	0.390	0.460	0.416	0.020	0.048
OXE42	0.611	71	0.541	0.658	0.600	0.020	0.033
OXF41	0.815	23	0.600	0.890	0.827	0.060	0.073
OXG46	1.037	48	0.915	1.133	1.024	0.036	0.036
OXH37	1.286	55	1.160	1.360	1.282	0.042	0.032
OXH52	1.291	13	1.202	1.400	1.301	0.033	0.025
OXI40	1.857	38	1.736	1.990	1.863	0.042	0.023
OXJ47	2.384	17	2.127	2.658	2.393	0.089	0.037
OXK48	3.557	58	3.168	3.790	3.479	0.104	0.030
OXL51	5.850	47	5.598	6.134	5.866	0.089	0.015
SJ32	2.645	49	2.433	2.772	2.602	0.057	0.022
OXK35	3.489	12	3.390	3.600	3.480	0.057	0.016
OXL34	5.785	104	5.689	60124	5.906	0.072	0.012
OXP50	14.890	317	13.958	16.314	15.136	0.393	0.026
SF12	0.819	49	0.620	0.850	0.800	0.046	0.058

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STD REFID	REF VALUE (g/t Au)	No of Submissions	MIN (g/t Au)	MAX (g/t Au)	MEAN (g/t Au)	STD DEV	CoV
SF23	0.831	112	0.741	0.910	0.819	0.026	0.032
SH24	1.326	131	1.216	1.410	1.313	0.032	0.025
SJ10	2.643	24	2.380	2.670	2.589	0.056	0.022
SJ22	2.604	209	2.250	2.710	2.590	0.046	0.018
SK21	4.048	81	3.620	4.240	3.975	0.102	0.026
SL20	5.911	151	5.750	6.150	5.933	0.074	0.012
SN16	8.367	47	7.950	8.690	8.336	0.132	0.016
OXN49	7.635	12	7.042	8.020	7.531	0.163	0.022
SK33	4.041	94	3.736	4.258	3.997	0.087	0.022
SN26	8.543	127	7.999	8.834	8.417	0.139	0.017
Total		2,227

11.4.2	Inter-Laboratory Check Assays

Statistical analyses of samples assayed at both SGS-Mwanza and Genalysis-Perth using the same assay methods have been undertaken (Tables 13 to 16). These were samples originally assayed by SGS-Mwanza. The pulps from a selection of samples were then dispatched to Genalysis-Perth for check assays by the same method (50 gram fire assay). The samples were submitted at the end of every quarter in batches of between 70 and 200 samples and with insertion of analytical standards.

Results were compared on the basis of the first assay by each laboratory, and the few repeat determinations by each laboratory were ignored. The Mean Relative Differences (MRD) of the SGS and Genalysis result were calculated (Tables 13 to 16).

Table 13: Inter-laboratory Comparison – SGS Vrs Genalysis; July 2006

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	51	51		32	32
Min	0.005	0.010		1.020	1.080
Max	0.980	1.100		15.800	16.140
Mean	0.358	0.396		4.060	4.239
Std Dev	0.308	0.329		4.211	4.401
MRD	10%			4.3%

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 14: Inter- laboratory Comparison – SGS Vrs Genalysis; November 2006

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	45	45		31	31
Min	0.050	0.010		1.090	1.160
Max	0.990	0.960		10.800	11.920
Mean	0.352	0.369		3.304	3.458
Std Dev	0.322	0.321		2.824	2.794
MRD	4.7%			4.5%

Table 15: Inter- laboratory Comparison – SGS Vrs Genalysis; February 2007

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	146	146		60	60
Min	0.005	0.010		1.020	0.790
Max	0.990	1.450		16.000	15.430
Mean	0.509	0.530		3.113	3.139
Std Dev	0.202	0.289		3.226	3.198
MRD	4.05%			0.18%

Table 16: Inter- laboratory Comparison – SGS Vrs Genalysis; June 2007

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	115	115		86	86
Min	0.005	0.010		1.020	0. 610
Max	0.970	1.150		22.700	22.860
Mean	0.236	0.226		3.552	3.563
Std Dev	0.243	0.249		4.068	4.021
MRD	4.26%			0.29%

As shown in Figures 17 to 24, the overwhelming bulk of results compared well and the relationship showed no significant variation with increasing grade (Tables 13 to 16). The MRD for the quarterly submissions for the less than 1.0 g/t analytical results is 4% - 10%, and for the analytical results greater than 1.0 g/t, the MRD is less than 5%. In the global sense, statistical comparison of the umpire laboratory (Genalysis-Perth) check against the primary laboratory (SGS-Mwanza) results indicated that there is no evidence of bias between SGS and Genalysis (Figures 17 to 24).

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

11.4.3	Duplicate Coarse Split

A total of 507 crush split (duplicate) included in routine sample batches were statistically reviewed (Table 17). A total of 98 (19.33%) of the duplicate split out of the 507 samples returned assay values of greater than 0.5 g/t Au. One of the mineralized (>0.5 g/t Au) duplicate samples, which had greater than 100.0 g/t Au, did not repeat. This sample has been identified to be associated with sulphide vein. The outlier-sample was removed from the data prior to generation of correlation graph and statistical analysis. Two correlation graphs (< 0.5 g/t Au and >0.5 g/t Au) were generated and both showed a very high correlation coefficient (Figures 25 and 26). The excellent correlation within the high-grade indicate that there is no significant coarse gold component in the samples (Table 17).

Table 17:     Descriptive Statistics of Coarse Split Sample Pairs

	< 0.5 g/t Au	< 0.5 g/t Au	> 0.5 g/t Au	>0.5 g/t Au
	Original g/t Au	Duplicate g/t Au	Original g/t Au	Duplicate g/t Au
Number of Pairs	410	410	98	98
Minimum	0.005	0.005	0.500	0.560
Maximum	0.460	0.510	14.950	15.600
Mean	0.056	0.059	3.342	3.315
Standard Deviation	0.083	0.093	3.959	3.989

11.4.4	Blank Samples

There were 696 blank samples with a mean reference value of 0.0084 g/t. These are made up of composited barren granite purchased from ALS Chemex - Mwanza laboratory, with assay values of less than 0.01 g/t Au. Of the 696 blank samples, thirteen (1.87%) had a laboratory result which were above the expected value of 0.02 g/t Au (Figure 27). In one case the laboratory result was up to 0.1 g/t Au. Three samples inserted prior to each of the ‘failed blank’ samples for ten of the failures all returned values of a lower grade than the failed blanks sample. For the other three failed blank samples whose preceding samples had assay values greater than the failed samples, resubmission analytical results return values less than 0.01 g/t Au. Therefore, it has been concluded that no contamination occurred in the sample preparation process. Furthermore, three samples on either side of the failed blanks within the batch were re-analysed. The results of the re-analysed samples (including the failed blanks) have been checked and it has been confirmed that the failed blanks returned below detection assay values following the re-assaying.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

If control problems were detected, the samples or sample batches would be re-analyzed.

QA/QC protocols employed in the 1997/98 exploration program are discussed in the 2003 CME Report, a copy of which can be obtained from SEDAR at www.sedar.com.

11.4.5	Analytical Laboratory Quality Control

Most laboratories have an established quality control routine, which will involve the insertion of standard, blank and duplicate samples into every assay batch. At SGS-Mwanza the routine consists of two standards, one blank and two repeats (pulp duplicates) in every batch of 50 samples. In addition, repeats are randomly inserted at a rate of 1 in 20 samples. If any significant discrepancies are found SGS-Mwanza claim that they re-assay the whole batch. The laboratory procedures of SGS-Mwanza have been reviewed and found to be satisfactory.

A monthly report detailing the results of the internal quality control by the principal laboratory is prepared by SGS-Mwanza, which is later put together to produce a comprehensive quarterly report.

Assessment of the principal analytical laboratory internal duplicates, blanks and standards show excellent accuracy and with very high precision, which indicate that there is no evidence of bias in the samples and that SGS-Mwanza is producing assays of high quality.

12.	DATA VERIFICATION

The project database is stored in two separate forms: as Access Database file for the historical data and a series of Microsoft Excel Spreadsheets for the current data. A programme is in place to migrate all the data into Century Database System.

Logging data are currently entered manually from field logs. Palm top computers have been purchase for data to be captured and download directly into the Century System Database.

Assay data is received from SGS-Mwanza and Genalysis-Perth in electronic format that are entered directly into the database.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

All data is verified both against in-house and laboratory internationally recognised standards as described in section 11 All assay data is cross-referenced against sample numbers and field locations in order to make sure that the results make “geological sense”.

A technical meeting is held every month where Banro Senior Project Geologists and Project Geologists present the technical data pertaining to their projects. At these technical meetings progress of the past month is reviewed, geological models and exploration techniques discussed and objectives for the following month set. Daniel Bansah, Vice President, Exploration and a “qualified person” (as such term is defined in NI 43-101), has verified the data pertaining to the Twangiza Property.

13.	ADJACENT PROPERTIES

There are no adjacent properties.

14.	MINERAL PROCESSING AND METALLURGICAL TESTING

Eleven composite drill hole samples of approximately 10 kilograms each from the Twangiza Main deposit were submitted to SGS Lakefield in South Africa in July 2006 for initial diagnostic leaching testwork to establish the gold-mineral association within oxide, transitional and fresh rock materials. The diagnostic testwork procedure involved the sequential solubilizing of the least-stable minerals via various pre-treatments (direct cyanidation, hydrochloric and nitric acid) and extraction of the associated gold by cyanidation/CIL. Results of the metallurgical testwork are shown in Table 18 below.

Results for the four oxide samples gave recoverable gold by CIL (carbon-in-leach) processing of between 88.92% and 95.63%. For the four transitional material samples, achieved recoverable gold by carbon-in-leach processing varied between 27.33% and 90.01%. The three fresh rock samples gave expected recoverable gold by carbon-in-leach processing of between 42.19% and 61.96%.

Samples were sent to SGS Lakefield’s laboratory in Johannesburg, South Africa. Preparation involved the air-drying of the “as received” material. The individual samples were then crushed to 100% passing -1.7mm before being milled to 80% passing -75µm. The milled material was blended and split into representative sub-samples for the testwork. The testwork procedure

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

involved the sequential solubilizing of the least-stable minerals via various pre-treatments, and extraction of the associated gold by cyanidation/CIL.

To quantify the gold that can be extracted via direct cyanidation, samples were cyanided. To quantify the gold that is preg-robbed, but is recoverable via CIL processing, a second sample was cyanided in the presence of activated carbon. To quantify the gold that can be extracted via a mild oxidative pre-leach, the CIL residue is first subjected to hot HCl pre-treatment, followed by CIL dissolution of the acid treated residue. To quantify the gold associated with sulphide minerals, the CIL residue is first subjected to a severe oxidative pre-treatment using hot HNO3 followed by CIL dissolution of the acid-treated residue. To quantify the gold associated with carbonaceous material, the subsequent residue sample is subjected to complete oxidation via roasting, followed by CIL dissolution of the calcined product. The duration of the leaching was 24 hours.

SGS Lakefield is an internationally recognized metallurgical testing laboratory, independent of Banro and working to recognized quality assurance and quality control standards.

The results of the diagnostic leach tests are summarized in the table below.

Table 18:     Sequential leach procedures showing different gold/mineral associations

Sample Number	Gold association	Gold
		g/t	%
TM TOX 01 –Oxide (feldspar porphyry)	Available to direct cyanidation	2.1	86.53
	Preg-robbed – CIL	0.06	2.39
	HCl digestible minerals	0.13	5.27
	HNO3 digestible minerals	0.01	0.35
	Carbonaceous matter	0.01	0.38
	Quartz (balance)	0.12	5.08
	Total	2.43	100

TM TOX 02 – Oxide (mudstone)	Available to direct cyanidation	5.66	95.14
	Preg-robbed – CIL	0.03	0.49
	HCl digestible minerals	0.09	1.56
	HNO3 digestible minerals	0.13	2.21
	Carbonaceous matter	0.01	0.12
	Quartz (balance)	0.03	0.48
	Total	5.95	100

TM TOX 03 – Oxide (siltstone)	Available to direct cyanidation	4.67	88.64
	Preg-robbed – CIL	0.03	0.56
	HCl digestible minerals	0.26	4.97
	HNO3 digestible minerals	0.21	4.06
	Carbonaceous matter	0.02	0.35
	Quartz (balance)	0.08	1.42
	Total	5.27	100

TM TOX 04 – Oxide (mudstone)	Available to direct cyanidation	3.15	92.14
	Preg-robbed – CIL	0.06	1.72
	HCl digestible minerals	0.04	1.21
	HNO3 digestible minerals	0.12	3.57
	Carbonaceous matter	0.01	0.3
	Quartz (balance)	0.04	1.06
	Total	3.42	100

TM TTR 05 – Transition (feldspar porphyry)	Available to direct cyanidation	3.4	89.48
	Preg-robbed – CIL	0.02	0.53
	HCl digestible minerals	0.06	1.66
	HNO3 digestible minerals	0.27	6.98
	Carbonaceous matter	0.04	1.09
	Quartz (balance)	0.01	0.26
	Total	3.8	100

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

TM TTR 06 – Transition (mudstone)	Available to direct cyanidation	1.55	46.78
	Preg-robbed – CIL	0.54	16.18
	HCl digestible minerals	0.23	6.89
	HNO3 digestible minerals	0.39	11.64
	Carbonaceous matter	0	0.02
	Quartz (balance)	0.61	18.49
	Total	3.32	100

TM TTR 07 – Transition (mudstone)	Available to direct cyanidation	0.05	1.3
	Preg-robbed – CIL	1	26.03
	HCl digestible minerals	0.49	12.66
	HNO3 digestible minerals	0.86	22.32
	Carbonaceous matter	0.86	22.43
	Quartz (balance)	0.59	15.26
	Total	3.84	100

TM TTR 08 – Transition (siltstone)	Available to direct cyanidation	0.27	6.4
	Preg-robbed – CIL	1.1	25.76
	HCl digestible minerals	0.82	19.18
	HNO3 digestible minerals	0.61	14.31
	Carbonaceous matter	0.5	11.69
	Quartz (balance)	0.97	22.66
	Total	4.29	100

TM TFR 09 – Fresh (mudstone)	Available to direct cyanidation	1.15	20.01
	Preg-robbed – CIL	1.28	22.18
	HCl digestible minerals	0.34	5.85
	HNO3 digestible minerals	1.1	19.05
	Carbonaceous matter	0.23	4
	Quartz (balance)	1.67	28.91
	Total	5.77	100

TM TFR 10 – Fresh (feldspar porphyry)	Available to direct cyanidation	1.46	48.3
	Preg-robbed – CIL	0.05	1.82
	HCl digestible minerals	0.04	1.2
	HNO3 digestible minerals	1.29	42.89
	Carbonaceous matter	0.05	1.81
	Quartz (balance)	0.13	3.98
	Total	3.02	100

TM TFR 11 – Fresh (mudstone)	Available to direct cyanidation	0.26	10.26
	Preg-robbed – CIL	1.32	51.7
	HCl digestible minerals	0.2	7.67
	HNO3 digestible minerals	0.44	17.36
	Carbonaceous matter	0.29	11.47
	Quartz (balance)	0.04	1.54
	Total	2.55	100

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

These initial results indicated high metallurgical recoveries in the feldspar porphyry and sediment materials but inconclusive and very variable recoveries in the transitional and fresh rock materials.

In November 2006, a further twenty five composite samples, whose identities are given in Table 19 below, were submitted for detailed metallurgical testwork in order to gain a better understanding of the metallurgical behaviour of the gold especially in the transition and fresh rock materials.

These samples were subjected to bottle roll tests whose results are given in Table 20.

Table 19:     Transition & Fresh Samples

Sample ID	Lithology	Head (g/t)	Characterisation
TMTTR 21	CMS	8.29	Fresh
TMTTR 22	FP	12.05	16% Trans, 84% Fresh
TMTTR 23	SI	23.52	68% Trans, 32% Fresh
TMTTR 24	CMS	9.34	Fresh

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

TMTTR 25	FP	2.68	Fresh
TMTTR 26	SI	5.02	Fresh
TMTTR 30	FP	4.31	Trans
TMTTR 31	FP	9.00	Trans
TMTTR 32	FP	5.62	Trans
TMTTR 33	SI	3.63	38% Trans, 62% Fresh
TMTTR 34	SI	3.29	52% Trans, 48% Fresh
TMTTR 35	CMS	4.28	Trans
TMTTR 36	CMS	2.68	39% Trans, 61% Fresh
TMTTR 37	CMS	103.19	Fresh
TMTTR 38	FP	4.09	Fresh
TMTTR 39	FP	3.15	44% Trans, 56% Fresh
TMTTR 40	CMS	4.24	Fresh
TMTTR 41	CMS	9.40	21% Trans, 79% Fresh
TMTTR 42	CMS	3.93	Fresh
TMTTR 43	SI	2.23	16% Trans, 66% Fresh, 18% Unknown*
TMTTR 44	CMS	4.23	Fresh
TMTTR 45	CMS	5.14	Fresh
TMTTR 46	CMS	3.63	Fresh
TMTTR 47	SI	3.56	Fresh
TMTTR 48	SI	2.67	Fresh
TMTTR 49	SI	3.59	Fresh
TMTTR 50	CMS	3.53	Fresh
TMTTR 51	FP	5.26	Fresh
TMTTR 52	FP	8.20	Fresh
TMTTR 53	CMS	3.24	Fresh
TMTTR 54	SI	2.24	Fresh

Table 20:     ROM bottle roll testwork

Sample	Lithology	Dissolution (Calc)		Sample Characterisation
		Sol + Carbon	Solid
TMTTR 21	CMS	47.60	47.60	Transition
TMTTR 22	FP	92.36	92.36	Transition
TMTTR 23	SI	83.01	83.01	Transition
TMTFR 24	CMS	41.38	41.38	Fresh
TMTFR 25	FP	92.87	92.87	Fresh
TMTFR 26	SI	72.11	72.11	Fresh
TMTTR 30	FP	62.06	62.06	Transition
TMTTR 31	FP	92.52	92.52	Transition
TMTTR 32	FP	65.46	65.46	Transition
TMTTR 33	SI	74.12	74.12	Transition
TMTTR 34	SI	43.07	43.07	Transition
TMTTR 35	CMS	39.04	39.04	Transition
TMTTR 36	CMS	16.79	16.79	Transition

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 20:     ROM bottle roll testwork

Sample	Lithology	Dissolution (Calc)		Sample Characterisation
		Sol + Carbon	Solid
TMTTR 37	CMS	96.25	96.25	Transition
TMTTR 38	FP	76.62	76.62	Transition
TMTTR 39	FP	80.98	80.98	Transition
TMTTR 40	CMS	48.97	48.97	Transition
TMTTR 41	CMS	19.45	19.45	Transition
TMTTR 42	CMS	11.93	11.93	Transition
TMTTR 43	SI	73.51	73.51	Transition
TMTTR 44	CMS	21.00	21.00	Transition
TMTFR 45	CMS	67.20	67.20	Fresh
TMTFR 46	CMS	67.04	67.04	Fresh
TMTFR 47	SI	92.39	92.39	Fresh
TMTFR 48	SI	54.49	54.49	Fresh
TMTFR 49	SI	72.39	72.39	Fresh
TMTFR 50	CMS	43.74	43.74	Fresh
TMTFR 51	FP	84.25	84.25	Fresh
TMTFR 52	FP	98.29	98.29	Fresh
TMTFR 53	CMS	50.93	50.93	Fresh
TMTFR 54	SI	16.91	16.91	Fresh

          FP=Feldspar Property                   CMS=Carbonaceous mudstone                 SI=Siltstone

The above results indicated that the transitional and fresh rock feldspar porphyry lithology generally gave good recoveries while the sediments (carbonaceous mudstones and siltstones) gave much lower recoveries.

14.1	Metallurgical Tests

Using the diagnostic leach and bottle roll results shown in Tables 18 and 20 respectively, further metallurgical testwork was then carried out as follows:

•	Head characterization using ICP scan.
•	Optimize recovery of oxides, transition and fresh feldspar porphyry using gravity followed by CIL techniques on samples already submitted to SGS Lakefield.

•	Pursuing other recovery means for the transition and fresh carbonaceous mudstone which were ongoing at the time of writing this report.

•	Mineralogical examination of the transition and fresh carbonaceous mudstones.
•	Assess the recoveries of Twangiza North oxides, transition and fresh ores using optimized conditions.
•	Perform comminution tests on Twangiza Main oxides, transition and fresh ores.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Tables 21 and 22 below show the different samples submitted for analysis and their origins for Twangiza Main. Twangiza has only two sources of ore, the Twangiza Main ore body and Twangiza North. Samples from Twangiza North submitted for metallurgical testwork are given in Table 23 below.

Table 21: List of samples submitted to SGS for analysis

Test (s)	Sample Identity
ICP:- Oxides FP	TMTOX 1
ICP:- Oxides CMS	TMTOX 4
Gravity & Extraction Tests	TMTOX 1,2,3 & 4
ICP:- Transition FP	TMTTR 05
ICP:-Transition CMS	TMTTR 06
Mineralogy: Transition	TMTTR06, TMTTR 31
Mineralogy: Fresh	TMTFR 49, 50 & 51
Fresh CMS: Flotation/Bioxidation/Roasting	TMTFR26,40,45,46,47 & 53
Fresh FP: Flotation/Bioxidation/Roasting	TMTFR 10,25,38, 51 & 52

Table 22: List of samples submitted for comminution tests

Compostite Description	Sample Identity
Oxide Porphyry	TOP-C
Oxide Mudstone/Siltsone	TOM-C
Transition Porphyry	TTP-C
Transition Mudstone/Siltstone	TTM-C
Fresh Rock Porphyry	TFP-C
Fresh Rock Mudstone/Siltstone	TFM-C

Table 23: Twangiza North samples submitted for metallurgical testwork
Sample Description	Sample Identity
Twangiza North Oxides- Sample A	TMTOX 55 & 56 A
Twangiza North Oxides- Sample B	TMTOX 55 & 56 B
Twangiza North Oxides- Sample C	TMTOX 55 & 56 C
Twangiza North Transition- Sample A	TMTTR 57 & 59 A
Twangiza North Transition- Sample B	TMTTR 57 & 59 B
Twangiza North Transition- Sample C	TMTTR 57 & 59 C
Twangiza North Fresh- Sampe A	TMTFR 60 & 61 A
Twangiza North Fresh- Sampe B	TMTFR 60 & 61 B
Twangiza North Fresh- Sampe C	TMTFR 60 & 61 C

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

14.2	Summary of Metallugical Testwork Programme

The SGS testwork programme included the following:

Sample Preparation

•	Sample drying
•	Crushing
•	Blending
•	Splitting

Chemical Characterisation

•	Head Assay
•	Mineralogy

Comminution

•	Bond ball mill work index
•	Bond rod mill work index
•	Bond abrasion index

Hydrometallurgy

•	Gravity
•	Preg-robbing Leach
•	Leach optimisation

14.3	Sample Preparation

Each of the samples submitted for analysis was crushed to 100% passing 1.70mm, blended and split to obtain a representative sub sample. Three samples were taken each of the crushed samples and assayed for head. The head of the samples was determined using specific analytical methods. Fire assay was used to determine the gold grade, LECO method was used to determine the arsenic and sulphur species and ICP to determine the rest of the elements. Two composites from the three different ore characterisations (oxide, transition, and fresh) were made. The composites from each characterisation were split into two. One half of each composite was retained and the other half was combined to form an overall composite sample for the particular ore characterisation. The overall composite was assayed for head using ICP.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

14.4	Sample Characterisation

14.4.1	Head Analysis

Composite samples made of the Twangiza Main oxide, Twangiza North oxide, Twangiza North transition (Feldspar Porphyry) and Twangiza North fresh (Feldspar Porphyry) rock material types were submitted for multi-element head assay using the ICP method. A summary of the results is shown in Table 24 below.

Table 24:    ICP Results showing the abundance of various elements

	SG	Au ppm	Ag ppm	CT %	Corg %	CO32- %	STOTAL%	S0%	S2- %	As ppm
Twangiza Main Oxide Composite	2.97	2.69	<1	0.08	0.09	<0.05	0.44	<0.5	0.44	9,072
Twangiza Main Oxides FP: TMTOX 01	2.84	2.25	<1	0.05	<0.05	0.02	0.8	<0.5	0.68	13,217
Twangiza Main Oxides CMS: TMTOX 04	2.81	4.2	<1	0.12	0.10	0.12	0.08	<0.5	0.02	2,887
Twangiza Main Transition FP: TMTTR 05	3.05	3.88	<1	1.44	<0.05	7.00	10.5	<0.5	10.1	21,134
Twangiza Main Transition CMS: TMTTR 06	3.18	3.45	<1	1.03	0.32	3.55	14.2	<0.5	12.7	19,173
Twangiza North Oxides	2.88	3.27	0.06	0.04	<0.05	<0.05				5,926
Twangiza North Transition	3.01	5.61	0.05	1.55	<0.05	7.52				12,835
Twangiza North Fresh	3.19	5.67	0.07	1.53	<0.05	7.55				26,438

14.4.2	Mineralogy

The general conclusion on the mineralogical study carried out on the five samples submitted (reference can be made to SGS Report MIN 0507/066) is that gold occurred as native grains or as sub microscopic or invisible. The bulk of the native gold is preferentially associated with pyrite and arsenopyrite, either as attachments to or inclusions. Generally less than 10% of the native gold is liberated and only trace amounts of gold is associated with iron oxide/hydroxide minerals. At a grind size of about 80%-75 µm, it is expected that only 30-60% of the total gold in these samples would be amenable to direct cyanidation which is line with the findings of diagnostic leach and the bottle roll test results already reported in Tables 18 and 20 respectively.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

14.5	Brief Description of Test Methods used

14.5.1	Grind Establishment

Bond rod mill, ball mill, and abrasion indices were determined for Twangiza ore according to standard laboratory procedures.

14.5.2	Gravity Separation

Samples from each ore characterisation were taken through gravity separation to evaluate the amenability of gold in these ores to physical gravity concentration. The following procedure was used:

•	Samples were milled to a typical grind representative of a cyclone underflow product of 50% passing 75 µm
•	Batch gravity concentration were conducted using a Knelson centrifugal concentrator to establish gravity recovery
•	Redress the concentrate by hand panning to target 0.1% final mass pull
•	Assay final concentrate, middling, and tail for gold
14.5.3	Preg Robbing

Leach tests were conducted on the combined tails and middlings from gravity recovery to establish the preg-robbing potential of the different ores. The following conditions were used:

•	Grind 80% passing 75 µm
•	Leach time 48hrs
•	Tailings assayed for gold
•	Carbon assays and final leach solution assayed for gold
•	Reagent consumption, CaO, and NaCN determined

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

14.5.4	Leach Optimisation

14.5.4.1	Grind Optimisation

Grind optimisation tests were conducted on combined gravity and middlings material under the following conditions:

•	Grind of 60%, 70%, 80%, 70% passing 75 µm
•	Leach time 48hrs
•	Excess cyanide
•	Tailings gold assay
•	Reagent consumption

14.5.4.2	Leach time Optimisation

Leach time optimisation tests were conducted on the combined gravity tails and middlings from gravity recovery. The following conditions were used:

•	Optimum grind of 80% passing 75 µm
•	Optimum cyanide consumption
•	Leach discrete samples at 1, 2, 6, 12, 24, and 48hrs
•	Tailings gold assay
•	Reagent consumption, CaO, and NaCN

Each of the samples was ground to P80=75µm then subjected to direct and carbon in leach (CIL) cyanidation to assess gold extraction response.

•	Representative head samples were taken from each sample to determine the head grade before bottle rolling
•	The ground ore slurry density was adjusted to 40% solids (decant)
•	The pH was measured, and lime was added to adjust the pH to 10.5
•	Cyanide was added to an initial concentration of 0.100% cyanide in solution
•	Activated carbon was added to an initial activated carbon concentration of 30g/l.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

•	The ground samples were bottle rolled with cyanide under conditions of modified pH over a period of 48hrs.
•	Samples were taken at the following intervals: 1hrs, 2hrs, 6hrs, 12hrs, 24hrs, and 48hrs for determination of gold in solution and gold on carbon.

14.5.5	Analytical

Chemical analysis was carried out at the SGS Lakefield Analytical facility in Johannesburg, South Africa. The following analytical methods were employed:

Gold in Solids:	Fire Assay with AAS finish
Ag in Solids:	Acid Digestion with AAS finish
As in Solids:	Acid Digestion with AAS finish
Ctotal, Corg, in solids:	Classical and Leco Analysis
Ssulphide, Stotal:	Classical and Leco Analysis
Gold in Solution:	SX with AAS finish

14.6	Testwork Results

14.6.1	Comminution and Abrasion Testwork

The following comminution tests were performed to determine comminution parameters relevant to the crushing and milling of the ore to enable crushing and milling plant design to take place.

•	Bond Ball Work Index
•	Bond Rod Work Index
•	Abrasion Index

A summary of the grinding testwork results from SGS Lakefield shows that Twangiza ore is of soft to medium hardness. Results of the Bond Ball and Bond Rod Work Indices are given in Table 25 below.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 25:    Bond Ball & Bond Rod Work Indices

Sample Description	Sample Identity	Bond Ball Work Index kWh/tmetric	Bond Rod Index kWh/tmetric
Oxide Porphyry	TOP-C	4.3	5.3
Oxide Mudstone/Siltsone	TOM-C	3.2	6.8
Transition Porphyry	TTP-C	9.5	9.2
Transition Mudstone/Siltstone	TTM-C	13.2	14.2
Fresh Rock Porphyry	TFP-C	11.3	11.2
Fresh Rock Mudstone/Siltstone	TFM-C	12.7	14.9

Samples of Twangiza fresh, transition and oxide ores were submitted to SGS Lakefield for abrasion testwork. This test is used to determine the abrasiveness of the ore and in turn the crusher and mill liner wear rates. The results are given in Table 26 below.

Table 26:	Pennsylvania Abrasion Test Results
Sample Description	Sample Identity	Abrasion Index
Oxide Porphyry	TOP-C	0.034
Oxide Mudstone/Siltsone	TOM-C	0.010
Transition Porphyry	TTP-C	0.104
Transition Mudstone/Siltstone	TTM-C	0.474
Fresh Rock Porphyry	TFP-C	0.414
Fresh Rock Mudstone/Siltstone	TFM-C	0.657

14.6.2	Gravity and intensive cyanidation

Gravity testwork was carried out at Twangiza on two oxide samples (Twangiza Main and Twangiza North), transition feldspar porphyry and fresh feldspar porphyry ore samples to establish amenability of the ore to gravity gold recovery. Gravity recoveries were determined from the samples and the results are shown in Table 27 below for the three material ore types.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 27:	Gravity Testwork Results
Sample	Feed Grade	Gravity Recovery %
Twangiza Main Oxide	2.69	13.67
Twangiza North Oxide	3.27	12.88
Twangiza North Transition	5.67	20.86
Twangiza North Fresh	11.74	19.50

Intensive cyanidation testwork was carried out on the concentrates produced by the lab using the Gekko Inline Leach Reactor. Samples of Twangiza fresh (FP), transition (FP), and oxide were submitted in sufficient quantities to produce the required amount of concentrate for the use in the respective intensive cyanidation testwork. The objective of the testwork was to determine the leach kinetics, reagent consumptions, and the dissolution from the concentrates. Testwork results show that dissolution of more than 95% is achieved in 24hrs for concentrates from Twangiza oxide, transition and fresh samples submitted to SGS for analysis.

Figure 32:	Intensive Cyanidation Leach Profile for Twangiza Concentrates

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

14.6.3	Cyanidation and adsorption

14.6.3.1	Twangiza Main Transition & Fresh Ores ROM Bottle Roll Test Results

Statistical analysis was applied to the bottle roll tests performed on the individual transition and fresh samples submitted in November 2006 and reported in Table 20 above. The results from this analysis were used as a basis for estimating transition feldspar porphyry, transition CMS, fresh feldspar porphyry and fresh CMS recoveries and reagent consumptions. The outcome of the analysis is shown in Tables 28 to 30 below.

Table 28 Bottle Roll Results Statistical Data Analysis Feldspar Porphyries

Transition Feldspar Porphyries		Fresh Feldspar Porphyries

Mean	81.18	Mean	91.80
Standard Error	5.30	Standard Error	4.09
Standard Deviation	14.02	Standard Deviation	7.08
Sample Variance	196.69	Sample Variance	50.16
Range	36.24	Range	14.04

Minimum	62.06	Minimum	84.25
Maximum	98.29	Maximum	98.29
Count	7.00	Count	3.00
Confidence Level (95.0%)	12.97	Confidence Level (95.0%)	17.59
Table 29
Transition CMS		Fresh CMS

Mean	37.63	Mean	54.06
Standard Error	9.79	Standard Error	5.56
Standard Deviation	27.69	Standard Deviation	12.43
Sample Variance	766.91	Sample Variance	154.60
Range	84.32	Range	25.83
Minimum	11.93	Minimum	41.38
Maximum	96.25	Maximum	67.20
Count	8.00	Count	5.00
Confidence Level (95.0%)	23.15	Confidence Level (95.0%)	15.44
Table 30
Transition SI		Fresh SI

Mean	68.43	Mean	61.66
Standard Error	8.73	Standard Error	12.69
Standard Deviation	17.46	Standard Deviation	28.38
Sample Variance	304.68	Sample Variance	805.69
Range	39.94	Range	75.48
Minimum	43.07	Minimum	16.91
Maximum	83.01	Maximum	92.39
Count	4.00	Count	5.00
Confidence Level (95.0%)	27.77	Confidence Level (95.0%)	35.24

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

14.6.3.2	Twangiza Main Oxides

Optimization tests were carried out on Twangiza Main Oxides gravity tailings and middlings as follows:

14.6.3.2.1	Dissolution under natural and Elevated Oxygen

Representative samples were submitted to SGS for cyanidation and adsorption testwork. The objective of the testwork was to establish the leach kinetics, carbon adsorption kinetics and reagents consumption for process route selection and design purposes. Dissolution rate testwork was carried on oxide composite sample. Dissolution testwork was carried out both under conditions of natural oxygen and at elevated oxygen levels. Leaching was allowed to proceed for 72hrs. A summary of the leach testwork results is given in Table 31 below.

Table 31:	Leach Profile results for Twangiza Oxide Sample

Leaching Time (hrs)	Oxide
	Dissolution %
	natural oxygen	elevated oxygen
2	70.82	72.66
4	82.76	83.16
8	87.46	87.79
16	87.13	87.55
24	87.18	88.50
48	89.42	89.88
72	89.88	89.92
Head Grade (g/t)	2.29

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 33:   Twangiza Oxide Leach Curves

Through the testwork completed 87.18% dissolution was obtained after 24hrs leaching time and 89.88% dissolution was obtained after 72hrs of leaching under conditions of natural oxygen. 88.5% dissolution was obtained after 24hrs leaching time and 89.92% dissolution was obtained after 72hrs of leaching time under conditions of elevated oxygen.

14.6.3.2.2	Cyanide Optimisation

Cyanide optimization work was carried out on Twangiza Main oxide sample. Results of the optimization work are given in Table 32 below.

Table 32: Effect of cyanide addition

TWANGIZA OXIDE CYANIDE OPTIMISATION TEST RESULTS

Passing 75%	75µm	Dissolution (hrs)	48
%Solids	50	Head Grade	2.29
Conditioning (hrs)	1	Sample	Gravity Mid + Tails
				-

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

	NaCN Addition (kg/t)	CaO Addition (kg/t)	NaCN Consumption (kg/t)	CaO Consumption (kg/t)	Dissolution (%)

Twangiza Main Oxide	0.50	6.17	0.35	6.13	86.80
	1.00	6.23	0.59	6.18	89.01
	3.00	6.37	1.84	6.31	90.71

Dissolution of 86.80% was achieved over 48hrs of leaching with 0.5kg/t cyanide. Dissolution increased to 89.01% with increase in cyanide addition rate to 1.0kg/t. A marginal increase to 90.71% dissolution was achieved over 48hrs of leaching with 3.0kg/t cyanide addition rate. An optimum addition rate of 1.0-1.5kg/t cyanide addition rate can be established from these results for Twangiza oxide ore. Further addition of cyanide might not give any meaningful extra dissolution to justify the extra consumption of this expensive reagent.

Figure 34:	Dissolution Vs Cyanide Addition Rate

14.6.3.2.3	Effect of Grind

Grind optimization and pregnant robbing work were carried out on Twangiza oxide (main) composite sample. Twangiza oxide grind optimisation results under CIL conditions indicate an increase in dissolution with fineness of grind from 80.16% at grind 65% passing 75µm to 91.36% at grind 80% passing 75µm. There was a marginal increase in dissolution to 91.85%

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

when grind was increased to 85% passing75µm. This indicates an optimum grind of 80% passing 75µm for Twangiza oxide sample.

Figure 35:	Effect of grind on CIL Dissolution

14.6.3.3	Twangiza North

Using the optimized conditions from Twangiza Main oxides, leach tests were conducted on gravity tailings and middlings for Twangiza North oxides, transition and fresh and results are summarized in Table 33 below.

Table 33:    Twangiza North Dissolution of Middlings & Tails Results

Sample Description	Sample Identity	Dissolution
Twangiza North Oxides	TMTOX 55 & 56 A,B,C	91.3%
Twangiza North Transition	TMTTR 57 & 59 A,B,C	94.1%
Twangiza North Fresh	TMTFR 60 & 61 A,B,C	92.2%

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

14.7	Conclusions and Recommendations for Additional Testwork

Oxide ore types from both the Twangiza Main ore body and from Twangiza North responded to gravity recovery followed by direct cyanidation of the gravity tailings. Sharp contrasts were shown by transitional and fresh material of different lithology. Whereas feldspar porphyry fresh and transitional material responded well to direct cyanidation, carbonaceous mudstone and siltstone fresh and transitional material showed very poor response to direct cyanidation. The very poor response of CMS (Carbonaceous Mud stone) and SI (Silt Stone) transitional and fresh material to direct cyanidation indicates very strong refractoriness of the gold contained in these ore types. These ore types cannot be treated by direct cyanidation, and other methods of extraction need to be investigated for treatment of these ore types.

Resource modeling of Twangiza ore body shows well defined boundaries of material of different lithology. This will enable selective mining of the ore body, and separation of material of different lithology for processing with different treatment routes.

Flotation & Bioxidation Tests: At the time of writing this report, these tests were already underway in order to optimize gold recovery from transition and fresh rock CMS material.

Gravity Recoverable Tests: Extended gravity recoverable gold (EGRG) tests need to be conducted on each ore type which will establish the liberation characteristics and total quantity of gravity recoverable gold, with particle size distribution analysis of concentrates. The EGRG test consists of three sequential liberation and recovery stages in order to obtain an accurate GRG value, an indication of the size distribution of the GRG and a measure of progressive liberation. This procedure provides data to enable circuit modelling using KCMOD*Pro, which further enables analysis of plant gravity recovery as a function of gravity effort (stream proportion treated, machine size and cost, concentrate treatment method, etc.). KCMOD*Pro is a computer-generated model developed and verified by Knelson for estimating the impact of installing a Knelson Concentrator in a grinding circuit. Some of the key variables used in the model include GRG content, GRG survival in the mill and to cyclone underflow, and proportion of circulating load treated.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Variability Extraction Tests: The aim of this will be to establish the degree of variability within the ore zone identified based on their metallurgical response. It is proposed that this should be carried out on 5 composited samples from each ore body (oxides, transition and fresh) making a total of 15 samples from the three ore bodies. The optimum processing conditions already determined will be used.

Cyanide Destruction Tests: There are several different approaches to cyanide removal, the success of each depending largely on the chemical character of the feed sample. It will be the objective of this test program to evaluate the effectiveness of different methods at removing or significantly reducing the residual cyanide concentrations in the effluent. The relative effectiveness of ferrous sulphate, sodium metabisulphite, sodium metabisulphite plus copper, hydrogen peroxide and alkaline chlorination at removing / destroying soluble cyanide forms in the tailings will be compared and then select the method that gives optimum results. Continuous cyanide destruction tests will then be conducted using the selected method.

SAG Mill Amenability Tests: All the tests associated with SAG tests such as UCS, media competency, drop weigh need to be conducted to finalize the comminution circuit selection.

Viscosity & Settling Tests: These will be necessary for final design of pumps; screens, agitators.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

15.	MINERAL RESOURCE ESTIMATES

Daniel Bansah was Banro’s Mineral Resource Manager until his recent promotion to the position of Vice President, Exploration. He is based in Banro’s office in Bukavu, DRC. His responsibilities include resource modelling and grade estimation, and the reporting of estimated mineral resources, for the Twangiza Property. Mr. Bansah is a professional resource geologist with over 19 years of experience with precious metal deposits and resource estimation techniques and is a “qualified person” as such term is defined in NI 43-101. Mr. Bansah is a member of the Australasian Institute of Mining and Metallurgy (AusIMM).

SRK has reviewed the estimation method in respect of the Twangiza Project and concurs with the approach used by Banro.

Following the successful completion of the third phase of drilling at Twangiza, updated mineral resource estimates were completed by Banro in June 2007 resulting in the estimates presented in Table 34 below.

Table 34: Current Mineral Resource Estimates for Twangiza Using a 1.0 g/t Au Cut-Off

Mineral Resource Category	Tonnes	Grade (g/t Au)	Ounces

Measured	14,510,000	2.82	1,313,400
Indicated	31,460,000	1.81	1,832,800
Measured & Indicated	45,970,000	2.13	3,146,200
Inferred	47,474,000	2.02	3,088,100

Tonnage rounded to the nearest ‘000 and ounces rounded to the nearest ‘00.

This section of the report relates to these mineral resource estimates.

15.1	Approach

The adit, drillhole and trench data were transformed and validated in the Datamine software, which was then used for the Mineral Resource modelling and grade estimation.

The Datamine software in common with other mining software systems relies on a block modelling approach to represent an orebody as a series of 3-dimensional blocks to which grade attributes, and virtually any other attributes can be assigned. The software provides numerous means by which attributes can be assigned, and optimisation routines are provided that allow

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

block splitting such that complex ore outline details are not lost or smoothed out by regular size blocks. In generating the resource model, a series of sub-models were built and the approach is described briefly below.

The adit, drillhole and trench data were plotted on level plans and vertical sections. The mineralized zones were then outlined on flitch plans, where the geology and grade distribution is well represented by the adits and then cross-checked with the vertical sections to produce a complete 3 dimensional picture of the geology and mineralization. The mineralized outlines were largely based on a geological cut-off of 0.3 to 1 g/t Au but were also interpreted so as to ensure continuity between sections and flitch plans. This process was repeatedly verified until a robust three-dimensional model of the mineralized zones had been created.

While the model was extended beyond the available information, the distinction between ‘Measured’ and ‘Indicated’ resources was made at approximately 20 and 40 metres respectively from the nearest drillhole, trench, or adit. In addition, areas where the interpretation is based on limited data, the entire deposit was classed as ‘Inferred’.

All the assays within the mineralized zones were composited to constant 2 metre lengths before undertaking statistical analyses on the gold grades. Histograms were generated from these to determine an appropriate top cut, and semi-variograms were calculated for the different mineralized zones using the composite values.

A block model of the various zones was then created within the mineralized solids, along with a triangulated surface of the topography. The blocks were assigned grades using ordinary kriging for the Twangiza Main deposit using the adit, trench and drill holes data, and a two pass inverse distance weighting of the 2 metre composited grades for the Twangiza North deposit. The first pass in this case was used to fill all the blocks in the model with gold values. The second pass overwrote the first, using search radii based on the ranges evident in the directional semi-variogram of the Twangiza North data.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

15.2	Database and Data Quality
15.2.1	Data Verification

Table 35 below, shows the data type and amount of data employed in the current geological modelling and Mineral Resource Estimates.

Table 35: Data Employed in Current Estimates
Data Type	Number	Total Length	No. of samples
Historical Trenches (MGL)	71	8,323	4,088
Historical Adit (MGL)	202	13,207	13,716
1997/98 Diamond Holes (CME)	20	9,122	8,557
Re-sampled Adits (CME)	16	1,689	1,613
Recent Trenches	6	966.4	624
Recent (Phase I) DD holes	33	6,421.14	6,881
Recent (Phase II) DD holes	38	10,616.2	11,194
Recent (Phase III) DD holes	29	6,835.78	7,602

The quality of the historical adit data has been assessed by a total of 1,613 channel samples collected from both walls of the original 13,716 adit sampling. In principle, the adit re-sampling programme as well as the near surface diamond drilling intercepts, have provided assay results that are more reliable and have therefore provided increased confidence and solid back-up to the thicknesses and grades of intersections compiled from the historical data.

Prior to the 1997-1998 exploration programmme, approximately 13,207 metres of adits and 8,323 metres of trenches were developed and sampled by MGL (Table 36). The adits were laid out on a 20 metre grid on seven levels (from Level 2100 to Level 2220) and were sampled at two metre intervals.

In order to verify the accuracy of the MGL database, a re-sampling program was carried out during September and October of 1997 and February and March of 1998 by CME. Due to slumping of the trench walls, accurate reproduction of the MGL sample locations was not possible. The condition of the adits allowed reasonable reproduction of the MGL samples. In total, 16 adits (including crosscuts) were rehabilitated in part or in whole and were mapped at a scale of 1:100 and channel sampled at one metre intervals. A total of 1,613 channel samples were collected from both walls of the adits.

A complete list of composited samples, locations and gold results for the MGL and CME sampling is presented in Table 36 below.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 36:     MGL and CME Composited Adit Samples

Level	Adit Name	Length	Gold Grade (g/t)		Accumulation (gm)
		(m)	Current	Historical	Current (gm)	Historical (gm)
2100	G6E	91.0	3.16	2.67	287.56	242.97
	G6W	46.4	2.49	2.1	115.54	97.44
	G6W	27.0	1.65	1.53	44.55	41.31
2100	G7E	36.1	2.44	3.18	88.08	114.80
	G7W	7.0	1.38	1.81	9.66	12.67
	G7W	34.0	1.76	2.34	59.84	79.56
2100	G8E	18.0	1.91	1.73	34.38	31.14
	G8E	12.0	10.24	6.37	122.88	76.44
	G8W	30.0	3.39	1.72	101.70	51.60
	G8W	19.0	2.74	5.02	52.06	95.38
2100	G9E	17	2.25	1.25	38.25	21.25
	G9W	25	3.37	0.98	84.25	24.50
	G9W	7	1.74	0.25	12.18	1.75
2100	G10E	10	1.71	1.7	17.10	17.00
	G10W	15	1.64	1.2	24.60	18.00
2130	G18N	86.7	4.66	4.43	404.02	384.08
	G18S	94	4.57	4.56	429.58	428.64
2130	G18R1SE	24	3.85	4.04	92.40	96.96
	G18R1SE	6	2.47	2.15	14.82	12.90
	G18R1SW	18	5.96	5.56	107.28	100.08
2130	G19N	41	1.92	2.78	78.72	113.98
	G19N	51.4	4.71	3.95	242.09	203.03
	G19S	102.7	3.12	3.49	320.42	358.42
2130	G19AN	14	4.93	3.27	69.02	45.78
	G19AN	29	3.61	4.21	104.69	122.09
2130	G19AS	14	2.73	1.93	38.22	27.02
	G19AS	28	3.79	2.72	106.12	76.16
2130	G19R1NW	6	1.2	0.3	7.20	1.80
2130	G19R1SE	10	6.67	5.48	66.70	54.80
	G19R1SW	20	2.72	2.57	54.40	51.40
2130	G19R2NE	55.7	3.97	4.61	221.13	256.78
	G19R2NW	23	6.89	4.43	158.47	101.89
	G19R2NW	28	7.97	6.28	223.16	175.84
2130	G20E	22	2.15	1.45	47.30	31.90
	G20W	10	2.91	2.25	29.10	22.50
2180	G5AE	10	1.15	1.87	11.50	18.70
	G5AE	66	5.16	4.45	340.56	293.70
	G5AW	66.8	4.55	4.48	303.94	299.26
2220	G9E	8	3.34	3.01	26.72	24.08
	G9W	11	6.59	4.21	72.49	46.31
	Total	1239.80	3.76	3.45	4662.69	4273.91

Statistics analysis for the re-sampled adits for both MGL and CME samples is presented in Table 37 below.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 37:     Adit Sampling Analytical Results Statistics

Company	No. of Samples	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Std. Deviation (g/t Au)

MGL	13,330	0.01	157.70	3.56	5.06
CME	1,613	0.01	52.44	3.06	4.35

A direct sample-to-sample comparison between CME and MGL results was difficult due to the inability to accurately locate the historical sample locations. However, using the crosscuts as reference points, comparisons were made to within an estimated accuracy of two metres. Additionally, MGL sampling was undertaken at 2 metre intervals, while CME’s sampling was undertaken a 1 metre intervals.

Composite of significant intersections using a 1 g/t Au cutoff from CME’s re-sampling of the adits with corresponding MGL results are presented in Table 38 below. Gold highs for both sets were not capped.

Table 38:     Adit Sampling - Statistics of Composites

Company	No. of Composites	Minimum (g/t Au)	Maximum (g/t Au)	Ar. Mean (g/t Au)	Std. Deviation (g/t Au)	Weighted Mean (g/t Au)
MGL	40	0.25	6.37	3.05	1.57	3.76
CME	40	1.15	10.24	3.59	1.99	3.45

MGL and CME results over the same interval compared well. CME sampling results appear to return slightly higher gold (+8%) values than the MGL results over the same sample intervals (Figure 38). The lower MGL gold results was also reported by Charter, as their re-sampling results of three adits returned an average of 8% higher gold grades (Charter 1975). The slight difference in grade may be a function of the detection limit of the analytical method employed by CME relative to MGL.

15.2.2	Data Validation

The primary sample data files were validated in several ways:

•	By visually checking summary statistics of all data fields to ensure they do not exceed reasonable limits and unrecognized rock codes.

•	By passing the data through a general validation super process that identifies, amongst others duplicate samples, reversed and over-length intervals as well as overlapping sample limits.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

•	By plotting the samples in plan and in section and comparing the sample locations and assay values.

Minor errors identified were corrected for further processing.

15.3	Density Determinations

The initial bulk density testwork was performed on behalf of Banro by CME in 1998 on a variety of rock types that make up the Twangiza deposit. The purpose of the study was to assign rock densities to specific lithological and mineralogical units for inclusion into the resource calculations. In doing so, a more accurate representation of the resource could be calculated.

A total of 165 samples were chosen and a summary of the results is set out in the 2003 CME Report. A copy of the 2003 CME report can be obtained from SEDAR at www.sedar.com.

Banro has reviewed the 165 bulk density determinations undertaken by CME and has recently commenced work on relative density (RD) determinations from drill core which focused initially on the transition material and was later expanded to the oxide and unweathered fresh rock (also referred to in this report as sulphide) material. A total of 2,031 relative density determinations were undertaken.

Banro’s approach to RD determinations is undertaken at the following intervals in all drill holes:

•	Every 2 metres outside mineralized zones.
•	Every 1 metre within mineralized zones.

The following method is employed:

•

The geologist selects samples for RD measurements, and marks each sample position with an aluminium tag. The borehole number and depth are also written on the selected piece of core with a marker pen. In order to avoid bias when taking samples, the first piece of solid core weighing over 200 g after the metre mark is selected.

•	The depth of each sample and rock type is recorded by the geologist.

•	The weight of the sample is recorded (Weight 1)

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

•

The sample is checked for porosity by placing the sample in water on the RD balance, and recording the increase in weight over a 3-minute period (Weight 2). If the sample absorbs more than a gram of water it is treated as porous.

•	The sample is dried in an oven, and then re-weighed (Weight 3). This enables the water content of the sample to be calculated:

(Weight 1 – Weight 3) x 100

Weight 1

•	If the sample is non-porous, it is then weighed in water using the RD balance (Weight 4).

The Relative Density = Mass/Volume, i.e.

RD = Weight 3/(Weight 3 – Weight 4)

•

If the sample is porous it is coated with varnish before weighing in water. The varnish is best applied with a brush, ensuring all cavities and irregularities are coated. When dry the sample is re-weighed in air to indicate the amount of varnish on the sample and the error this introduces into the calculation (Weight 5). However, tests have shown that about 1 g of varnish is required to thoroughly coat a 500 g piece of core, which introduces an insignificant error of about 0.2%.

•	The data recorded are entered into an Excel spreadsheet, designed to directly calculate the Relative Densities and moisture contents of the samples.

Before commencing RD measurements at Twangiza, test-work was done to determine the optimum temperature and resident time for drying the samples (i.e. efficient removal of absorbed water, without driving off water from the lattices of hydrous minerals).

Five saprolite samples were taken at various depths each weighing between 250 - 500 g. These samples were initially weighed and dried in an oven at 60°C for a “residence” time of 30

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

minutes and re-weighed. The process was repeated with incremental temperatures of 10°C to a maximum of 150°C. A graph of weight versus temperature was plotted for each sample and a “safe temperature” of 105°C was determined. Figure 29 shows a typical graph of weight versus temperature for a typical sample at 5.35 m depth from drill hole TDD003 where the “safe temperature” ranges between 80° C and 110°C.

To determine the “residence time” for drying at this temperature of 105°C, five saprolite samples were taken at various depths and weighed. Another five samples were soaked in water for 3 minutes and also weighed (this was done to cater for wet samples). All ten samples were dried in an oven at the determined “safe temperature” of 105°C over a “residence time” of 20 minutes and re-weighed. This process was repeated with incremental residence time of 20 minutes to a total of 3 hours. A graph of sample weight versus time was plotted and an average “residence time” of 120 minutes was determined. Figure 30 shows a typical graph of weight versus time for a sample at 21.52 m from drill hole TDD003 where residence time ranges between 100 and 120 minutes.

All RD measurements were done in accordance with Banro’s procedure using the above determined “safe temperature” and “residence time”.

Table 39 below represent the average RD results of the composite samples for the various rock types.

Table 39:     Relative Density Determination for All Rock Types

Material Type	CMS	FP	MFP	MS	SI	PY
Upper Oxide	2.02	2.08	-	1.86	2.03	-
Lower Oxide	2.15	2.12	2.33	1.94	2.03	-
Transition	2.60	2.78	2.72	2.57	2.70	4.33
Sulphide	2.70	2.82	2.82	2.79	2.76	4.42

Note: CMS – Carbonaceous Mudstone; FP – Feldspar Porphyry; MFP – Mafic Feldspar Porphyry; MS – Mudstone; SI – Siltstone; PY – Sulphide Vein

The relative density database has also been statistically assessed (Table 40) based on oxide, transition and sulphide material.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 40:     Description of Relative Density Determination for All Material Types

Lithology	Number of	Minimum	Maximum	Average	Standard	Density
	Samples	Density	Density	Density	Deviation	Applied
Material Type:
Upper Oxide	42	1.04	2.57	1.94	0.31	1.90
Lower Oxide	71	1.61	2.73	2.06	0.26	2.00
Transition	1,363	1.47	4.91	2.69	0.31	2.70
Sulphide	555	2.38	4.90	2.78	0.28	2.78

The tight clustering of the data about the calculated means and the low standard deviations characterized the dataset. The mean density of the various materials was rounded (Table 40) and applied to the ore blocks for tonnage estimation.

The increase amount of relative density determination undertaken by Banro on the core samples of the various lithologic units in Twangiza has raised the confidence of relative density used in the block model estimates.

15.4	Descriptive Statistics of Assay Data

To examine statistical trends and to determine if there was any clear distinction in assay value for the different sample types, statistical analysis was carried out on the drill core, trench, pit and adit (new and historical) samples. The results of the analysis were separately examined and compared for similarities and differences to determine whether the assay values could be combined for the modelling and estimation processes. Table 41 below depicts the statistical distribution of the various data types.

Table 41: Summary Statistics of Primary Sample Data
FIELD	n	MIN	MAX	MEAN	VAR	CoV	DESCRIPTION
		(g/t Au)	(g/t Au)	(g/t Au)
Au	25,677	0.01	280.00	0.70	7.74	3.95	New Drillhole Samples
Au	8,884	0.01	310.28	0.95	16.79	4.31	1997/98 Drillhole Samples
Au	4,660	0.01	93.80	2.61	15.15	1.49	All Trench Samples
Au	1,610	0.01	52.44	3.06	18.95	1.42	1997/98 Adit Samples
Au	13,328	0.01	157.70	3.56	25.61	1.42	Historical Adit Samples
Au	51,730	0.01	310.28	1.65	16.10	2.43	Combined Samples Data

The mean values of the data presented in Table 40 indicate that the trench and adit samples which are preferentially located in the oxide material are higher in grade than the drill holes data

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

which tends to have been drilled into all three material types (oxide, transition and sulphide) but preferentially into the transition and sulphide material.

Frequency plot and log grade values plotted against cumulative frequency for sample gold assays are shown in Appendix V to this report. Log transformed sample gold values are uniformly distributed over three distinct statistical groupings; medium and higher grade mineralized population and a low-grade population. In general the data sets can be seen to be log normally distributed with positive skewness. The noisy nature (i.e. high COV) of the samples is an indication of the lower-grade population in the lower transition and sulphide zones influencing the higher-grade oxide material. The ‘non-ideal’ behaviour of the log histograms near zero is a function of the very low-grade values below detection limit, being less than 0.01 g/t Au.

Although the identification of a break in the statistical trend at 0.3 g/t is a reflection of the alteration pattern associated with the mineralization population, in relation to the mineralization cut-off grade of 0.3 – 1.0 g/t Au, there is a break in the assay value trend that relate to it. That is, there is a natural break in the assay value trend that relates to the cut-off grade of 0.3 g/t Au. For all data types, the higher-grade that may represent the third population is a function of higher gold value in the enriched oxide section of the mineralization.

15.5	Geological Interpretation and Lode Identification

The primary data was plotted in plan and in section, initially as a means of data validation and finally for geological and mineralization interpretation.

The geological aspects considered during interpretation were lithological and the structural relationship to antiformal axis, and some faulting on the east and west limbs.

The mineralized domain, which is spatially associated with the anticlinal axis, is divided into upper and lower oxide, transition and sulphide zones. These zones form part of the three domains, the west and east lode, and an extension of the west lode to the north. For the purpose of this study the west lode has been modelled as domain 2, the east lode as domain 3 and the extension of the west lode to the north as Twangiza North (domains 5 to 8) (Figure 31). The upper and lower oxide, oxide-transition and the transition-sulphide boundaries were modelled

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

from data derived from the drill holes and historical data from adit mapping. This data was combined to create 3-dimensional surfaces for the various material types.

The ore domain perimeters were defined in the light of the available geological knowledge and statistically using 0.3-1.0 g/t Au sample cut-off mineralization outlines. Interpretation was carried out first in plan at 20 - 50 m intervals and on cross-sections at 40 – 80 metres in the south and 80 - 160 m intervals in Twangiza North. Depth extrapolation beyond the limits of drilling was carried out to ensure consistency in shape and orientation but in the light of available geological knowledge, a feature which is reflected in the classification of resource.

The subdivision of the ore body into zones is based on observed consistency of mineralization. The mineralization contact tends to be distinct and sharp rather than transitional. A reflection of the alteration pattern associated with the ore body was statistically confirmed at the 0.3 to 1.0 g/t Au cut-off. Domain 2 (west limb) can be described as a consistent zone of mineralization up to 300 m in width and with values that are greater than 1.0 g/t Au material and is largely separated by thin bands where grades do not exceed the 0.30 g/t Au cut-off. Domain 3 (east limb), which varies between 10 and 30 m in thickness, contains up to 1.5 g/t Au material that are separated by lower grade areas, with values typically in the region of 0.40 g/t Au. The Twangiza North is a series of thinner zones, which have been modelled as domains 4-8. Generally, the ore body width in these domains does not exceed 16 metres. Figure 31 is a 3-dimensional “snapshot” of the Twangiza Main and Twangiza North orebodies showing the current interpretation of the geometry and situation of each of the mineralized domains.

15.6	Wireframing and Block Modelling

Each domain of mineralization was considered independently for wireframing in such a fashion that simplicity of shape and size was maintained as far as possible.

Block model of the mineralization was created by ‘filling’ the respective wireframes with rectangular blocks. For Twangiza Main, a strike - across strike - elevation configuration of 20:20:10 m was utilized. Improved geometric representation of the

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

mineralization was achieved by allowing mineralization was achieved by allowing sub-blocking along the boundaries to a minimum of 5 m along strike and cross strike, and 2.5 m in the vertical direction. Table 42 shows details of the block model dimensions.

Table 42:     Details of Block Model Dimensions

	Twangiza Main	Twangiza North
X_origin	693200	692600
Y_origin	681700	682800
Z_origin	1400	1300
X_constant	10	10
Y_constant	10	10
Z_constant	5	5
NX	45	110
NY	65	230
NZ	100	220

15.7	Statistical Analysis of the Mineralized Data

To determine whether samples could be treated similarly in terms of statistical support, analysis of the raw sample lengths was carried out. The analysis indicated that over 62% of the database had 1.0 – 2.0 m lengths with 87% being less than 2 m. To yield common length samples for statistical analysis, and for that matter grade interpolation, all the selected samples were composited to 2 m. This was done ensuring that lithological boundaries were not masked.

Descriptive statistics were calculated and statistical graphs produced as a measure of assessing:

•	The population characteristics of the mineralized grade distribution.
•	The presence of statistical domains.
•	The need, if any, to apply a top-cut during grade interpolation.

Table 43 below outlines the descriptive statistics based on all selected composites of the individual mineralization domains and material types for Twangiza Main and Twangiza North.

The corresponding histogram, log histogram, cumulative frequency and log probability graphs are presented in Appendix V.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 43:    Descriptive Statistics of Selected Samples

FIELD	No.	MIN	MAX	MEAN	VARIANCE	CoV	DESCRIPTION
Au	36,286	0.01	310.28	2.25	18.88	1.93	All selected Samples
Au	24,168	0.01	157.82	2.62	15.30	1.50	2 m Composite Samples
Twangiza Main
Au	22,553	0.01	157.82	2.76	15.97	1.45	Domain 1 Samples
Au	1,348	0.01	29.49	0.54	1.64	2.35	Domain 2 Samples
Au	60	0.02	1.60	0.46	0.13	0.79	Domain 3 Samples
Au	182	0.01	14.30	1.28	2.98	1.35	Domain 5 Samples
Au	15,320	0.01	71.27	3.25	16.22	1.24	Selected Oxide
Au	10,140	0.01	71.27	3.21	16.64	1.27	Upper Oxide
Au	3,927	0.01	52.22	3.30	16.90	1.25	Lower Oxide
Au	2,364	0.10	157.82	2.66	33.71	2.19	Transition
Au	6,336	0.01	45.10	1.07	3.04	1.63	Sulphide
Twangiza North
Au	315	0.01	126.20	2.34	67.81	3.52	Domain 21 Samples
Au	16	0.03	10.06	1.09	6.69	2.36	Domain 22 Samples
Au	81	0.10	5071	0.84	1.67	1.54	Domain 23 Samples
Au	104	0.05	16.15	1.51	6.02	1.62	Domain 24 Samples

The summary statistics show that the coefficient of variation (CoV) for ‘all selected samples’ is 1.93, which is not very high, indicating a moderate degree of variability. Separating the data into composite samples for separate domains and zones, the CoV value for the oxide material reduces to 1.24 but for the transition and sulphide zones CoV values are higher indicating a higher degree of variability. In particular, the variable mean and variance for the various material types (oxide, transition and sulphide) allowed for them to be treated independently during grade interpolation. Therefore, variable high-grade capping was applied based on the log-histogram and log probability plot. Furthermore, the spatial occurrence of the extreme cut gold values was visually verified to determine if they formed discrete zones.

The CoV after applying the capping is further reduced as a result of the top-cutting of the extreme values. This indicates that the extremely high-grades are very discrete, and hence a higher-grade cap is warranted (Table 44).

Apart from the statistical approach to high-grade cutting, the spatial occurrence of the extremely high-grades were examined in relation to the surrounding samples.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 44:     Applied High-Grade Capping

Prospect	Grade Capping (g/t Au)
Twangiza Main
Upper Oxide	32.0
Lower Oxide	30.0
Transition	20.0
Sulphide	10.0
Twangiza North	10 - 50

For the upper oxide, a high grade assay cut of 32.0 g/t Au was applied representing greater than the 99th percentile of the mineralized gold population and affecting only 11 composites out of the 10,140 samples. The data has a CoV of 1.27, which is typical of such an enriched zone and style of deposit, and indicates that significant grade variability will not be an issue.

For the lower oxide, a high-grade cut of 30.0 g/t Au was applied representing greater than the 99th percentile of the mineralized population and affecting 9 composites out of the 3,927 samples. The data have a Cov of 1.25, which is relatively low, indicating that grade variability is minimal. This is supported by the overall low to medium grade tenor of the lower oxide zone. Following from the results of the applied top-cut, and the comparable nature of the means and variances of the lower and upper oxide, these zones were treated together during grade interpolation.

For the transition material, a high-grade cut of 20 g/t Au was applied representing greater than the 99th percentile of the population. Twelve composites out of 2,364 samples were affected by the top-cut. The data showed CoV of 2.19 for the transition zone. Grade variability for this zone can therefore be expected to be high, which is supported by the high grade in some intercepts and the relative prevalence of visible gold occurrence in the drill core.

For the sulphide, a top-cut of 10.0 g/t Au was applied representing greater than the 99th percentile of the population. Nineteen composites out of 6,336 samples were affected by the top-cut. The data showed CoV of 1.63 for the sulphide zone. Grade variability for this zone can therefore be expected to be moderate, which is supported by the high grade in some intercepts and the relative prevalence of sulphide vein occurrence in the drill core.

For the Twangiza North prospect, variable top-cut of 10.0 -50.0 g/t Au was applied for the individual zones. Twenty nine composites samples were affected by the top-cut. The data

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

showed CoV of 1.54 – 3.52. Grade variability for this zone can therefore be expected to be moderate to high depending on the zone, which is supported by the high grade in some intercepts and the relative prevalence of sulphide vein occurrence in the drill core.

15.8	Geostatistical Analysis

Geostatistical analysis was carried out on the selected composite samples and for the various material types (oxide, transition and sulphide). The variographic analysis undertaken was to determine the major and minor orientation of the mineralization and the search ellipse dimension required during grade interpolation. The following steps were employed:

•	Calculate a fan of variograms in the horizontal plane to determine trends and patterns in the gold distribution.
•	Calculate and model the down-hole variogram of the composite gold values to characterise the nugget effect.
•	Calculate a fan of variograms within the plane of maximum continuity to determine the directional variograms for the strike, cross strike and down-dip directions.

•	Model the directional variogram for the trend of maximum continuity and its orthogonal direction.

A semi-variogram map was first produced to determine trends and patterns in the gold distribution of the deposits. By starting with an azimuth of zero and moving in increments of 10o up to 180o and contouring the resulting variograms, ‘ross diagrams’ were produced which demonstrated trends in the mineralization. The strike and cross strike directions were then determined from the variogram map.

A semi variogram was calculated and modelled for the down-hole direction to determine the nugget effect.

Directional variograms were then constructed for all directions; along strike, cross strike, down-dip and omni-directional for oxide, transition and sulphide zones (Table 45). During the directional variography, calculation and modelling of the relative and transformed variograms (pairwise and logarithmic) were also undertaken (Appendix VI). Encouraging structure was obtained in the oxide and transition material, which are dominated with close space sampling. This was confirmed by cross-validation, resulting in ordinary kriging (OK) being used for grade

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

interpolation in these zones. No anisotropy was determined in the Twangiza North prospect due to limited wide spaced data and as such inverse distance weighting interpolation algorithm was employed in these zones, a function which is reflected in the classification of mineral resource.

Table 45:     Semi Variogram Model Parameters

	C0	C1	C2	Range1			Range2			Percentage Nugget
				X	Y	Z	X	Y	Z
Oxide	5.365	5.240	5.615	15	15	7	70	45	40	33
Transition	10.322	8.527	14.810	18	15	8.5	70	32	45	31
Sulphide	0.833	0.644	1.552	15	15	4	75	55	35	28

15.9	Grade Estimation

To assist the orientation of the search ellipse during grade interpolation, each block in the model was assigned an azimuth and dip value. These azimuths and dips were derived from a series of digitized plan and cross sectional strings that trace the average trend of the mineralized structure. The strings were then used to interpolate local azimuth, dip and dip-direction values into the block model.

To insert grade values as attributes in each block, ordinary kriging (OK) interpolation algorithm was used for the Twangiza Main deposit. However, grade estimation in the Twangiza North have been carried out using inverse distance weighting interpolation algorithm, a function which is reflected in the classification of mineral resources.

The grade interpolation procedure was conducted as a series of multiple loops. For a given run, all blocks with local dip and azimuth values that locate within a particular 10 degrees azimuth/dip window will be interpolated. Each zone was estimated separately such that only samples relating to a given zone was used to interpolate grades into the blocks.

The resource estimate has been validated both with extensive visual review against the original drill hole adit and trench data. The resource model is considered to be globally robust except the locally reduced confidence in the Twangiza North zones. Further infill drilling data is therefore required to improve the local confidence of the estimates within the Twangiza North zones.

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15.10	Topography, Artisanal Excavation and Oxide/Transition Sub-models

All relevant information has been coded in the model including geology, ore zone, and oxidation. Additional models were built that allow the insertion of various attributes such as above or below topography and excavations due to artisanal mining. Field inspection has indicated that extensive artisanal mining has occurred in the oxide zone of the Twangiza Main deposit. A survey was carried out in order to determine the amount of material that has been depleted from the deposit by the artisanal mining activity.

Bulk density was assigned to the block model based on the coded oxidation profile of upper and lower oxide, oxide/transition and transition/sulphide surfaces.

15.11	Mineral Resource Reporting

Using the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves, the mineral resources have been divided into Measured, Indicated and Inferred blocks. The geological knowledge and interpretation, data density, data reliability and quality, and continuity of the mineralization in areas where adits and drill holes were heavily developed and drilled respectively, have allowed the resource to be classified with higher confidence. Other criteria include the number of composites used in estimating block grade and variogram models and ranges of the first structure in the multi structure models. In this classification:

Measured Mineral Resource consists of kriged model blocks which have been interpolated by data within 20 meters in the plane of the structure and constrained within the oxide zone.

Indicated Mineral Resources are those kriged blocks, which have been interpolated by adit and drill hole data within the search area estimated from variogram calculation and having a minimum number of points used to estimate a block grade but constrained within the oxide and upper transition zones.

Inferred Mineral Resource are 3D model blocks but lying outside the search area estimated from variogam calculation and those blocks lying inside the search area which did not have the required number of points used to estimate a block grade. The entire Twangiza North Mineral Resource has been classified as inferred.

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Tables 46 and 47 summarize the current estimated Mineral Resources for Twangiza.

Table 46:     Twangiza Mineral Resource Estimates (1.0 g/t Au cut-off: effective date: June 6, 2007)

Mineral Resource Category	Tonnes	Grade (g/t Au)	Ounces

Measured	14,510,000	2.82	1,313,400
Indicated	31,460,000	1.81	1,832,800
Measured & Indicated	45,970,000	2.13	3,146,200
Inferred	47,474,000	2.02	3,088,100

Table 47:     Twangiza Mineral Resource Estimates by Material Type (1.0 g/t Au cut-off; effective date: June 6, 2007)

Material Type	Measured & Indicated			Inferred

	Tonnes	Grade (g/t Au)	Ounces	Tonnes	Grade (g/t Au)	Ounces

Oxide	13,080,000	2.72	1,143,900	5,121,000	3.37	555,100
Transition	11,356,000	2.32	846,100	3,845,000	3.05	377,100
Fresh	21,534,000	1.67	1,156,200	38,508,000	1.74	2,155,900
Total	45,970,000	2.13	3,146,200	47,474,000	2.02	3,088,100

Tonnage rounded to the nearest ‘000 and ounces rounded to the nearest ‘00.

Appendix VII to this report shows the drill hole model sections and model flitch plans of the resource model.

The current estimates for the Measured and Indicated Mineral Resources (M&I) compare to the previous estimates (January 2007) as follows:

January 2007:	39.23 Mt at a mean grade of 2.39 g/t containing 3,008,000 ounces of gold.
June 2007:	45.97 Mt at a mean grade of 2.13 g/t containing 3,146,200 ounces of gold.

The increase in the metal content of the M&I resources in the current estimates relative to the January 2007 estimates is a function of the increased data density and improved geological knowledge as a result of the additional drilling and surface mapping of artisanal workings. In

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

particular, the increase in contained gold of the current M&I resources is encouraging and gives a clear scope and direction for the project.

15.12	Mineral Reserve Estimates

To date, no Mineral Reserves have been estimated for the Twangiza Project.

16.	OTHER RELEVANT DATA AND INFORMATION

The improving political, social and economic climate as a result of the current democratic dispensation is fostering peace in most parts of the DRC. The international community in establishing the democratic platform achieved significant milestones. These include the following:

•	December 2002: Peace accord signed between the government and rebel groups.
•	April 2003: Joseph Kabila is sworn in as interim head of state to preside over a transitional government for a two year period leading to democratic elections in June 2005.
•	June 2003: New Mining Code implemented with the support of the World Bank and other interested groups.
•	July 2003: DRC’s total external debt reduced by 80% to US$2 billion.
•	December 2003: Paris Club pledge US$3.9 billion for the period 2004-2006.
•	February 2004: Setting up of a unified army integrating former political and other militia groups.
•	April 2004: Appointment of new governors by the transitional government.
•	February to November 2004: World Bank, USAID, and IMF increase aid package to support economic and social recovery.

•	November 2004: United Nations (MONUC) increases personnel to 16,700.
•	April 2005: FDLR agreed to demobilize in eastern DRC.
•	May 2005: Adoption by parliament of the new constitution.
•	June 2005: Beginning of electoral process and registration of voters.
•	February 2006: New constitution ratified in parliament.
•	Presidential and parliamentary elections were successfully held on July 30, 2006.
•	Presidential run-off and provincial elections were successfully held on October 29, 2006.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

•	December 6, 2006: Joseph Kabila sworn in as the new president with a five-year mandate.
•	February 5, 2007: Appointment of new Ministers and Governors completed.

Taking into account the improving political situation, Banro embarked on a plus US$30 million exploration programme in 2007 with respect to its Twangiza, Lugushwa, Namoya and Kamituga properties in the DRC.

Mining activities in the DRC undertaken by the parastatals Gecamines (in the Katangan Copperbelt) and OKIMO (gold mining operations in Kilo Moto goldfields) have suffered from a lack of capital investment, particularly after the security situation in the country deteriorated in 1990, such that the current total metal production capacity utilization is estimated at less than 10% of previous levels. It is estimated that Gecamines produced approximately 500Kpta of copper during the mid 1980’s. Copper production in 1996 was approximately 30Kt, and this level of production has probably been maintained or exceeded slightly in recent years.

Gecamines and OKIMO have been actively attempting to improve rapidly declining copper, cobalt and gold production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms.

International mining companies that have acquired mining interests in the Katangan Copperbelt include Phelps Dodge (Tenke Fungurume), First Quantum (Lonshi, Likasi tailings), Anvil Mining (Dikulushi), the Forrest Group (Kolwezi area), International Panorama Resources (Kambove and Kakanda tailings) and American Mineral Fields (Kolwezi tailings).

AnglogoldAshanti, Goldfields and Moto Goldmines are other foreign companies actively undertaking exploration for gold in the DRC.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.1	Mine Study

16.1.1	Summary

The Twangiza Property is located at approximately 2°50’ south and 28°45’ east, in the South Kivu Province in the DRC, approximately 45 km south southwest of the town of Bukavu. The gold mineralization at Twangiza is found within three identified areas (Twangiza Main, Twangiza North and the Valley Fill) and covers an area of approximately 90,050 hectares.

From 1957 to 1966 Minière des Grands Lacs (MGL) explored Twangiza with a total of 8,200 metres of trenching and 12,100 metres of adits. Results of this work identified an 800 metre long zone of gold mineralisation. From 1974 to 1976, Charter Consolidated outlined a 4-kilometre strike potential to Twangiza based on the results of limited adit excavations and a soil-sampling programme.

In 1996, Banro acquired control of the Twangiza property and undertook an exploration program that was completed in 1998. Exploration activities were interrupted due to political issues from 1998 to 2005 (see Section 1.1 of this report), however artisanal mining continued on the main deposit depleting over 3 million tonnes of ore. During 2005, the Twangiza area was returned to the control of Congolese authorities and exploration activities recommenced. This exploration also includes evaluation of the Valley Fill which has formed from the deposition of oxide sediment washed down from the higher Twangiza Main Deposit.

This section of the report details the results of an open pit optimisation and mine scheduling exercise carried out by SRK based on the Mineral Resource models that have been estimated by Banro. SRK has reviewed the estimation method and concurs with the approach used by Banro.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

The base case assumes that electricity is supplied by construction of a hydro-electric power plant close to the operation. Onsite diesel power generation is considered as an expensive alternative and is used only for comparison. The proposed Twangiza process plant is based on a 5.0 million tonnes per annum (Mtpa) gravity/CIL circuit consisting of crushing, milling, gravity recovery of free gold. This is followed by leaching/adsorption of gravity tailings, elution, gold smelting and tailing disposal. It has been assumed that conventional open pit shovel-truck methods will be used over a Life of Mine (LoM) of approximately 13 years, exclusive of a six month pre-stripping period. In general, the mining schedule produced has been driven by two factors: the requirement to pre-strip the Twangiza North (North) pit to maintain a consistent and practical waste schedule and to feed the oxide ores through the process plant during the initial years.

Extensive artisanal mining on the outcrop of Twangiza has resulted in a significant amount of mineralised tailings downstream termed ‘Valley Fill’. Oxide ore from the Valley Fill area will be excavated and sent to the Process Plant in the first “production” year, along with the upper benches of the Main pit (oxide). Upon completion of the Valley Fill, the ore recovery will concentrate mining operations in the oxide areas of the Main pit, and thereafter to the North pit, after completion of the pre-stripping.

In addition to the base case scenario outlined above, the mining study has considered a diesel option, whereby electric power can only be developed by diesel generation and not by a hydro-electric power station.

Finally, SRK has not presented estimates of Ore Reserves in this report.

Table 48 shows the Mineral Resource classifications within the Twangiza design pits. Note that the pit optimisation and the mining schedule relies on Measured, Indicated and Inferred Mineral Resource.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 48:     Mineral Resource Classification

Category	Main Pit				North Pit
	Tonnage	Grade	Gold	Gold	Tonnage	Grade	Gold	Gold
	kt	g/t	kg	koz	kt	g/t	kg	koz
Measured	14,719	2.65	39,030	1254.83
Indicated	28,453	1.86	53,061	1705.95
Inferred	16,381	1.58	25,840	830.79	6172	3.37	20,783	668.18

16.1.1.1	Environmental

Some environmental studies have been undertaken on the Twangiza project. In December 2005, CEMIC, an independent consulting company based in Kinshasa, DRC, submitted an environmental adjustment plan (EAP) to the Ministry of Mines as part of the requirements of the Mining Code.

In October 2006, Dr. C. Henderson of SRK made an initial visit to the Twangiza project and in March 2007, completed an Environmental Scoping Report including recommendations for further work. In July 2007, a team of SRK consultants including Dr. C. Henderson commenced various environmental and social studies as part of an environmental and social impact assessment (ESIA) for incorporation into the pre-feasibility study for Twangiza.

16.1.2	Pit Optimization

16.1.2.1	Introduction

The following addresses the mining components of the Twangiza preliminary assessment and is based upon the block models generated by Banro which have been reviewed by SRK.

Conventional open pit shovel-truck methods will be used for the mining sufficient to supply 5.0 Mtpa of oxide ore throughput, and subsequently 5.0 Mtpa for transitional and fresh ore throughput.

It has also been assumed that the mining functions of the operation will be carried out in-house by a Banro mining team, contractors only being used for selected aspects if, and as required.

In general the mining schedule produced has been driven by the following criteria, in order of priority:

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

•

Presentation of the oxides ores to the Process plant during the initial years. In the first year of ore recovery, the oxide ore from the Valley Fill area will be excavated in conjunction with the upper benches of the Main pit (oxide). Upon completion of the Valley Fill, the ore recovery will concentrate mining operations in the oxide areas of the Main pit, and thereafter to the North pit, after completion of the pre-stripping.

•

Prior to and during the commissioning of the Process facility, pre-stripping operations will be started in the two pits, concentrating on the North pit to smooth the waste stripping profile required between years 1 to 5, and recovering material for the construction of the tailings facility; and

16.1.2.2	Approach

The open-pit optimisation studies were performed using Whittle / Gemcom Four-X Analyser (Whittle 4X) software package to provide guidance to the potential economic final pit geometries. Whittle 4X compares the estimated value of the individual mining blocks at the pit boundary versus the cost for waste stripping. It establishes the pit walls where the ore revenue and waste stripping cost balance for maximum net revenue.

The selected optimum pit shell is then engineered to generate a practical pit design that incorporates the design slope angles and access ramps / haul roads for an operating pit.

The ore / waste tonnages in the engineered pit can be calculated, and scheduled to determine the ore production and the waste stripping requirements.

The Whittle process requires various input data including the resource block model, unit costs and other physical parameters. Appropriate unit costs specific to the Twangiza operation were provided by the relevant parties and from previous and similar projects undertaken by SRK.

The following sections describe the methodology and derivation of the initial Whittle input parameters and assumptions.

16.1.2.3	Resource Block Model

Two separate computer block models, Twangiza Main (Main) and Twangiza North (North), were used as the basic resource models for the pit optimisation study. These resource models

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

were converted to a mining model, using a block size of 10 m N x 10 m E x 5 m depth. The mining model was exported from GEMS to Whittle 4X.

The specific gravities were extracted from the geological models, but in general averaged the following:

•	Oxidised ore	: 1.96 t/bcm;
•	Transition ore	: 2.60 t/bcm;
•	Fresh ore	: 2.78 t/bcm; and
•	Waste rock	: 2.27 t/bcm.

16.1.2.4	Geotechnical

Based on the slope parameters derived by SRK from the preliminary assessment of drill core, the following overall slope angles were used for the preliminary pit optimisation:

•	General slope angle in oxide material of 40° and
•	General slope angle in transitional and fresh material of 50°.

These parameters are used assuming dry mining conditions.

16.1.2.5	Cost Inputs

Cost inputs parameters were obtained from the initial review of Twangiza undertaken by SRK in 2006 and from other open pit gold projects undertaken by SRK in Africa.

For the purpose of the Whittle optimisation, capital costs, depreciation, amortisation and other interest / finance charges have been excluded.

16.1.2.6	Mining Costs

For the pit optimisation analysis, SRK has derived a unit mining cost of USD1.41/t for ore and USD1.28/t for waste mined. In addition there is an incremental transport cost of USD0.005/t for each 10 m bench below the pit ramp level of 2320m RL for the Main pit and 2120m RL for the North pit.

Addditional details are located in Section 16.1.5.

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16.1.2.7	Processing and General Administration Cost

SENET provided the metallurgical processing recovery factors and costs for the HEP and Diesel options with regard to the different ore types, and the overall General and Administration (G&A) costs based on 5.0 Mtpa for all ore types.

A breakdown of the costs and parameters used in the Whittle optimisation runs are in Table 49 below:

Table 49:     Whittle parameters for pit optimisation

Material Type	Hydro-Electric Power (HEP)	Diesel Option
Oxide	Recovery of 91.0%	Recovery of 91.0%
	Processing cost of 5.37 USD/t	Processing cost of 8.91 USD/t
Transitional Feldspar Porphyry	Recovery of 81.0%	Recovery of 81.0%
	Processing cost of 6.36 USD/t	Processing cost of 9.90 USD/t
Transitional CMS	Recovery of 38.0%	Recovery of 38.0%
	Processing cost of USD6.36/t	Processing cost of 9.90 USD/t
Fresh Feldspar Porphyry	Recovery of 89.0%	Recovery of 89.0%
	Processing cost of 6.87 USD/t	Processing cost of 10.41 USD/t
Fresh CMS	Recovery of 54.0%	Recovery of 54.0%
	Processing cost of 6.87 USD/t	Processing cost of 10.41 USD/t
General & Administration (G&A)	Assay costs of 0.37 USD/t	Assay costs of 0.37 USD/t
	Administration costs 1.55 USD/t	Administration costs 1.55 USD/t

16.1.2.8	Mining Factors

In consideration of the geomodelling techniques, the nature of the geological contacts, the grade smoothing incorporated in the resource estimation methodology and the mining equipment selection it was decided that the mining dilution factor be set at 5% ( at 0 g/t grade) and mining recovery at 95% based on the block size used in the mining model.

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16.1.2.9	Gold Price and Royalties

An average gold price of USD 600/oz was selected by Banro which corresponds to other econonomic mining studies being undertaken elsewhere at this time. Sensitivities were created for gold at USD550/oz and USD650/oz.

Under a mining convention agreement with the Government, royalties have been set at 0% of gold price according to information provided by Banro. In addition, the revenue calculations were offset by a USD2.07/t refining cost.

16.1.2.10	Cut off Grade Calculations

The Cut off Grade was derived calculating the overall cost of producing one tonne of ore divided by the recovered value of the gold contained therein. This was determined for all five ore types (oxide 0.57 g/t, transition porphyry 0.70 g/t, transition CMS 1.49 g/t, fresh porphyry 0.67 g/t and fresh CMS at 1.10 g/t) for the HEP option and an aggregated value of 0.84 g/t for the diesel option.

All material which falls below the cut off grade is defined as waste, and is transported to surface to the main waste dump.

There is however potential for marginal grade material to be processed at the end of the project. This is material which carries a grade sufficient to cover the extra cost to lift, load and transport from a low grade stockpile, and the cost of processing with the G&A cost. SRK have not used this material in the Life of Mine plan.

16.1.2.11	Whittle Results

The results from the pit optimisation, for the parameters and assumptions stated, are shown in the Table 50 and Figure 36. Not all the optimised shells are shown and the selected pit shell is highlighted in red.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 36:	Pit Optimisation - Twangiza Results for HEP

Table 50:	Pit Optimisation Twangiza Results

N
East Lode
West Lode
Twangiza North
Twangiza Main

Selection of Optimised Pit Shell

The selection of the optimised final pit was based on the following considerations:

•	selling price of gold of USD600/oz; and
•	a minimum practical mining width of at least 40 m.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Using these parameters, pit shell 36 was selected as the base case scenario.

A plan view showing the Whittle Shell is presented in Figure 37 and a 3D representation in Figure 38.

Figure 37:	Plan view showing selected Whittle Shells

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 38:	3-D Plan view of selected Whittle Shells

16.1.3	Pit Design

16.1.3.1.	Engineered Final Pit Designs

16.1.3.1.1.	Introduction

The engineered final pit design was constructed using the optimised pit shell. GEMS software was used to engineer the final pit, and to incorporate practical haul roads, ramps and using appropriate inter-ramp slope angles.

16.1.3.1.2.	General Design Criteria

The pit engineering design criteria were:

•	Nominal Bench Height of 10 m;
•	overall slope angles of 40° in the oxide material zone and 50° in transitional and fresh materials;
•	haul road widths of 20 m including safety berms providing sufficient room for 2-way traffic for the planned 90 t capacity truck fleet;

•	haul road grades at a 10% continuous gradient; and
•	a varying number of working areas depending upon the requirements of the mining schedule, but in general not less than two at any one time.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.1.3.1.3.	Engineered Pit Designs

Pit Design

A total of two pits have been engineered, with single pits for both Twangiza North and for Twangiza Main, by applying the following methodology to all pits.

The Whittle outline shell was manually adjusted, utilising the Gemcom software to incorporate the haul roads and guarantee a minimum mining width of 40 m.

SRK reviewed each pit for the possibility of high grading a central core, and a resultant cut-back to the final design position. None of the pits were of sufficient area to enable a practical cut back scenario.

No engineered design has been undertaken for the Valley Fill deposit. It is has been formed from the deposition of oxide sediment washed down from the higher Twangiza Main deposit, which has settled out in the lower valley areas. This is an inferred deposit, which should be easily recovered using conventional shovel and truck operations.

Principal haul roads have been designed to connect the working areas to the crusher and/or dumps.

A plan view showing the original topography and elevations is shown in Figures 39 and 40. A series of section views have been created for the mining pits, showing the topography with the final pit design, and are presented as Figures 41 to 44.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 39:	Topography with elevations for the Twangiza Project area

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 40:	3-Dimensional view of Twangiza Pits

Figure 41:	Design Pit for Twangiza North

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 42:	Section showing Topography and Twangiza North

Figure 43:	Design Pit for Twangiza Main

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 44:	Section showing Topography and Twangiza Main

16.1.3.1.4.	In Pit Mineral Resource

The following Table 51 shows the Mineral Resource classifications within the two pits. Note that the pit optimisation and the mining schedule relies on Measured, Indicated and Inferred Mineral Resources. Note that the Valley Fill material is not included in this table but is included in the mine schedule.

Table 51:	In-Pit resources classification

Category	Main Pit				North Pit
	Tonnage	Grade	Gold	Gold	Tonnage	Grade	Gold	Gold
	kt	g/t	kg	koz	Kt	g/t	kg	koz
Measured	14,719	2.65	39,030	1254.83
Indicated	28,453	1.86	53,061	1705.95
Inferred	16,381	1.58	25,840	830.79	6172	3.37	20,783	668.18

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.1.4.	Mine Production Schedule
16.1.4.1.	Production Schedule

The scheduling process consists of developing a mine plan that is economically optimum using the selected Whittle optimised pit and yet at the same time practical and robust. The process is re-iterative and directed at producing a best fit scenario for excavation of the oxides from the two mining areas, before processing the transitional and fresh ores.

Schedule methodology was based on a simple bench by bench basis, but minimising the use of ultra-selective mining.

In order to facilitate the processing of the different ore types by blending, the stockpiles will be depleted at least twice during the mining period.

During the pre-strip period the ore recovered (predominantly oxide) from both the Main and the North pits will be stockpiled at the RoM pad. In Years 2 and 3, the run of mine (ROM) stockpile will supplement the ROM tonnages as the oxide material is depleted.

Around year 9 of the project, the oxide ROM stockpile will be depleted and replaced with transitional material to be stockpiled. This will supplement the run of mine tonnages as the transitional material from the pit is depleted.

Table 52 presents the proposed life of mine schedule for the hydroelectic (HEP) power option and Table 53 the milling schedule.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 52:	HEP Life of Mine Schedule

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 53:    HEP Milling Schedule

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.1.5.	Mining Operations

16.1.5.1.	Open Pit Mining Methodology

It is envisaged for purposes of this study that the mining operations will be conducted by Banro, who will be responsible for the site preparation, haul road construction, excavation and haulage of ore to the RoM pad and waste to the waste dumps, oversize breakage and equipment maintenance.

The mining operations are based upon the usage of hydraulic excavator and haul truck fleets engaged in conventional open pit mining techniques. The excavators load the excavated material into the haul trucks, with the ore being transported to the processing area and the waste to the designated local waste dumps.

Access roads will be developed as required for access into new areas. The main arterial roads where necessary will be constructed to a minimum 25 m width, including berms and drainage areas.

In some areas of the Twangiza Main pit the planned working area has existing areas of artisanal workings and/or land slips. Soils in these areas will be recovered during the pit preparation phase and stockpiled for future use with progressive waste dumps and possible pit rehabilitation.

Pit benches will be developed to conform to the specific excavating equipment, but generally in 5 or 10 m horizontal lifts. The current study has been developed utilising off highway truck haulage from the working areas directly to either the waste dumps or to the RoM stockpile area.

The majority of the gold mineralised material will be transported to the ROM area, and discharged directly into the feed hopper. A RoM stockpile will be available for surcharge materials at the RoM pad area. It is also anticipated that there may be a low grade stockpile (with marginal grade less than the operating cut-off grade).

All of the waste material from the excavation area will be hauled to external waste dumps, adjacent to the specific operational pit, as shown in Figure 45. The total waste to be moved is 210 Mt, which approximates to 84 Mbcm in-situ or 110 Mbcm of dumping volume. The method of waste deposition on the dumping areas is dependent upon the access level and location of the

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

dump and this will require further detailed design for each area to account for localised slope angles, water level retention in the fill and installation of drainage channels. A further study is required to investigate the possibility of either creating in-pit dumping areas (which is unlikely) or with backfilling local pits where mining has been completed.

Where possible, end tipping will be utilised and the dump profile will be progressively extended outwards. Generally construction criteria will be followed to ensure a good geotechnical design, which will include deposition over a large tipping front and judicious placement of blocky materials into the base areas of new waste dumps.

Where possible, the practicalities of backfilling areas of the excavated pit will be investigated in order to minimise the transport costs and visual impact on the local environment.

If and where backfilling of mined out areas has been completed and waste dumps are redundant, the area will be profiled into a gentle sloping formation and covered, where possible, with soils or soil forming materials.

To efficiently excavate the in-situ materials could require a significant amount of drilling and blasting to assist fragmentation and subsequent loading. Based upon the information supplied, and general knowledge of similar operations, it has been assumed that approximately 83% of the material will require drilling and blasting.

It has also been assumed that on-site staff at Twangiza will also undertake mine planning, mine scheduling, grade control and performance monitoring.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 45:	Twangiza Plan View

16.1.5.2	Mining Equipment Requirements

The following discussions are based upon the HEP powered option, with a 5.0 Mtpa processing option for the oxide ore and 5 Mpta for the harder materials. This is referred to as the Base Case.

General

Mine equipment in Table 54 has been selected based upon the annual mine production schedule, the mine work schedule and equipment shift production estimates. The size and type of mining equipment is consistent with the size of the project, that is annual peak material movement of nearly 24 Mt in year 7.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 54:	Mining Equipment Requirement

Major Equipment Required	Total Units	Prestrip	Yr 1	Yr 2	Yr 3
RH 120 backhoe excavator	3	2	1
RH 90 backhoe excavator	2	1	1
Cat 777 90t Haul Truck	20	20
Cat D30E Articulated Dump Truck	6	6
Cat 988 Wheel Loader	2		1		1
Cat D8N Track Dozer	3	2	1
Cat 824 Wheel Dozer	1	1
Cat 16H Grader	2	2
Cat 773 Water Bowser	2	2
ROC F7 Drill rig (ore)	4	1	3
ROC F7 Drill rig (waste)	1	1
Minor Equipment Required	Total Units	Prestrip	Yr 1	Yr 2	Yr 3
Tractor & trailer	2	1	1
Light towers	12	4	8
Breaker at discharge point	1		1
Pumps	4		4
Twin cab pickup trucks	5	3	2
Single cab pickup	5	5	5
Fuel bowser	1		1
Low bed trailer & horse	1		1
Lube/service truck	1	1
Site Hi-ab	1	1
Tyre handler	1		1
Compressor in workshop	1	1
Crane 25t	1	1
Crew bus	4	2	2
Road wagon	1	1

Due to the life of the opencast operation (within which a single unit at worst could accrue 36,000 hours) there will be a requirement for a replacement programme for the mining units, and the resultant sustaining capital. The equipment replacement programme is presented in Table 55.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 55:	Mine Equipment Replacement Schedule for HEP Option

Initial Fleet	Replacements

Major Equipment Required	Prestrip	Yr 1	2	3	4	5	6	7	8	9	10	11	12	13	14
RH 120 backhoe excavator	2	1
RH 90 backhoe excavator	1	1								1
Cat 777 90t Haul Truck	20
Cat D30E Articulated Dump Truck	6								2		2
Cat 988 Wheel Loader		1		1
Cat D8N Track Dozer	2	1								2
Cat 824 Wheel Dozer	1								1
Cat 16H Grader	2
Cat 773 Water Bowser	2
ROC F7 Drill rig (ore)	1	3					3					3
ROC F7 Drill rig (waste)	1					1					1
Minor Equipment Required	Prestrip	Yr 1	2	3	4	5	6	7	8	9	10	11	12	13	14
Tractor & trailer	1	1
Light towers	4	8							4	8
Breaker at discharge point		1							1
Pumps		4
Twin cab pickup trucks	3	2				3						3
Single cab pickup	5	5				5						5
Fuel bowser		1
Low bed trailer & horse		1
Lube/service truck	1								1
Site Hi-ab	1								1
Tyre handler		1
Compressor in workshop	1
Crane 25t	1
Crew bus	2	2					3					3
Road wagon	1

The equipment units and costs have been selected from world renowned manufacturers. Although quotes have not been specifically requested for this project, the capital and transportation costs have been derived from similar projects from the relevant equipment suppliers. Outputs have been derived from generic calculations.

Specific manufacturer’s model numbers for equipment are utilised in this report for the purposes of illustrating size and class of equipment required, and should not be considered as a final recommendation of equipment manufacturers.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

There is sufficient equipment to perform the following duties:

•	Construct additional roads, including upgrading of existing haul roads, as needed to support the mining activity.
•

Mine and transport the ore to the RoM feed hopper or satellite stockpile. Mine and transport the waste material from the excavation areas to the waste storage areas, and includes dozing and dump maintenance.

•	Re-handle of the ore from the RoM and low grade stockpiles to the feed hopper.
•	Maintain the entire mine working areas, in-pit haul roads, waste storage areas, stockpiles, satellite stockpiles and external haul roads.
•	Build and maintain in-pit and on-dump drainage structures.

Mine Work Schedule

Table 56 summarises the working schedule, the scheduled shifts per year and the expected shifts available, accounting for holidays. The mine is initially scheduled to work 365 days per year, less time for holidays and inclement weather. It will operate two shifts per day, 12 hours per shift for 720 available shifts each year for the mine life.

A 3 crew roster system will be required to maintain this schedule.

Table 56:    Schedule Working Periods

Scheduled Mine Days and Shifts per Year
Mining Year	Month	Calendar Days	Weather Lost	Scheduled Days	Shifts/Day	Scheduled Shifts	No. of Crews
1	Jan	31	1	30	2	60	3
	Feb	28	1	27	2	54	3
	Mar	30	1	29	2	58	3
	Apr	31	0	31	2	62	3
	May	31	0	31	2	62	3
	Jun	30	0	30	2	60	3
	Jul	31	0	31	2	62	3
	Aug	31	0	31	2	62	3
	Sept	30	0	30	2	60	3
	Oct	31	0	31	2	62	3
	Nov	30	1	30	2	60	3
	Dec	31	1	31	2	62	3
2		365	5	360	2	720	3
3		365	5	360	2	720	3
4		365	5	360	2	720	3
Etc...

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Operating Time Per Shift

Operating time per shift represents the actual time during the shift that the equipment is “productively” working at its capacity. This is equal to total scheduled time less all scheduled and unscheduled delays. Table 57 presents the operating time per shift for the major mining equipment, and for a 12 hour shift the equipment will operate for 610 minutes (10.2 hours) at an overall mining utilisation of 72%.

Table 57:	Major Equipment Shift Operating Time

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Operating Requirements Formula

Productivities per unit (prior to any allowance for mechanical availability and utilisation of availability) were first calculated for all of the major mining equipment, and these were then used to determine the following operating requirements for each year:

•	Operating Hours = Required Production / Productivity per unit shift;
•	Total fleet = Operating Shifts / available shifts x MA x UA;
•	Fleet Utilisation = Operating Shifts / Total fleet x Available Shifts; and
•	Operators = Total Fleet x Crews x Fleet Utilisation.

MA above refers to the equipment’s mechanical availability, which represents the amount of time averaged over the life of the equipment that the unit is mechanically available to work.

UA refers to the utilisation of available equipment. This is the figure that is varied to reflect the actual hours worked by each unit. It is impossible to fully utilise any unit for 100% of its available time, as time is always lost for other activities such as:

•	assigning operators to units;
•	sickness;
•	industrial problems; and/or
•	blasting activities.

The auxiliary equipment such as dozers, graders and water trucks are an essential requirement to the mining operations, but typically are never heavily scheduled. The prime excavators have been programmed at 85% to 95% utilisation.

Major Equipment

Mine equipment requirements were calculated to assure sufficient production capacity to meet the mine production schedule. Annualised haul profiles were calculated for each material type (waste and gold mineralisation), utilising the whittle bench block plans and mining schedule. Haul truck productivity was calculated based on a simplistic haul time simulation for each material type and profile.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Drilling and Blasting

SRK has assessed that approximately 83% of the total excavation (76 Mt) may require drilling and blasting.

SRK has assumed for this study that the owner is responsible for all blasting procedures and that management will engage a subcontractor (usually the explosives supplier) who will be responsible for delivering blasting agents to the blastholes, and placing powder in the holes. Mine personnel would charge the holes, place the detonators and boosters and tie in the patterns. Production drilling has been based on the production forecast, estimated drill factors, and calculated productivities.

For its assessment of the blasting SRK has assumed:-

•	Powder Factor of 0.35 kg/t in the gold mineralisation and 0.30 kg/t in waste;
•	use of an ANFO (mixture of ammonium nitrate and fuel oil) based explosive system;
•	mixing of the ammonium nitrate and fuel oil in Preparation Tanks;
•	delivery to site and down the hole by a proprietary ANFO mixing truck,
•	loading of priming explosive and detonators and firing by manual labour; and
•	preparation of ANFO filled bags for wet ground condition areas.

SRK has assumed bulk blasting techniques, with little selective drilling.

Excavation

There are three mining areas at Twangiza, consisting of two large and separate excavations (210 Mt and 65 Mt) and a much smaller valley fill area (nearly 1 Mt). The terrain is steep, the haul distances from the processing area are varied, (Main pit is 1.5 km and North pit is 4.2 km from the pit exit and the Valley Fill 4.7 km, including a 370 m climb). The selected mining fleet needs to be highly flexible to overcome all the physical and planning restrictions and still operate efficiently and economically to expose and recover the gold mineralisation.

SRK recommends the use of hydraulic shovels, which are particularly adept where selective mining is required to target identified layers of mineralisation. They have the ability to provide sufficient break-out force to maximise the quantity of free digging of the harder materials and

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

provide good cycle times and equipment utilisation. While not as mobile as the wheel loader, the hydraulic shovel has a high degree of flexibility between working faces in the same mining area. Breakout force through the face is very good, and backhoes capable of loading 100 t haul trucks in four passes are considered the most appropriate loaders for this operation. A low-bed transporter would be required for major transportation of the shovel from one excavation site to another.

Haulage

A fleet of the larger sized excavators and haul trucks, as used in many other equivalent sized mining projects worldwide, is deemed inappropriate for the mining conditions and requirements unique to Twangiza. Both the 100 t haul trucks and the 30 t articulated dump trucks (ADT) are renowned for their efficiency, dependability and cost effectiveness in varied climatic and mining conditions over many years operation.

Haul truck productivities were calculated on an annual basis from first principles, and were guided by the following principles:

•

Generalised haul profile information was generated from mine plan maps. Profiles were determined for the ore and waste, and the general destination on an annual basis, that is waste material to an exterior waste dump, ore and low grade ore to RoM pad and/or stockpile.

•	Speed limits were determined for the various phases of haul, and average speeds established for empty and full runs.
•

The travel time was simulated for each haul profile, adding the fixed and travel times determined the total cycle time. The average trips per shift and shift productivities were compiled for each time period.

Road Construction and Maintenance

A simple network of haul roads, minor roads, ramps, working areas and waste tipping areas will be maintained to a high standard of road repair by the fleet of two graders and a wheel dozer.

The graders will concentrate upon the main arterial haul roads, while the wheel dozer, in the main, will clean up the areas around the excavating units and the tipping areas on the waste dumps.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Stockpile Management

The wheel loader fleet is the preferred option for the ongoing rehandle from the stockpile to the crusher feed on the RoM pad. When required, the loader may be utilised in the excavation areas to assist the production excavators.

Major Auxiliary (Support) Equipment

The major auxiliary equipment refers to the mine units which are not directly responsible for production, but which are scheduled on a regular basis. The primary function of the auxiliary equipment is to support the major production units, and provide safe and clean working areas.

Equipment operating requirements, operating cost per shift and personnel requirements were estimated for this equipment.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Equipment types included are:

•	track bulldozer;
•	wheel dozer;
•	motor grader; and
•	water truck.

The primary duties assigned to the auxiliary equipment are as follows:

•	Mine development including access roads, temporary service ramps, safety berms, sumps etc; and
•	Waste rock storage and crusher stockpile control. This includes maintaining access to the dumping areas and maintaining travelling surfaces.

Minor Auxiliary Equipment

This includes all the smaller items of specialised and non-specialised mining equipment required for supporting the mining process, and includes:

•	maintenance vehicles required to servicing and fuel the tracked equipment in the field, such as fuel trucks, lubrication and field service trucks, mobile breakdown repair vehicles;
•	utility vehicles for transportation of labourers and field operatives around the mine site, and for general supervisor tasks and management;
•	specialised mining equipment required in the maintenance area such as mobile cranes, tyre handling equipment, flatbeds for transporting tracked vehicles to the workshops etc; and
•	mobile lighting plants required to illuminate specific operations or areas of high safety risk during the hours of darkness.

Overburden disposal

In the present scheme all waste rock will be deposited in external waste dumps, situated as close as possible to the pit ramp exit. These waste dumps will be constructed to a maximum of 15m lifts by end tipping and dozing. The total amount of waste to be removed during the project is 210 Mt, and this will require a dumping space of 100 Mbcm, assuming an overall swell of 20% (after compaction in dump).

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Further work into the possible development of internal waste dumps within the mined out areas should be investigated as part of any feasibility study as this could result in significant cost savings.

Generally construction criteria which will be followed to ensure a good geotechnical design, which will include the deposition of the waste over a large tipping front and judicious placement of blocky materials into the base areas, where possible. During the ensuing studies, cogniscance should be taken of the positioning of the dump foothold to minimise the blockage or possible contamination of natural watercourses.

SRK has not been made aware of any acid rock drainage problems and has made no allowances for any mitigation measures for encapsulation. Studies are ongoing.

16.1.6	Mine Infrastructure

16.1.6.1	Mining Facilities

The design of the mining facilities has been driven by the need to minimize costs, yet providing substantial support systems for the mine life. Therefore, rather than one large structure housing the offices, workshops, warehouse and heavy vehicle repair shop, separate structures have been allowing each to be sized and constructed to suit their specific needs.

The topographic relief is relatively steep and will require significant earthworks for infrastructure required to support mining and processing activities.

Mining Offices

A purpose built mining office complex, of approximately 600 m2, will provide offices for the mine management, technicians and support services as well as a lunch room, training room and meeting room.

The mining changing rooms, kitchen and laundry area is integrated with the processing plant facilities.

Maintenance Facilities

The maintenance area will consist of three areas:

•	heavy equipment workshop;

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

•	auxiliary equipment workshop; and
•	refuelling centre.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

A purpose built building of 810 m2 is required with a five bay configuration:

•	four end bays (9 m wide by 15 m long) for servicing of the major mobile equipment, such as the haul trucks, wheel loader and dozer, at least two of the bays to be fitted with inspection pits;
•	the remaining two bays will be utilised for a track dozer repair bay and a combination of machine shop and management offices;
•	two central electric overhead cranes are required to traverse the five working bays and capable of lifting 35 t and 10 t; and
•	a 100 mm thick concrete slab will be required under the workshop with a further 30 m extension of a 150 mm thick concrete slab beyond the doors.

Additionally, an auxiliary equipment workshop will be required in close proximity to the main workshop, consisting of a purpose built building of 540 m2, providing five separate working areas for repair work to light vehicles, tyre handling, drill sharpening and an electrical workshop. The main stores and spares distribution centre is located within the processing plant area. A separate contained area inside the warehouse will be dedicated (for storage) of special lubricants and greases. In addition, a designated caged area will be provided for flammable products such as solvents and paints.

The repair and maintenance facilities, described earlier, are intended to perform tasks beyond the routine servicing of plant and equipment. Computer scheduled maintenance and daily servicing practices assumed in this study are now the norm in mining operations.

Mine fleet servicing, including daily refuelling, lubrication, routine servicing, and tyre management is performed as a normal operational function. Mobile service units attend to the requirements of equipment, such as excavators, drill rigs, bulldozers and other items of fixed plant and equipment. A refuelling centre, which is situated adjacent to the main workshop, is required for the daily and minor servicing of the haul truck fleet and other mobile units.

Explosives Storage

The bulk explosives facility will be located away from the mining facilities, at a location to be decided later. Raw materials, such as ammonium nitrate, fuel oil and primary explosives used in

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

the explosive manufacturing process will be brought to site by road, and stored in silos at an explosives facility site until required.

A detonator magazine (20 m long x 5 m wide x 4m high, either of concrete construction or with double brick thickness and surrounded by earthen screening mounds and security fencing) and small industrial explosive magazine (similarly constructed) will be required as separate units situated within close proximity of the main magazine complex, but all within an enclosed security fencing.

Mine Communication System

Communications in mining projects rarely receives the attention warranted, given that project development can be severely hampered by the provision of inadequate communication facilities. Generally speaking, communications are not a major cost item in terms of overall expenditure.

The provision of communication broadly fall into two categories; those that relate to the provision of external services and are possibly subject to either governmental or regulatory issues and those that pertain to internal or inter mine communications.

An allowance has been made in the mining costs for an adequate supply of hand held and vehicle mounted radio sets. SRK recommends the fitting of in-vehicle radios to all of the hydraulic excavators, drill rigs, graders and wheel loaders, to the majority of the haul trucks and to the service vehicles and supervisors transport.

Mine Roads

Main haulage routes must be located to minimise haulage cost, and constructed to insure efficient and safe truck travel.

A preliminary main haul road construction programme has been developed as presented in Table 58. The main haul road is designed for a minimum width of 25 m, which includes ditching, safety berms, two-way traffic and an ample passing capability. Additional secondary roads will be constructed for minor traffic and interconnections, which will approximate to 40% of the annual haul road construction programme. Minor haul roads will be approximately 10 m wide.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 58:	Main Haul Road construction programme

Main Haul Roads	Prestrip	Yr 1	Yr 2	Yr 3	Yr 4
	(metres)
Plant to Main	1,500
Main to North			2,700
Valley Fill to Plant	5,200
Workshops to Plant	1,000		1,000
Main to Dump	1,000
North to Dump		1,000

Contingency	870	100	370
TOTAL	9,570	1,100	4,070	0	0

16.1.6.2	Other Infrastructures

Power Supply (generation) and Distribution

Power will be supplied from the Processing area and distributed to the mine facility. Further details can be found in Section 16.2.6 (Power Requirements) of this report.

Water Supply and Distribution

Details of the source of non potable water can be found in Section 16.2.7 (Water Supply and Distribution) of this report.

Waste Management

Solid waste generated from the mine plant site, including ancillary buildings, will primarily be domestic and industrial non-hazardous waste. A comprehensive Waste Management Plan will be developed for the project. Solid waste will include:

•	refuse from construction (scrap wood, metal, concrete, etc);
•	refuse from the mine (empty drums, packing materials, etc); and
•	general domestic garbage from the offices and ancillary buildings (paper, refuse food, etc).

Construction debris, inert waste and used tyres will be placed in designated cells and covered within the waste rock dumps. This is an accepted method in the mining industry. Solid domestic and industrial waste from the mine plant facilities will be recycled and re-used in an approved manner, where feasible. Other solid waste will be placed in waste receptacles

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.1.7	Mining Manpower

16.1.7.1	Mining General

The mining personnel include all salaried staff working in the mine operations, maintenance, and engineering departments, and the operational labour required to operate and maintain the drilling, blasting, loading, hauling, and mine support activities.

16.1.7.2	Supervisory and Technical Staff

SRK has generated manpower and staffing requirements from first principles and with knowledge of similar operations in remote conditions.

SRK has included those senior staff and support personnel required to service the Twangiza project and the manpower for the mine operations, mine maintenance, mine engineering, mine geology and grade control:

•	mine operations include the mine superintendent, general foremen, shift foremen, and equipment trainers, in addition to clerical support;
•	mine maintenance includes the maintenance superintendent, shop foremen, planners, trainers and clerical support staff;
•	mine engineering includes the senior mining engineer, short term planner/grade control, surveyors, technicians and clerical support; and
•

mine geology includes the senior geologist, mine geologist, grade control engineers, and support staff. The mine geologists and grade control officers will handle grade control and blending procedures as well as mapping, updating reserves and exploration drilling.

A minimum of 15 experienced expatriate staff will be required at the beginning of the project namely:

•	Mine Superintendent
•	Maintenance Superintendent
•	Senior Mining Engineer
•	Senior Geologist
•	Geologist & Grade Control
•	General Foreman
•	Mining Supervisors (3)

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

•	Operational Trainers (2)
•	Maintenance Supervisors (3); and
•	Electrician

The first six positions will remain as expatriate positions throughout the project unless suitable nationals are identified and trained.

Significant training will be required due to technical skills shortages, and SRK proposes that a number of experienced expatriate staff would be required during the first two years of operation, especially for the higher level supervisory staff, and further experts to train the local workforce both on the technical mining and maintenance skills.

Banro is committed to training the local and Congolese nationals to run the Twangiza mine. Therefore, SRK recommend a shadowing policy whereby a suitable local employee works closely with his expatriate colleague for a minimum of one year, learning his skills and attaining the knowledge and confidence to enable him to take full responsibility at the end of this period. This phased programme is presented in Table 59.

16.1.7.3	Mine Operating Labour

General

The total mine operatives are presented in Table 59 and are divided into mine operations, mine maintenance. In addition, Table 59 also presents the senior management (inclusive of the expatriate requirement), and service departments.

Due to the location of the project SRK has allowed for the following in determining the Senior staffing levels:

•	housing; and
•	three international airline flights per year

Local staff:

•	housing allowance;
•	shift allowance; and

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

•	daily food.

Mine Operations

The majority of personnel in mine operations are equipment operators, and are calculated and presented in each of the unit equipment requirement tables on an annual basis. The fleet size, number of crews, and fleet utilisation is used to calculate the number of operatives required at any period in time, and is applied for each equipment type. It is assumed that there will be a high level of cross training between the various categories of operations.

Additional mine personnel are assigned to perform the following tasks:

•	service crew, who are responsible for the operation of the water trucks, and road construction crews;
•	blasting crew, responsible for loading, and stemming the blast holes and initiation; and
•	labourers, generally an unskilled worker who assists with many of the mine support facilities such as moving pumps and pipes, and general mine clear up.

Mine Maintenance

Mine maintenance personnel numbers were calculated based upon a fitter requirement for one operative to either maintain three of the major units or five of the ancillary units in the workshops or further cover on the rotating shifts. General maintenance personnel, fuel and lubrication operatives, tyre personnel and general labourers, have been included in the total number of personnel.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 59:	Mine Operations Manpower Requirement

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2	Process Plant
16.2.1	Process Description

The proposed Twangiza process plant design is based on well known and established Gravity/CIL technology, which consists of crushing, milling, gravity recovery of free gold followed by leaching/adsorption of gravity tailings, elution & gold smelting and tailings disposal. Services to the process plant will include reagent mixing, storage and distribution, water and air supplies.

Based on the metallurgical testwork results obtained from SGS Lakefield (Johannesburg, South Africa) and assumptions, where necessary, the design basis of the Twangiza process facility was scoped out assuming treatment of:

•	5.0 million tonnes per annum oxide ore
•	5.0 million tonnes per annum transition ore
•	5.0 million tonnes per annum fresh ore

The proposed process design criteria consist of the following sections:

•	Crushing and ore stockpiling
•	Grinding
•	Gravity
•	Carbon in Leach
•	Cyanide Destruction
•	Tailings disposal
•	Acid Wash
•	Elution
•	Electrowinning and Goldroom
•	Carbon Regeneration
•	Reagents Services
•	Air Services

Data used in the design criteria has been derived from various references listed below.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

References

1.	Banro (Owner)
2.	Metallurgical Test work
3.	Calculated Data
4.	Vendor Data or Recommendation
5.	SENET
6.	Industry Standard or Practice
7.	Handbook (Engineering Handbook)
8.	Assumption based on experience
9.	External Consultants

16.2.2	Process Design Criteria

16.2.2.1	Ore Characteristics

Table 60:	Ore Characteristics
	Unit	Oxide	Transition FP	Transition CMS	Fresh FP	Fresh CMS	Source
Ore Source		Open pit	Open Pit	Open Pit	Open Pit	Open Pit	Owner
Max Lump Size	mm	800	800	800	800	800	Owner
Ore Head Grade (Au):	g/t	2.49	2.58	2.91	1.53	1.83	Owner
Moisture Content:	%	5.0%	5.0%	5.0%	5.0%	5.0%	Assumption
Specifc Gravity:		2.87	3.05	3.18	3.19	3.20	Testwork
Bulk Density of crushed ore	t/m3	1.62	1.83	1.91	1.91	1.92	Calculated
Rod Mill Work Index:	kWh/t	6.1	9.2	14.2	11.2	14.9	Testwork
Ball Mill Work Index:	kWh/t	3.8	9.5	13.2	11.3	12.7	Testwork
Abrasion Index:		0.022	0.014	0.474	0.414	0.657	Testwork

16.2.2.2	Operating Schedule

Table 61:    Operating Schedule

General	Units	Design	Source
Annual Tonnage Treated	tpa	5,000,000	Owner
Ore Processing tonnes per month	t/month	416,667	Owner
Crushing			Calculated
Days per Year	days	365
Days per week	days	7	Owner
Hours per day	hrs	16	Owner
Maintenance	hrs/w	6	Industry Practice
Utilisation	%	85%	Industry Practice
Utilised hours per week	hrs	89.2	Industry Practice

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

General	Units	Design	Source
Utilised hours per annum	hrs	4,638	Calculated
Crushing rate	tph	1,078	Calculated
Selected Crusher throughput	tph	1,100	Calculated
Milling			SENET
Scheduled operating days per annum	days	365
Possible hours per annum	hrs	8,760	Owner
Scheduled maintenance per week	hrs	6	Calculated
Scheduled maintenance per annum	hrs	312	Industry Practice
Number of Mill Relines per anuum		2	Calculated
Time required per mill reline	hrs	36	Industry Practice
Time lost per annum due to relines	hrs	72	Industry Practice
Available hours per annum	hrs	8,376	Calculated
Availability	%	96%	Calculated
Operating hours per annum	hrs	8,041	Industry Practice
Overall Utilisation	%	92%	Calculated
Calculated Milling rate	tph	622	Calculated
Selected Milling rate	tph	630	Calculated

16.2.2.3	Production

Table 62:    Production

	Unit	Oxide	Transition FP	Transition CMS	Fresh FP	Fresh CMS	Source
Head Grade	g/t	2.49	2.58	2.91	1.53	1.83	Owner
Gravity Recovery	% of Head	14%	21%	-	20%	-	Testwork
CIL Solution Tails	ppm	0.015	0.015	0.015	0.015	0.015	Industry Practice
CIL Solids % m/m	%	42%	42%	42%	42%	42%	Industry Practice
CIL Solution Tails	g/t	0.021	0.021	0.021	0.021	0.021	Calculated
Leach Dissolution	%	90.5%	85.0%	38.8%	92.2%	55.2%	Testwork
CIL Solid Tails	g/t	0.24	0.39	1.78	0.12	0.82	Calculated
Combined CIL Tails	g/t	0.258	0.408	1.803	0.140	0.842	Calculated
Leach Recovery	% of Head	77.3%	66.6%	38.0%	73.4%	54.0%	Calculated
Overall Recovery	%	91.0%	87.5%	38.0%	92.9%	54.0%	Calculated
Annual Gold Production	kg	11,328	11,281	5,533	7,109	4,941	Calculated
Annual Gold Production	oz	364,194	362,690	177,890	228,551	158,860	Calculated

16.2.2.4	Crushing

While extensive and deep oxidation has taken place on Twangiza ore deposit, a significant portion of the ore body consists of the competent transitional and fresh material occurring deeper within the ore body.

A single stage Jaw crushing circuit has been designed for the treatment of all the three types of Twangiza ore to produce a primary crusher product 100% passing 250mm for feed to the SAG Mill. Ore withdrawal from the ROM bin was designed to utilise a combination of a variable

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

speed apron feeder and a vibrating grizzly feeder to remove fines prior to crusher feed. Crushed material is stockpiled onto a 24 hour live capacity stockpile from which the ore is reclaimed using three variable speed vibrating pan feeders. A detailed design criteria for the crushing section is given below:

Table 63:    Crushing Detailed design Criteria

	Unit	Oxide	Source
ROM Bin
Max Lump Size	mm	800	Owner
Selected Grizzly Spacing	mm x mm	-	Industry Practice
Method of Feeding ROM Bin		Truck/FEL	Owner
Dump Truck Load Size	t	100	Owner
Required Number of Dump Loads in Bin		1.5	Industry Practice
ROM Bin Size	m3	100	Calculated
Withdrawal Method From ROM Bin		APF/GRZ	Industry Practice
Apron Feeder
Type		Hydraulic	Industry Practice
Width	mm	2,134	Vendor
Length	mm	8,000	Vendor
Nominal Capacity	tph	1,100	Calculated
Static Grizzly Feeder
Selected Grizzly Spacing	mm	150	Calculated
ROM Feed % -150mm	%	37.6%	Handbook
Grizzly Oversize	tph	686	Calculated
Primary Crusher
Type		Jaw	Industry Practice
Maximum Lump Size	mm	800	Calculated
Feed Tonnage	tph	686	Calculated
Crusher CSS	mm	150	Vendor
Primary Crusher P80	mm	150	Handbook
Primary Crusher P100	mm	300	Handbook
Crusher Discharge & Stockpile Feed Conveyors
Design Dry Tonnage	tph	1100	Calculated
Maximum Lump Size	mm	300	Handbook
Moisture Content	%	5%	Assumption
Design Wet Tonnage	tph	1152	Calculated
Bulk Density	t/m3	1.72	Calculated

Crushed ore is stockpiled onto a bottom discharge stockpile which provides feed and surge capacity to the Milling section. The stockpile is reclaimed from the bottom by use of pan feeders. Each of the feeders can supply design throughput for the mill feed, and the central feeder runs with either of the peripheral feeders.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 64:	Stockpile
Stockpile		Unit	Oxide	Source
Type			Open Conical	Industry Practice
Design Live Capacity		days	1	Industry Practice
Stockpile Live Capacity		tonnes	15,120	Calculated
Reclaim Method			Pan Feeder	Industry Practice
No. of Reclaim Feeders			3	Industry Practice
No. of Reclaim Feeders Operating			2	Industry Practice
Design of reclaim feeder capacity			630	Calculated
SAG Mill Feed Conveyor
Design Dry Tonnage		tph	788	Calculated
Maximum Lump Size		mm	300	Handbook
Moisture Content		%	5%	Assumption
Design Wet Tonnage		tph	829	Calculated
Bulk Density		t/m3	1.72	Calculated

16.2.2.5	Milling and Classification

The comminution test work results indicate soft oxide ore and medium hard transitional and fresh ore with a reasonable level of competence, likely to be amenable to SAG milling. A SAG-Ball circuit has been designed for this ore, with the SAG mill acting as the primary mill in an open circuit and the ball mill as the secondary mill in a closed circuit with a cluster cyclone. A variable speed motor has been allowed for SAG Mill to counteract the variation in ore hardness of the various ore types.

Table 65:     Mill Specifications

Mill Specifications	Unit	SAG	Ball	Source
Wet or dry Milling		Wet	Wet	Industry Practice
Open or Closed Circuit		Open	Closed	Industry Practice
Overflow or Grate		Grate	Overflow	Industry Practice
Discharge Grate Aperture	mm	60.0	-	Industry Practice
Feed Size (F80)	mm	150	2	Industry Practice
Mill Transfer Size (P80)	µm	2,000	75	Industry Practice
Discharge Slurry % Solids	%	72%	72%	Industry Practice

Mill Size
Diameter (inside shell)	m	7.31	5.50	Vendor

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Effective Grinding Length	m	4.00	8.53	Vendor
Mill Speed	% of critical	75%	75%	Vendor
Calculated Pinion Power	kW			Vendor
Installed Motor Power	kW	2,000	8,000	Vendor
Drive Type		Variable Speed	Fixed	Vendor
Max ball charge	%	15%	35%	Vendor
Max total charge	%	26%	40%	Vendor
Top Ball Size	mm	125	40	Vendor

Trommel Screen
Solids screen undersize	tph	630	549.2	Calculated
Mill discharge solids density	%	72%	72%	Assumption
Trommel spray water	m3/hr	15	15	Assumption
Total slurry in trommel undersize	m3/hr	903	780	Calculated
Type of trommel panels		PU Slotted	PU Slotted	Vendor
Screen apertures	mm x mm	12 x 55	12 x 55	Vendor
Screen open area	%	26%	26%	Handbook
Screen drainage rate	m3/hr/m2	360.0	360.0	Handbook
Required area	m2	2.51	2.17	Calculated

Pebbles produced from the SAG mill are recycled back to the SAG mill by a set of pebble recycle conveyors, form pebbles circulating load. A hydro-cyclone cluster is used to classify the mills discharge product to produce a final CIL feed product of grind 80% passing 75um. A linear trash screen is used to remove trash from CIL feed.

Table 66:     Milling and Classification

Milling and Classification	Unit	Oxide	Transition	Fresh	Source
Pebble & Recycle Conveyors
Pebbles Generated as % of Fresh Feed	%	10%	15%	25%	Industry Practice
Design Dry Tonnage	tph	63	94.5	157.5	Calculated
Maximum Lump Size	mm	60.0	60.0	60.0	Industry Practice
Moisture Content	%	15%	10%	10%	Assumption
Design Wet Tonnage	tph	74	105	175	Calculated
Mill Discharge Sump
Cyclone Feed Solids Flowrate	tph	1,890	2,205	2,205	Calculated
Cyclone Feed Slurry Flowrate	m3/hr	2,153	2,258	2,246	Calculated
Required Slurry Residence Time	mins	2	2	2	Industry Practice
Calculated Live volume	m3	71.8	75.3	74.9	Calculated
SELECTED SUMP VOLUME	m3	76			Calculated

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Classification	Unit	Oxide	Transition	Fresh	Source
Type of Classification		Cluster	Cluster	Cluster	Vendor
Number of Operating Cyclones		8	8	8	Vendor
Number of Standby Cyclones		4	4	4	Vendor
Cyclone Operating Pressure	kPa	110	110	115	Vendor
Circulating Load	%	200%	250%	250%	Industry Practice
Cyclone Feed
Cyclone Feed Flowrate	tph	1,890	2,205	2,205	Calculated
Cyclone Feed Slurry Flowrate	m3/hr	2,153	2,258	2,246	Calculated
Cyclone Feed Water Flowrate	m3/hr	1342	1464	1464	Calculated
% Solids Feed to Cyclones	%	58.5%	60.1%	60.1%	Calculated
Cyclone Underflow
% Solids in Cyclone Underflow	%	72%	72%	72%	Industry Practice
Cyclone Underflow Solids Flowrate	tph	1,260	1,575	1,575	Calculated
Cyclone Underflow Slurry Flowrate	m3/hr	1031	1179	1171	Calculated
Cyclone Underflow Water Flowrate	m3/hr	490	613	613	Calculated
Cyclone Overflow
% Solids in Cyclone Overflow	%	42.5%	42.5%	42.5%	Industry Practice
Cyclone Overflow Flowrate	tph	630	630	630	Calculated
Cyclone Overflow Slurry Flowrate	m3/hr	1122	1078	1075	Calculated
Cyclone Overflow Water Flowrate	m3/hr	852	852	852	Calculated

Table 67:    Trash Screen and CIL Feed Sump

Trash Screen & CIL Feed Sump	Unit	Oxide	Transition	Fresh	Source

Trash Screen
Type		Linear	Linear	Linear	Industry Practice
Screen Feed Solids Flow Rate	tph	630	630	630	Calculated
% Solids Trash Screen U/F w/w	%	42%	42%	42%	Calculated
Screen Feed Slurry Flow Rate	m3/hr	1,126	1,082	1,079	Calculated
Slurry tph	tph	1,485.9	1,485.9	1,485.9	Calculated
% Solids v/v Feed to Screen	%	24%	21%	21%	Calculated
Required screen cloth size	µm	600 x 700	600 x 700	600 x 700	Industry Practice
Screen Volumetric Flowrate	m3/m2/hr	63.0	70.0	85.0	Handbook
Calculated Screen Area	m2	17.9	15.5	12.7	Calculated
Selected Screen Area	m2	20.0			Vendor

CIL Feed Sump
CIL Solids Flowrate	tph	630	630	630	Calculated
CILFeed Slurry Flowrate	m3/hr	1126	1082	1079	Calculated
Required Slurry Residence Time	mins	2	2	2	Industry Practice
Calculated Live volume	m3	37.5	36.1	36.0	Calculated
SELECTED SUMP VOLUME	m3	38			Calculated

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

A gravity recovery circuit is incorporated to recover gravity recoverable gold before the CIL process. Gravity concentrate produced in treated by an inline Intensive Leach Reactor to produce a pregnant solution that will be electro-winned to recover the gravity gold. Gravity tests were only performed on oxides, transition FP and fresh FP and the design criteria in Table 68 is thus based on these three ore types

Table 68:     Gravity

GRAVITY	Unit	Oxide	Transition FP	Fresh FP	Source
Gravity Unit Sizing
Head Grade	g/t	2.68	3.09	2.65	Owner
Gravity Recovery	% of Head Grade	14%	21%	20%	Testwork
Gravity Recovery	g/t	0.37	0.64	0.52	Calculated
Concentrate Tonnage Generated per month	t	60	91	85	Calculated
Concentrate Generated per hr	kg/hr	89	136	128	Calculated
Solids Feed to Conc.	tph	149	227	213	Calculated
Type of Concentrator Unit Selected		KC-XD40	KC-XD40	KC-XD40	Vendor
Capacity of Unit Selected	tph- Solids	150	150	150	Vendor
% Solids Feed to Concentrator	% m/m	47%	47%	47%	Vendor
Slurry Flow Rate to Conc.	m3/hr	232	338	315	Calculated
Conc. Unit Fluidising Water	m3/hr	36	36	36	Vendor
Conc. Tails Slurry	m3/hr	268	374	351	Calculated

Gravity Scalping Screen
Solids Flow to Screen	tph	179	273	306	Calculated
% Solids m/m	% m/m	52%	52%	58%	Calculated
Slurry Flow To Screen	m3/hr	245	355	333	Calculated
Slurry Flow To Screen	tph	347	529	531	Calculated
% Solids v/v	% v/v	31%	28%	33%	Calculated
Type of aperture required		PU Square	PU Square	PU Square	Industry Practice
Required Screen Aperture & Panel	mm	2	2	2	Industry Practice
Open Area	%	18.2	18.2	18.2	Handbook
Screen Drainage rate	m3/hr/m2	78	78	78	Handbook
Minimum Screen Area Required	m2	3.1	4.5	4.3	Calculated
Intensive Cyanidation
Concentrates Generated per day	t	2.00	3.05	2.85	Calculated
Leaching Efficiency	%	97%	97%	97%	Testwork
Leaching Time	hrs	16-24	16-24	16-24	Testwork
ILR Solution Tank Volume	m3	7	7	7	Vendor
Cyanide Strength in Solution Tank	%	2%	2%	2%	Vendor

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Caustic Strength in Solution Tank	%	2%	2%	2%	Vendor

Gravity Gold Electrowinning Tanks
Volume Generated per Batch	m3	14	14	14	Calculated
Volume of Storage Tank	m3	15	15	15	Calculated
Number of Storage Tanks	#	2	2	2	Industry Practice

16.2.2.6	Carbon-in Leach (CIL)

Results of bottle roll tests conducted by SGS Lakefield indicated satisfactory gold dissolution to direct cyanidation and CIL for oxide ore and the transitional and fresh ore of feldspar porphyry lithology. Acceptable dissolutions were obtained within a leaching time of 24hrs for all the three types of under normal CIL conditions and natural oxygen levels. The leaching circuit was therefore designed for normal CIL with a retention time of 16hrs for oxide, and 24hrs for transition and fresh. The leach circuit was designed to treat a direct feed from the cyclone overflow at a solids concentration of 42%. The design criteria shown in Tables 69 to 74 was based on the test results of oxides, transition FP and fresh FP ores. It has been assumed that it will be possible to campaign transition CMS and fresh CMS ores through the same CIL plant. The only difference will be the low recoveries that these have exhibited during tests.

Table 69:    Leach & CIL

LEACH & CIL	Unit	Oxide	Transition FP	Fresh FP	Source

General Slurry Information
Solids Flow To Leach/CIL	tph	630	630	630	Calculated
Solids % m/m	%	42%	42%	42%	Industry Practice
Slurry Flow rate	m3/hr	1126	1082	1079	Calculated
Leach & CIL Tank Sizing
Leaching Residence Time	hrs	16	24	24	Testwork
Total Vol Required	m3	18,019	25,979	25,902	Calculated
Air Hold Allowance	%	8%	8%	8%	Industry Practice
Total Vol including Air hold-up Required	m3	19,461	28,057	27,974	Calculated
Selected Number of Tanks	#	12	12	12	Calculated
Number of CIL Stages/Tanks	#	10	10	10	Industry Practice
Number of Leach Tanks	#	2	2	2	Calculated
Min Volume of Tank	m3	1,622	2,338	2,331	Calculated
Tank Volume Selected	m3	2,400			Calculated

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 70:      Carbon/ CIL Design

Carbon/CIL Design	Unit	Oxide	Transition FP	Fresh FP	Source
Maximum Leach Feed Grade	g/t	2.68	3.09	2.65	Owner
Leach Dissolution (as % of Leach Feed Grade)%		90%	81%	89%	Testwork
Solids Tails Grade	g/t	0.26	0.59	0.29	Calculated
Solution Tails Grade	g/t	0.021	0.021	0.021	Industry Practice
Total Gold Into Solution	ppm	1.74	1.80	1.69	Calculated
Ratio of gold concs on loaded C/Feed Solution		1,100	1,100	1,100	Industry Practice
Design incremental carbon loading	g/t	1,917	1,978	1,860	Calculated
Eluted Carbon Value	g/t	100	100	100	Industry Practice
Loaded Carbon Value	g/t	2,017	2,078	1,960	Calculated
Design Carbon Concentration	g/L	15	15	15	Industry Practice
Gold pulled out of circuit per day	g	33,884	36,163	33,192	Calculated
Equivalent amount of carbon loading @ design loadings	t	17.67	18.28	17.84	Calculated
Carbon Movement rate	tph	6.00	6.00	6.00	Calculated
Time required to move loaded carbon	hrs	3	3	3	Industry Practice
Selected Elution Batch	t C	18	18	18	Calculated
C Transfer rate	tph C	6.00	6.00	6.00	Calculated
Slurry Flow During Loaded Carbon Transfer	m3/hr	400	400	400	Calculated
Remaining Number of C intertank transfers		9	9	9	Calculated
Time left for these intertank transfers	hrs	24	24	24	Calculated
Time required to move per intertank flow	hrs	3	3	3	Calculated
C Intertank Transfer rate	tph C	6.75	6.75	6.75	Calculated
Slurry Flow during intertank C Transfer	m3/hr	450	450	450	Calculated

MPS (P) screens were considered for the design as these would allow the level of the pulp in the CIL tanks to be the same; as the pumping action of these screens would allow pulp to movement from one tank to the another while carbon is retained in tanks

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 71:      Intertank Screens

Intertank Screens	Unit	Oxide	Transition FP	Fresh FP	Source
Type		MPS (P)	MPS (P)	MPS (P)	Industry Practice
Leach Slurry Flow	m3/hr	1126	1082	1079	Calculated
Intertank Carbon transfer	m3/hr	400	400	400	Calculated
Eluted Carbon transfer	m3/hr	72	72	72	Calculated
Spillage Flows:- CIL	m3/hr	80	80	80	Assumed
Total Flow	m3/hr	1,678	1,634	1,631	Calculated
Selected Screen Aperture	µm	800	800	800	Industry Practice
Open Area	%	22.2%	22.2%	22.2%	Handbook
Interstage Screen Flux	m³/m²/h	120	120	120	Vendor
Screen Area Required	m2	14.0	13.6	13.6	Calculated
Selected Interstage Screen Area	m2	14			Vendor

Table 72:      CIL Air Requirements

CIL Air Requirements	Unit	Design	Source
Type of sparging		Air	Industry Practice
Volume of air required per tank	Nm3/h/1000m3 tank vol	72	Industry Practice
Number of tanks being aerated		10	SENET
Volume per tank	m3	2,400	Linked
Total Volume of air required	Nm3/h	1728	Calculated

Cyanide detoxification of tailings has been included before tails are disposed of to the tailings holding facility. Sodium metabisulphite is used for cyanide destruction in the presence of excess oxygen. Copper sulphate is used to catalyse the detoxification process.

Table 73:      Talings & Detox

Tailings & Detox	Unit	Oxide	Transition FP	Fresh FP	Source

Carbon Safety Screen
Type		Linear	Linear	Linear	Industry Practice
Screen Feed Solids Flow Rate	tph	630	630	630	Calculated
% Solids Feed to Screen w/w	%	42%	42%	42%	Calculated
Screen Feed Slurry Flow Rate	m3/hr	1126	1082	1079	Calculated
Slurry tph	tph	1486	1486	1486	Calculated
% Solids v/v Feed to Screen		24.0%	20.9%	20.7%	Calculated
Required screen cloth size	µm	600 x 700	600 x 700	600 x 700	Calculated
Screen Volumetric Flowrate	m3/m2/hr	63	70	85	Industry Practice
Calculated Screen Area	m2	17.9	15.5	12.7	Handbook
Selected Screen Area	m2	20			Calculated

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

DETOX		Oxide	Transition FP	Fresh FP	Source
Method		SO2/Air	SO2/Air	2/Air	Assumption
Residence Time	hrs	2	2	2	Assumption
Cyanide Conc. in Detoxified Tails	ppm WAD CN	<10	<10	<10	Assumption
Solids Flow To from CIL	tph	630	630	630	Calculated
Required Solids Density	%	42%	42%	42%	Industry Practice
Total Slurry Flowrate	m3/hr	1140.2	1110.4	1107.2	Calculated
Calculated Detox Volume	m3	2280.4	2220.9	2214.5	Calculated
Number of Tanks	#	3	3	3	Industry Practice
Calculated Volume per Tank	m3	760.1	740.3	738.2	Calculated
Air Holp Up	%	15%	15%	15%	Industry Practice
Recalculated Volume per Tank	m3	874.2	851.3	848.9	Calculated
Selected Volume per Tank	m3	900

Detox Sump
Total Slurry Flowrate	m3/hr	1140.2	1110.4	1107.2	Calculated
Required Residence Time	mins	3.0	3.0	3.0	Industry Practice
Calculated Volume	m3	57.0	55.5	55.4	Calculated
Selected Sump Volume	m3	58.0			Calculated

Table 74:      Detox Air Requirements

Detox Air requirements	Unit	Design	Source
Volume of air required per tank	Nm3/h/1000m3 tank vol	1,000	Industry Practice
Number of tanks being aerated		3	Industry Practice
Slurry Volume per tank	m3	900	Calculated
Total Volume of air required	Nm3/h	2,700	Calculated

16.2.2.7	Acid Wash

An acid wash circuit capable of taking the full 12 tonne batch has been included to remove any carbonates that might otherwise foul the carbon twice a day. The circuit is designed to acid wash every batch of carbon before it is eluted by circulating a 3% HCl through carbon in the acid wash column.

Table 75:      Acid Wash

ACID WASH	Unit	Design	Source

Carbon Quantity to be stored	t	12	Calculated
Carbon Quantity to be stored	m3	26.7	Calculated
Type of Tank		Conical	Selected

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

ACID WASH	Unit	Design	Source

Material of construction		FRP	Industry Pracice
Minimum Vessel Volume	m3	27.0	Calculated
Cone Volume as % of total	%	33%	Assumed
Volume of Cone	m3	8.9	Calculated
Vessel Diameter	m	3.0	Assumed
Height Cone	m	3.82	Calculated
Volume of carbon in the straight part	m3	18.0	Calculated
Angle of repose for carbon	deg	29.0	Handbook
Angle of repose for carbon	radians	0.5	Calculated
Height of carbon in the top cone	m	0.8	Calculated
Volume of carbon in the top cone	m3	2.0	Calculated
Volume of carbon in between bottom & top cones	m3	16.0	Calculated
Length of the straight portion of vessel	m	2.3	Calculated
Total Height Of Vessel	m	6.9	Calculated
Total Volume of the vessel	m3	30.9	Calculated

Acid Wash Tank
Minimum Tank Volume	BV	1.0	Assumed
Minimum Tank Volume	m3	28.0	Calculated
Allowance	%	20%
Selected Tank Volume	m3	33.6	Calculated
Acid Washing
Acid Wash Flow rate	BV/hr	2.0	Industry Practice
Acid Wash Flow rate	m3/h	53.3	Calculated
Rinsing
Rinse volume	BV	2.0	Industry Practice
Rinse time	hr	1.0	Industry Practice
Rinse water flow rate	m3/hr	53.3	Calculated
Carbon Quantity to be stored	t	12	Calculated

16.2.2.8	Elution

AARL elution method has been considered for stripping gold from the loaded carbon. Potentially up to 60 elutions can be run per month against an actual design of 37. The elution circuit design was based on oxides; transition FP and fresh FP which yielded the maximum amount of gold. This circuit will have sufficient capacity to treat gold from transition CMS and fresh CMS as the gold output from these ore sources will be significantly less than what the current design can treat.

Table 76:      Elution

ELUTION	Unit	Oxide	Transition FP	Fresh FP	Source
Elution Batch Size
Design Carbon Loading	g/t	2,017	2,078	1,960	Testwork
Design Barren Carbon Loading	g/t	100	100	100	Industry Practice

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

ELUTION	Unit	Oxide	Transition FP	Fresh FP	Source
CIL Gold Production per month	kg/month	865	817	782	Calculated
Number of Elutions per month-Design		37	37	37	Assumed
Production per Elution	kg	34.6	32.7	31.3	Calculated
Calculated Strip Batch size	t	2 x 12	2 x 12	2 x 12	Calculated
Strip Batch Size	t	2 x 12			Calculated

16.2.2.9	Electrowinning

Separate electrowinning circuits have been provided for gravity intensive leach gold and CIL elution gold to allow flexibility in these independent operations. The electrowinning circuit design was based on oxides, transition FP and fresh FP which yielded the maximum amount of gold. This circuit will have sufficient capacity to treat gold from transition CMS and fresh CMS as the gold output from these ore sources will be significantly less than what the current design can treat.

Table 77:      CIL Electrowinning

ELECTROWINNING	Unit	Design	Source

Total Flowrate To Cells	m3/hr	80.0	Calculated
Flowrate	m3/min	1.33	Calculated
Recommended specific eluate flowrate	m3/(min.m2)	0.40	Handbook
Selected Cell Type		Sludging	Vendor
Selected Cathode Dimensions	mm x mm	800x800	Vendor
Cathode Area	m2	0.64	Calculated
Recommended Eluate flowrate	m3/min	0.26	Calculated
Number of Cells required		5.21	Calculated
Selected Number of Cells		6.0

Table 78:      Cell Current CIL Gold

Cell Current CIL Gold	Unit	Oxide	Transition FP	Fresh FP	Source
Gold Deposited per Electrowinning	g	34,582	32,686	31,266
Atomic Weight Of Gold	g/mol	197.0	197.0	197.0	Handbook
1 Faraday =	Coulombs	96,487	96,487	96,487	Handbook
Oxidation State Of Gold Is Au	+ as Au(CN)2-	1	1	1	Handbook
Current Efficiency	%	13%	13%	13%	Handbook
Coulombs Per Gram	C (inc. efficiency)	3,768	3,768	3,768	Calculated
Total Coulombs Needed	C	130,288,475	123,144,699	117,796,581	Calculated
Electrowinning Period	h	12	12	12	Selected
Current Flow	Coulomb/hr	10,857,373	10,262,058	9,816,382	Calculated
Current Flow	Coulomb/hr/Cell	1,809,562	1,710,343	1,636,064	Calculated
Cell Amps	A per Cell	503	475	454	Calculated
Selected Rectifier Amps	A	1,000			Calculated

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 79:        Gravity Gold Electrowinning

Electrowinning Cells Gravity Gold	Unit	Design	Source
Total Flowrate To Cells	m3/hr	15	Calculated
Flowrate	m3/min	0.25	Calculated
Recommended specific eluate flowrate	m3/(min.m2)	0.40	Handbook
Selected Cell Type		Sludging	Vendor
Selected Cathode Dimensions	mm x mm	700x700	Vendor
Cathode Area	m2	0.49	Calculated
Recommended Eluate flowrate	m3/min	0.26	Calculated
Number of Cells required		0.98	Calculated
Selected Number of Cells		1	Calculated

Table 80:      Cell Current Gravity Gold

Cell Current Gravity Gold	Unit	Oxide	Transition FP	Fresh FP	Source
Gold Deposited per Electrowinning	g	8,957	8,957	8,957
Atomic Weight Of Gold	g/mol	197	197	197	Handbook
1 Faraday =	Coulombs	96,487	96,487	96,487	Handbook
Oxidation State Of Gold Is Au	+ as Au(CN)2-	1	1	1	Handbook
Current Efficiency	%	0	0	0	Handbook
Coulombs Per Gram	C (inc. efficiency)	3,768	3,768	3,768	Calculated
Total Coulombs Needed	C	33,746,664	33,746,664	33,746,664	Calculated
Electrowinning Period	h	14	14	14	Selected
Current Flow	Coulomb/hr	2,410,476	2,410,476	2,410,476	Calculated
Cell Amps	A per Cell	670	670	670	Calculated
Selected Rectifier Amps	A	1,000			Calculated

Table 81:      Gold Sludge Press

Gold Sludge Press	Unit	Design	Source
Maximum Number of elutions		4	Industry Practice
Gold Produced For Max Elutions	kg	138	Calculated
% Of Gold in Sludge	%	65%	Assumed
% Moisture in Filter Product	%	10%	Industry Practice
Wet weight (Filter Product)	kg	154	Calculated
% Solids Feed to Filter	%	15%	Calculated
Solids Bulk SG	t/m3	9.8	Assumed
Total Volume of Sludge	Litres	10,623	Calculated
Slurry SG		1.16	Calculated
Particle Size	um	< 100	Assumed
Time Required to Fill Filter Press	mins	20	Assumed

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 81:      Gold Sludge Press

Gold Sludge Press	Unit	Design	Source
Slurry Flow rate	m3/hr	8.50	Calculated
Solids Flowrate	tph	1.47	Calculated

Calcining & Smelting
Calcine Oven Type		Electric Fired	Industry Practice
Number of Trays		6.0	Industry Practice
Smelting Furnace Type		Diesel	Industry Practice
Bullion Mould Capacity	kg	32	Industry Practice

16.2.2.10	Regeneration

A carbon regeneration facility has been designed to treat the entire eluted carbon batch in a period of 20 hours. The regeneration kiln is diesel fired.

Table 82:      Regeneration

REGENERATION	Unit	Design	Source

Kiln Feed Hopper
Carbon Quantity to be stored	t	18	Calculated
Carbon Quantity to be stored	m3	40.00	Calculated
Volume selected	m3	40	Calculated
Type of Tank		Conical	Industry Practice
Cone Volume as % of total	%	33%	Assumed
Vessel Diameter	m	4.5	Assumed
Height Cone	m	2.52	Calculated
Volume of carbon in the straight part	m3	26.67	Calculated
Angle of repose for carbon	°	29	Handbook
Total Height Of Vessel	m	5.02	Calculated
Total Volume of the vessel	m3	53.22	Calculated
Material of construction		Carbon Steel	Industry Practice

Regeneration Kiln
Kiln type		Horizontal	Vendor
Mode of firing		Diesel	Vendor
Temperature Control		Automatic	Vendor
Regeneration temperature	deg C	700-750	Vendor
Regen Carbon Batch Size	t	18	calculated
Regeneration time	hrs	20	Industry Practice
Regeneration rate	kg/hr	900	Calculated
Moisture Content	%	50%	Vendor
Feeder Type		Screw	Vendor
Residence time at temp	mins	10	Vendor
Quench Pan
Carbon Quench rate	t/hr	0.9	Calculated
% Carbon in Quenched Slurry	%	20%	Calculated
Wet Carbon flowrate	t/hr	4.50	Calculated

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Type of Tank		PAN	Industry Practice
Quench Screen
Solids Flow Rate	tph	0.90	Calculated
Slurry Flow Rate	m3/hr	4.73	Calculated
% Solids m/m	%	20%	Calculated
% Solids v/v	%	14%	Calculated
Type of aperture required		Wedge Wire	Industry Practice
Required Screen Aperture & Panel	um	800	Handbook
Open Area	%	22%	Handbook
Screen Drainage rate	m3/hr/m2	90	Handbook
Screen Area Required (minimum)	m2	0.05	Calculated
Eductor Tank
Carbon Quantity to be stored	t	6.00	Assumed
Vessel Diameter	m	1.80	Assumed
Height Cone	m	1.00	Calculated
Volume of cone	m3	0.85	Calculated
Volume of the straight portion of vessel	m3	13.82	Calculated
Time required to empty C from Tank	hrs	0.25	Industry Practice
Carbon flowrate	t/hr	24	Calculated
% Carbon in slurry	% w/w	20%	Industry Practice
Transfer water flowrate	m3/hr	119	Calculated

16.2.3	REAGENTS

These have been designed taking into account the most economical packaging and tank storage capacities. The design of reagents facilities was based on oxides, transition FP and fresh FP where there was sufficient information obtained from the testwork. Sufficient dosing tank residence times were allowed for, however should there be a need to dose more reagents when treating transition CMS and fresh CMS ores, the number of makes per day can be stepped up.

Table 83:     Lime

Lime	Unit	Oxide	Transition FP	Fresh FP	Source
Lime Silo Sizing
CIL Consumption	kg/t CaO	1.50	1.80	2.00	Testwork
Detoxification Consumption	kg/t CaO	0.00	0.00	0.00	Testwork
Combined Consumption	kg/t CaO	1.50	1.80	2.00	Calculated
Combined Consumption	kg/day CaO	20.8	25.0	27.8	Calculated
Delivery Method		Bulk bags	Bulk bags	Bulk bags	Vendor
Delivery size	kg	1,000	1,000	1,000	Vendor
Type of Lime		hydrated	hydrated	hydrated	Vendor
Physical Form	% CaO	65%	65%	65%	Vendor
Bulk Lime Consumption	tons/day	22.6	27.2	30.2	Calculated
Bulk Storage		Silo	Silo	Silo	Industry Standard
Bulk Storage Capacity	days	2.0	2.0	2.0	Industry Standard
Lime SG		2.65	2.65	2.65	Handbook

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Lime	Unit	Oxide	Transition FP	Fresh FP	Source
Apparent Loose Packed density	t/m3	0.85	0.85	0.85	Handbook
Bulk Storage Capacity	t	45.26	54.31	60.34	Calculated
Bulk Storage Capacity	m3	53.24	63.89	70.99	Calculated
Selected Silo Volume	m3	70			Calculated

Table 84:     Lime Silo Loading

Lime Silo Loading	Unit	Design	Source
Lime Silo Capacity	m3	70.00	Calculated
Lime Capacity	t	59.50	Calculated
Lime Silo Loading Time	hrs/day	5	Assumption
Lime Loading Rate	tph	11.90	Calculated

16.2.3.1	Caustic

Table 85:     Caustic Soda

Caustic Soda	Unit	Design	Source
Caustic for Elution
Delivery size	kg	25	Supplier
Physical Form		Pearls	Supplier
Caustic Consumption- Elution	kg/day	800	Calculated
Caustic Consumption- ILR	kg/day	300.0	Calculated
Caustic Consumption- Acid Neutralisation	kg/neutralisation	1260	Calculated
Total Caustic Consumption	kg/day	2,360	Calculated
Make up every	# days	2	Assumption
Make up strength	% w/w	20%	Industry Practice
Solution SG	t/m3	1.24
Minimum make up volume	m3	23.60
Allowance	%	20%
Mixing Tank Volume	m3	30.0

16.2.3.2	Hydrochloric acid

Table 86:     Hydrochloric acid

Hydrochloric Acid (HCl)	Unit	Design	Source
Delivery Method		Drums	Supplier
Delivery size	litres	200	Supplier
HCl Strength in Acid Wash	%	3%	Industry Practice
Number of acid washes per month		25
HCl Delivered Strength	%	33%	Vendor
33% HCl to be used per month	kg	34,364	Calculated

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.3.3	Sodium Cyanide

Table 87:     Sodium Cyanide

Sodium Cyanide (NaCN)	Unit	Oxide	Transition FP	Fresh FP	Source
Sodium Cyanide Mixing
Delivery size	kg	1 tonne bulk box	1 tonne bulk box	1 tonne bulk box	Supplier
Available NaCN	%	98.50%	98.50%	98.50%	Supplier
Physical Form		Briquettes	Briquettes	Briquettes	Supplier
Cyanide Consumption- Leach	kg/t	0.54	0.65	0.80	Testwork
Cyanide Consumption- Leach	kg/day	7,397	8,904	10,959	Calculated
Cyanide Consumption- Elution	kg/day	200.0	400.0	400.0	Calculated
Cyanide Consumption- ILR	kg/day	300	300	300	Calculated
Total Cyanide Consumption	kg/day	7,897	9,604	11,659	Calculated
Total Cyanide Consumption	kg/t	0.58	0.70	0.85	Calculated
Make up every	# days	2.0	2.0	2.0	Assumption
Make up strength	% w/w	20%	20%	20%	Handbook
Solution SG	t/m3	1.13	1.13	1.13	Handbook
Minimum make up volume	m3	78,973	96,041	116,589
Allowance	%	20%
Mixing Tank Volume	m3	140.0
Sodium Cyanide Storage & Dosing
Combined Cyanide Consumption	kg/day	7,897	9,604	11,659	Calculated
Combined Cyanide Consumption	kg/hr	362	437	532	Calculated
Combined Cyanide Solution Flow	m3/hr	1.81	2.18	2.66	Calculated
Required Storage Capacity	days	2	2	2	SENET/OWNER
Required Storage Capacity	m3	86.78	104.81	127.63	Calculated
Allowance	%	20%
Selected Dosing Tank Volume	m3	153

16.2.3.4	Copper Sulphate

Table 88:     Copper Sulphate

Copper Sulphate (CuSO4)	Unit	Oxide	Transition FP	Fresh FP	Source
Mixing Tank
Delivery Method		Bulk Bags	Bulk Bags	Bulk Bags	Supplier
Delivery size	kg	1,000	1,000	1,000	Supplier
Copper Sulphate Consumption	kg/t	0.04	0.04	0.04	Assumption
Copper Sulphate consumption	kg/day	606	606	606	Calculated

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Make Up Strength	%	15%	15%	15%	Industry Practice
Make up every	# days	2	2	2	Industry Practice
Calculated Mixing Tank Volume		8.07	8.07	8.07	Handbook
Selected Mixing Tank Volume	m3	8.07			Calculated
Dosing Tank
Copper Sulphate Solution Consumption	m3/hr	0.19	0.19	0.19	Calculated
Required Storage Capacity	days	2.0	2.0	2.0	Industry Practice
Calculated Storage Tank Volume	m3	8.9	8.9	8.9	Calculated
Selected Storage Tank Volume	m3	8.9

16.2.3.5	Sodium Metabisulphite

Table 89:    Sodium Metabisulphite

Sodium Metabisulphite (Na2S2O5)	Unit	Oxide	Transition FP	Fresh FP	Source
Mixing Tank
Delivery Method		Bulk Bags	Bulk Bags	Bulk Bags	Supplier
Delivery size	kg	1,000	1,000	1,000	Supplier
Sodium Metabisulphite Consumption	kg/t	0.75	0.75	0.75	Testwork
Sodium Metabisulphite Consumption	kg/day	10,294	10,294	10,294	Calculated
Make Up Strength	%	30%	30%	30%	Industry Practice
Number of Make ups per day	#	1	1	1	Industry Practice
Solution SG		1.40	1.40	1.40	Handbook
Calculated Mixing Tank Volume	m3	34.31	34.31	34.31	Calculated
Selected Mixing Tank Volume	m3	40
Dosing Tank
Sodium Metabisulphite Solution Consumption	m3/hr	1.58	2.71	2.71	Calculated
Required Storage Capacity	days	1.0	1.0	1.0	Industry Practice
Calculated Storage Tank Volume	m3	37.9	64.9	64.9	Calculated
Selected Storage Tank Volume	m3	65.0

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.3.6	Grinding Media

Table 90:     Grinding Media & Mill Liners

Grinding Media & Mill Liners	Unit	Design	Source
(Only Primary Ore)
Ore Characteristics
Bond Rod Work Index	kWh/t	14.9	Testwork
Bond Ball Work Index	kWh/t	13.2	Testwork
Abrasion Index	g	0.4341	Testwork
SAG Mill
Media Consumption	kg/t HCr	0.571	Calculation
Liner Consumption	kg/t	0.114	Calculation
Ball Mill
Ball Consumption	kg/t HCr	1.048	Calculation
Liner Consumption	kg/t	0.105	Calculation

16.2.4	Process Plant Description

16.2.4.1	GeneralDescription

The scope of the planned process plant is to treat 5.0 million tonnes of oxides, 5.0 million tonnes of transition and 5.0 million tonnes of fresh ore per annum and consist of the following sub-sections:

•	Crushing and ore stockpiling
•	Grinding
•	Carbon in Leach
•	Cyanide Destruction
•	Tailings disposal
•	Acid Wash
•	Elution
•	Electrowinning and Goldroom
•	Carbon Regeneration
•	Reagents Services
•	Air Services

A simplified flow sheet is included in this section to give the overall flow.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.4.2	Crushing

The primary hard rock crushing plant will be designed to treat ore at a rate of 1,100 tonnes per hour to a product size of minus 250mm through a single stage jaw crusher. The crushing circuit will operate for a period of 16 hours a day. The balance of the hours will be used for maintenance.

For this purpose a Jaw Crusher, C200 Metso or equivalent, has been proposed as this will be capable of treating undersize from the 800mm x 800mm grizzly that will be located above the crusher feed bin.

A ROM pad will be established adjacent to a tipping bin to ensure stockpiling of the various types of ores, high, medium or low grade. Ore being campaigned is fed into the crusher using front end loader and where possible directly tipped into the ROM bin from dump trucks. The ROM bin will be equipped with a static grizzly which will ensure that oversize material will not report to the primary crusher as this will result in crusher chokes.

An apron feeder located under the ROM bin will be used to withdraw ore from the bin via a vibrating grizzly to scalp off the fines (-150mm material) while the oversize will report to the primary jaw crusher where it will be reduced to minus 250 mm which is discharged onto the crusher discharge conveyor.

The scalped vibrating grizzly undersize and primary jaw crusher product will be conveyed to a 15,120 ton live stockpile. The stockpile will ensure that the milling process will not be disrupted by any maintenance work on the crushers. In the event of maintenance work on crushers going beyond 24 hours, ore will be dozed into the live slots from the dead portions of the stockpile. The dead portion of the stockpile will hold sufficient ore to ensure milling operations can be sustained for a further 12 hours.

Ore will be recovered from the stockpile onto the SAG Mill feed conveyor by three variable speed pan feeders. Each pan feeder will be sized to reclaim 630 tph and one or a combination of these feeders running at reduced speeds will be used to supply ore to the mill. Control of the speed of each feeder will be through the measurement of the instantaneous tonnage by the mill feed weightometer and then ramp the feeder speed up or down until a set tonnage is achieved.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Lime from the silo will be added to the mill feed conveyor for pH control purposes in the leach circuit.

Containment of dust will be achieved through use of conveyor skirtings on discharge points and dust suppression systems at points identified as potentially high in dust generation.

16.2.4.3	Milling and Gravity

The milling circuit will consist of SAG and Ball Mills. A 7.31m Ø and 4mL, 2,000kW Polysius SAG mill and a 5.5m Ø and 8.53mL, 8000kW Polysius Ball Mill have been proposed for Twangiza milling circuit. Ore reclaimed from the stockpile will be fed to a low aspect ratio SAG mill and discharge from this mill will pass through a trommel screen to scalp off pebbles. The pebbles are conveyed back to the mill feed through a system of conveyors where they are eventually milled to the required product size.

SAG Mill trommel screen undersize will gravitate to a cyclone feed hopper from where it will be pumped to a cluster of cyclones to obtain a final grinding product of nominally 80% passing 75µm. The cyclone underflow will report to the ball mill and discharge from this mill will gravitate to the cyclone feed hopper.

A portion of the cyclone underflow will be bled off to the gravity scalping screen to remove the +2mm material, which reports to the ball mill feed hopper while the screen undersize will be passed through a centrifugal unit KC-XD40MS Knelson Concentrator or Falcon equivalent to recover the free gold. Gravity tailings will be directed to the cyclone feed hopper while the free gold concentrates will be discharged into a storage hopper from where they are treated using inline leach reactor. An ILR1000BA, Batch Automatic, Gekko or the equivalent has been proposed for this purpose. A dedicated electrowinning circuit is proposed for treatment of pregnant solution from the intensive cyanidation circuit.

Cyclone overflow will gravitate to a trash screen to remove any wooden chips and oversize material prior to feeding the CIL Plant.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Milling and cyclone spillage will be contained by a concrete bund area with an inclined floor to direct spillage to two sumps. One sump will be allocated for the mill feed spillage and the other will allow for the mill discharge and cyclone spillage. Each sump will have a vertical spindle spillage pump. All floor cleanups will be directed to the mill discharge and cyclone spillage sump.

16.2.4.4	Leach & CIL

The leach and CIL circuit will be designed to provide a nominal residence time of 16hrs for oxide at 5.0mtpa, 24 hours for transition (FP) and fresh (FP) ores at 42% solids by weight and 5.0 mtpa. It will be possible to campaign transition CMS and fresh CMS ores at throughput rates of 5 mtpa but the leach efficiency will be low due to presence of refractory material.

A total of 12 tanks; 2 leach and 10 CIL and will be at the same height and volume of 2500 m3. Interstage pumping screens will be installed to ensure that slurry will flow from tank to tank (though tanks will be at the same height) and this will reduce capital expenditure on the tank plate work and civils as the tanks will not be at varying heights

Bypass facilities will be provided which will allow any tank to be taken out of service without interrupting production.

Carbon will be advanced counter current to the slurry flow by recessed impeller vertical spindle pumps located in each CIL tank.

Oxygen demand in the leach slurry is met using low pressure (350kPa) compressed air, produced by two leach air compressors.

A provision to inject low pressure compressed air to the first three tanks to provide oxygen requirements will be made. Compressed air injection will be through the hollow agitator shafts.

Two vertical spindle spillage pumps will be provided for spillage handling in the leach and CIL area.

An electric gantry crane will be provided in the CIL section to allow for cleaning of interstage screens.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.4.5	Tailings Handling

Slurry from the last CIL tank will gravitate to a linear screen (carbon safety screen) to recover any escaped carbon (due to damaged interstage screen). Oversize from the safety screen will be collected in a basket and recycled to the last CIL tank while the undersize (slurry) will gravitate to the tailings detoxification. Proposed tails detoxification is a three stage agitated reactor process where sodium metabisulphite is used to destroy cyanide in the presence of oxygen with copper sulphate as a catalyst. Air is blown to agitated detoxification tanks to supply the required oxygen.

The discharge from the third detoxification tank gravitates into the tailings sump from where the tailings are pumped to the tailings holding facility. Clarified water from the tailings facility is pumped back to the process water tank as tailings return water.

16.2.4.6	Acid Wash, Elution, Electrowinning, Regeneration, Smelting

Recovery of gold from carbon will be performed in sequence as acid washing, elution, electrowinning and smelting to produce gold in bullion form.

Loaded carbon from the first CIL tank will be pumped to a screen where the screen oversize (washed loaded carbon) will gravitate to the acid wash cone and the undersize (slurry) will report back to the first CIL.

Acid washing of carbon to remove any carbonates which would otherwise interfere with the adsorption capacity of carbon will be achieved through pumping dilute (3%) hydrochloric acid through the carbon bed in the acid wash cone and circulating back the solution to the acid wash tank until the pH exiting the acid wash column is low (between 1 and 3). This will be followed by pumping water to neutralize the acid until pH of 7 is attained.

The acid washed carbon will be transferred (by gravity as acid wash cone will be located above the elution column) into the elution column which will be sized at 18t of carbon. Elution will be achieved using the AARL method. Caustic and cyanide solution heating for the elution process will be pumped through a closed circuit diesel fired thermic oil heating system. Thermic oil will be heated by the diesel fired heaters (one working and one standby) and then pumped to the primary heat exchanger to transfer heat from the thermic oil to the solution feeding the column.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

This will be operated in closed circuit until exit temperatures of solution exiting the column have reached 120°C for the elution and then the solution will be directed to the electrowinning cells.

In order to ensure heat recovery the solution exiting the column will be passed through a reclaim heat exchanger which will ensure transfer of heat to fresh incoming elution feed prior to final heating in the primary heat exchanger.

Pregnant solution exiting the column will be directed to two one of the two pregnant solution tanks. Pregnant solution will be circulated through electrowinning cells from one of the two pregnant solution tanks while the other will be on standby to receive fresh pregnant solution from another elution. This allows elution and electrowinning to take place concurrently, allowing two strips to be conducted in a single day.

Eluted carbon from the of the elution column will be cooled and carbon from column hydraulically transferred to regeneration kiln hopper or direct to the last CIL tank if there are problems at the regeneration facility. Regeneration will be conducted at 900 kg/hr in a diesel fired regeneration kiln located on top of CIL tanks and once quenched and screened, the reactivated carbon will drop straight into the last CIL tank.

Pregnant solution from the pregnant holding tanks is circulated through the electrowinning cells where gold is deposited on the stainless steel cathodes of the six electrowinning cells operating in parallel, which are fed via a flash/header tank. Fully loaded cathodes will be periodically removed from the cell, washed off the gold sludge using high pressure washer, and the sludge calcined in an electric fired calcination furnace. The calcined sludge is then mixed with fluxes and loaded into a diesel fired smelting furnace. During smelting, metal oxides will form slag and once the furnace crucible contents are poured into cascading moulds, gold will solidify at the bottom while slag separates easily from the gold. The gold bullion(s) will be cleaned, labeled and ready for shipping.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.4.7	Reagents

Facilities to store, mix, store and distribute reagents and consumables will be allowed for in the design of the following:

•	Mill Balls

For ease of transportability, mill balls will be delivered in drums (200 L) and stored on a concrete lined open space ball storage bunker sufficient to one month storage. Grinding media balls will be charged to the mills using a 1 tonne ball bottom discharge skip and a 1 tonne electric hoist on a mono rail or alternatively the CIL tower crane.

•	Lime

Hydrated lime (65% available CaO) will be delivered to the mine in one tonne bags and will be pneumatically transferred to the lime silo. Lime addition to the conveyor feeding the SAG mill will be on a cascade loop where it will be ratio added to the instantaneous feed rate to the SAG Mill and once pH in the leach tank (as measured by a pH probe located in that tank) drops below 9.5, the addition rate will be ramped up to maximum until pH above 10 is obtained.

•	Cyanide

Cyanide will be delivered in one ton bulk bags. An electric hoist will be provided to lift the bags to a bag breaker during cyanide make up. Cyanide will be dissolved in raw water at a pH above 10.5 (achieved by adding caustic solution) in a mixing tank to achieve 20% sodium cyanide strength by weight. This will be transferred to a storage & dosing tank from where it will be pumped and distributed via a ring main to the Leach/CIL and elution areas.

Cyanide mixing and transfer is semi-automatic, requiring operator attention only when cyanide addition to the mixing tank is required.

Storage/Dosing tank capacity will be designed at 48 hour capacity.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

•	Caustic

Caustic soda pearls will be delivered in 1000 kg bags. The caustic tank will be for make up, storage and dosing purposes and will be designed to hold six days capacity. Caustic solution at strength of 20% by weight will be pumped intermittently to cyanide make up, elution and acid wash tanks as and when required.

•	Hydrochloric Acid

Hydrochloric acid (with 33% HCl strength) will be delivered in 1000L isotainers. Required amount of acid will be pumped from these drums using a drum pump to the acid wash tank to make up a dilute solution of 3% acid strength.

•	Diesel

Two diesel storage tanks will be provided, one servicing the smelting furnace and the other one for regeneration kiln and thermic oil heaters. The one for the smelting furnace will have a storage capacity of close to two months while the other one will be topped up every nine days.

16.2.4.8	Services

Plant services will include water and air. Three Compair compressors; Model L200, 750kPa compressors have been proposed for supply of plant air. Two compressors will be duty while the third will be standby. Ingersoll Rand compressor; Model TAS-11-7; 102m3/hr; 8bar; has been proposed for supply of instrument air.

16.2.4.9	Process Water

A process water tank located close to the processing plant will be used to supply process water to the plant. Overflow from the pre-leach thickener, clear return water pumped from the tailings facility and raw water top constitute process water.

Duty and standby low pressure high volume process water pumps will be provided for supplying water to the mills and gravity scalping screen dilution water.

A duty and standby set of high pressure pumps for spray water throughout the plant.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

A duty and standby set of high pressure pumps for hosing, carbon transport and elutriation water throughout the plant.

•	Raw Water

Raw water pumps (duty & standby) will be used to distribute water to the crusher and milling area for dust suppression, mill cooling water, reagent makeup water and vacuum pump water from the raw tank. The raw water pond will also supply water to the fire water system (a diesel fired pump).

Mill cooling water pumps (duty and standby) will provide water to the SAG and Ball Mills heat exchangers.

Gravity concentrator fluidising water requirements will be provided through use of dedicated pumps (duty & standby)

The raw water pond will also supply water to the fire water system (electric and diesel driven pumps).

Gland water pumps (duty & standby) will transfer raw water from the gland water tank to milling and tailings pumps.

•	Air

High pressure air requirements for instruments, plant general and CIL tanks will be supplied by a screw compressor. A refrigerant air drier and filters will be supplied in order to ensure that instrument air will be of good quality. A standby compressor will be supplied. The two compressors will be housed in a compressor shed.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.5	Infrastructure and Other Site Services

16.2.5.1	Site Access Roads

At present, it is assumed all plant and equipment will be shipped to the port of Mombasa in Kenya and then transported by road via Bukavu to the Twangiza site. The N2 road from Bukavu to Kasongo is currently being rebuilt by a private Chinese enterprise under a World Bank sponsored program. The N2 road will pass within 24 km of the Twangiza Project. A site access road will be constructed from N2 road to site including three bridges.

16.2.5.2	Plant site Roads

Plant site roads will be designed based on 6 metre widths and will be surfaced with granular materials. Drainage ditches and culverts will be placed in accordance with the site drainage requirements.

16.2.5.3	Security

The entire site will be surrounded with a 2 m high range fence in order to keep range animals out of the plant site. Access to the plant site will be restricted to one access at the main gate, which will include a gatehouse manned 24 hours per day.

A double security fence will be erected around the process plant.

16.2.5.4	Seismic Activity

SENET is aware of the seismic activity in the area of Twangiza. This has not been addressed in this report but will be fully addressed in the prefeasibility report stage.

16.2.6	Power Requirements

16.2.6.1	General

The electrical system will be sized to take into account the process loads of the process plant, ancillary building loads, including the workshop/warehouse, mine dry/canteen, administration buildings and the camp.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.6.2	Power Supply

A significant operating cost for the Twangiza project will be the power required to run the operations. It is recognised that on-site diesel generation is one option for power supply, but the remote location of the projects and uncertainty around the future price of oil, make this an expensive option. The sites are located in an area with high topographic relief and mean annual rainfall in the order of 1500 mm. Banro have recognised that hydropower generation near the project sites may be a possibility and through consultants, have been assessing the hydroelectric potential.

Knight Piésold Ltd of Vancouver, Canada carried out an initial assessment of the hydropower resources within the Twangiza Project area and a site visit was carried out by Jeremy Haile of Knight Piésold over the period January 30 to February 2, 2007. The initial findings of the regional hydropower assessment were presented in a “Report on Site Visit and Viability Assessment”, dated February 28, 2007.

In June 2007, SENET requested Knight Piesold to undertake a more focused assessment of stand-alone hydropower developments that would support mine developments at Namoya and Twangiza, and to provide capital and operating costs for use in a preliminary economic assessment.

For the purposes of this study, it has been assumed that it would be possible to install an 18 MW facility at Ulindi Site 2. This conceptual hydropower development would include the following components:

•	A diversion weir and intake structure located at the start of the rapids;
•	A low pressure tunnel on the right bank (looking downstream);
•	A surge chamber at the end of the low pressure tunnel;
•	A steel penstock leading from the surge chamber to the powerhouse;
•	A powerhouse housing the turbine generator equipment;
•	A switchyard;
•	A 55 km long 66 kV transmission line from the switchyard to the Twangiza Property.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

The estimated capital and operating costs for the Ulindi Site 2 hydropower facility and diesel power supply to the Twangiza Project, were estimated as follows and include contingencies:

Table 113:	Contingencies

Installed Capacity	18 MW
Capital Cost (US$ M) – 18 MW Hydropower	64.72
Capital Cost (US$ M) – 3.0 MW Diesel	3.0
Capital Cost (US$ M) – Total	67.72
Annual Operating Costs (US$/kWh)	0.017

It order to proceed with the assessment of hydropower as a viable alternative, and supplement to diesel power generation, Knight Piesold recommended that the following be initiated:

1.

Installation of accurate stream gauges and automatic dataloggers on the selected rivers at the areas of interest. The steam gauges have now been installed by Knight Piesold and are being read at regular intervals.

2.	Acquisition of detailed topography in the vicinity of the potential developments using LiDAR and proper ground control. The LiDAR survey has now been completed on the Twangiza Property.

3.	A regional hydrometeorological study to define precipitation, evaporation and runoff for the project area based on long-term data.

4.

A pre-feasibility study of the potential developments based on the more detailed information available from Items 1) and 2) above, and an updated estimate of the development sequence for the mining projects from Banro.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.6.3	Power Distribution

The 66 kV overhead power line from the hydro power plant will feed the 11 kV substation. The 11 kV substation will service a number of feeders that will feed to the step down transformers prior to distribution to particular MCC’s. Feeder to the mill will be at 11 kV or can be stepped down to 6.6 kV depending on the motors.

The process building and power system modules will generally include outdoor oil-filled transformers, motor control centres (MCC’s), power distribution centres (PDC’s), indoor dry-type transformers local circuitry 415 V, one-phase distribution panels and local control devices. All electrical distribution will be in cable trays using armour interlocked PVC coated cables.

The process and plant site ancillary facilities switchgear and electrical equipment will be installed in modular electrical rooms adjacent to or within their respective buildings where economically feasible.

In non-process areas, such as the administration building, dry/canteen, sewage treatment plant, fuel storage facility, water tanks and workshop complex, a combination of armoured-type cable and rigid galvanized steel conduit and wire system will be used in exposed areas.

Motor control centres will be complete with motor starters, contactors, disconnect switches, transformers, panels, circuit breakers and fuses.

16.2.6.4	Communications

Communications on site will be via a satellite telecommunications system.

16.2.7	Water Supply and Distribution

16.2.7.1	Water Storage and Distribution

Water will be drawn from the well fields that will service a day tank located in the field. Plant raw water will then be pumped from the day tank to the raw water pond. One raw water pond with a 28,000 m3 capacity, will be located in the plant and will supply water for the whole plant.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.7.2	Fire Water Distribution

There will be an electric and diesel powered fire water pumping system. The electric powered pump will be used in the event of a fire and the diesel pump will be a back up in case the MCC’s are on fire. A jockey pump will be provided to maintain the pressure in the fire water header during normal plant runs. An alarm will be sounded at the plant site for low system pressure.

The fire water system will consist of a buried fire water loop and hydrant system at the plant site and ancillary buildings and at the process plant. Hose cabinets will be placed at the fire hydrant locations and the system supplemented with portable fire extinguishers placed within the process facilities. The administration building and mine dry and canteen will have sprinkler systems.

16.2.7.3	Potable Water Distribution

Potable water will be supplied to the ancillary facilities at the plant site. Fresh water will be treated and stored in a lined, above-ground potable water storage tank adjacent to the fresh water tank.

Potable water treatment will consist of filtering and a hypochlorate addition system consisting of a small mix tank and a metering pump. The hypochlorinator will be located inside a container.

16.2.8	Sewage Collection and Treatment

The sewage collection treatment and disposal system at the plant site will be comprised of a buried gravity collection system from the ancillary facilities to the sewage treatment plant. The collection system will be comprised of buried PVC pipe and concrete manholes.

The sewage treatment plant effluent will be pumped to a tile field for below ground disposal. There will be no surface disposal to the environment.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.9	Fuel and Lubricant Storage and Distribution

Diesel will be delivered to site by road tankers and will be offloaded into the fuel farm from where it will be pumped to various areas of use on the mine.

Diesel fuel distribution will be limited to loading and unloading facilities and metering equipment at the diesel fuel tank.

Lubricants will be delivered to the site in drums. The drums will be stored in a secure area. The lubricants will be distributed to hose reels in the truck shop service bay with barrel pumps.

16.2.10.	Architectural Specifications

Local building materials will be utilized wherever practical and cost effective. Local buildings are primarily concrete and block work structures.

16.2.10.1	Workshop/Warehouse

The workshop will be a prefabricated concrete building with spread footing design.

The workshop will include two indoor mobile equipment repair bays equipped with an overhead travelling crane, a small vehicle repair bay and one outdoor wash bay equipped with high pressure water monitors and a sloped concrete pad to an oil/water separator. Also included are a machine shop and a welding shop. A two-storey annex is provided and will include a mechanical room housing a compressor, high pressure water and steam cleaning equipment, lubricant distribution pumps, electrical/instrumentation work areas and a tool crib. Offices for warehouse, maintenance and planning personnel will be provided on the second floor of the annex.

The warehouse will be located adjacent to the truck shop. The structure will include personnel access doors, and interior office area, manually operated service door and interior shelving. An outdoor secure storage area surrounded by a chain link fence will be included located between the warehouse and workshop.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.10.2	Administration Building

The administration building will be of a single-storey prefabricated panel construction. The panel construction is considered the least expensive alternative as these buildings can be efficiently transported to site in containers and assembled on a prepared concrete slab quickly and efficiently.

The administration building will include general areas for engineering, geology and administration personnel and offices for the general manager, mine manager, plant superintendent, administration superintendent, chief geologist, chief engineer and security chief.

16.2.10.3	Mine Dry and Canteen

The mine dry and canteen will be centrally located to the administration building and truck shop and be of single-storey construction. Prefabricated panel construction will be utilized for this structure with a slab on grade foundation.

In addition to the clean and dirty dry areas and canteen, the building will include offices for the mine general foreman, drilling/blasting foreman, shift supervisor, safety officer and first-air room on the ground floor.

16.2.10.4	Assay Laboratory

A fully equipped assay laboratory will be included on the plant site. The laboratory will perform daily analysis of mining and process samples. The laboratory will be a single-storey structure.

16.2.10.5	Miscellaneous Site Buildings

A main gatehouse will be located at the entrance to the plant site. This building will be a simple single-storey block work structure. An additional block work security shack will be located at the entrance to the process plant.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.2.10.6	Accommodation Buildings

A camp to accommodate up to 100 people will be constructed which will include housing facilities, kitchen and dining facilities, laundry, dedicated water treatment plant, sewage treatment and recreational facilities.

16.2	Operating Costs

Summary

The following operating costs for the first 7 years (open pit mining) and LOM for the Twangiza Project were estimated as part of the preliminary assessment:

Table 114:	Hydro Option
Summary of Operating Costs: Hydro Option

	7 Years		Life of Mine
	US$/t	US$/oz	US$/t	US$/oz
Mining	6.62	104.25	5.95	114.21
Processing	5.31	83.55	5.73	110.01
G & A	1.58	24.92	1.58	30.40
Refining	0.13	2.07	0.11	2.07
Total	13.64	214.79	13.37	256.69

Table 115:	Diesel Option
Summary of Operating Costs: Diesel Option

	7 Years		Life of Mine
	US$/t	US$/oz	US$/t	US$/oz
Mining	6.85	109.24	6.31	117.05
Processing	9.81	156.52	9.84	182.57
G & A	1.59	25.32	1.59	29.43
Refining	0.13	2.07	0.11	2.07
Total	18.37	293.16	17.85	331.12

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Basis of Estimates

Mining General: Direct mining costs were developed from the equipment requirements and the manpower requirements. The mine operating costs include all the parts, supplies and labour costs associated with mine supervision, operation and maintenance.

Blasting Supplies: Average drill hole spacing and hole diameters for the two basic materials were calculated for drilling. The spacing calculations were based upon the usage of an ANFO based explosive. A powder factor of 0.35 kg/tonne was estimated for ore and 0.30 kg/tonne for waste materials. An explosive cost of USD0.42 /kg (USD420 /tonne) was extracted from similar projects, and was utilised to develop the add-on costs for initiation and blasting.

Mining Major Equipment: The supplies required to operate, maintain and repair the major mobile equipment are a significant part of the total mining costs. These costs were derived from operating costs developed for each type of major equipment which form the drilling, loading, hauling, and auxiliary equipment cost centres. A summary of the parameters and assumptions used to establish the major equipment parts and consumables is as follows:

•

Estimated diesel fuel cost delivered to the mine was assumed to be USD 0.89 per litre. Fuel consumption for each piece of equipment was based on hourly fuel consumption tables. High load factors were used for the loading units and medium for other equipment.

•	Lubricant costs were derived from previous studies and SRK knowledge. Caterpillar information was utilised to assist in calculating the lubricant consumption rates.
•	Costs for tyres, drill bits, drill steel and wear parts were taken from recent project studies.
•

The equipment undercarriage and tyre lives are based upon the assumption that the host rocks will have a medium impact material and moderate in abrasiveness. Proper care and maintenance of the haul roads are also assumed.

Mining Labour Costs: Labour operating costs were derived from the calculated number of mine personnel, and the estimates for labour rates and fringe benefits as presented by Banro.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Plant Operating Labour: This was derived from first principles where the actual labour complement was drawn up and costs associated with each position estimated including payroll burden to cover such things as insurances, medicals and travel in the case of expatriates.

Plant Maintenance Labour: This was derived from first principles where the actual labour complement was drawn up and costs associated with each position estimated including payroll burden to cover such things as insurances, medicals and travel in the case of expatriates.

Plant Consumable Materials This was derived through a combination of projected reagent consumption, obtained from test work and delivered reagent costs.

Power: Knight Piesold determined the operating costs to be US$0.099 and US$0.23 per kWh for hydro and diesel options respectively. An average continuous monthly power consumption for process plant was determined by taking into account the power rating of each major equipment and the projected running times as outlined in the design criteria. The power costs were then determined by taking into account the costs determined by Knight Piesold and the calculated monthly kWh.

Plant Maintenance Costs and Supplies: This cost has been obtained by applying a 5% factor to the mechanical equipment cost.

Assay Costs: These have been assumed at US$1,100, 000 per annum which will cover all costs including grade control samples. This assumes that laboratory facilities will be sub-contracted.

General and Administration Costs: This caters for administration labour; which has been derived from first principles and a range of other costs associated with administration such as camp costs, office supplies, telephones, computers, safety supplies, clinic supplies, vehicles, insurance, head office, etc.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Administration Tax: An administration tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs.

16.3	Capital Costs

As part of the preliminary assessment, capital costs were estimated for the Twangiza Project and are summarized in this section. Capital costs were estimated by a number of independent consultants including:

•	SRK (Mining)
•	SENET (Plant, Infrastructure and Site Services)
•	Knight Piesold Ltd. (Power Plant)

The capital cost estimates as presented in Table 116 below have been split into two categories: initial and sustaining or ongoing capital costs. Initial capital is defined as the expenditure required to purchase mining mobile equipment for pre-stripping and Year 1 (inclusive), process plant and infrastructure. Any major capital expenditure occurring beyond the initial period, and including the purchase of new equipment, tailings upgrade and mine closure costs, has been defined as deferred capital and is included in the sustaining capital costs.

The Table 116 below gives a summary of the capital costs for the hydroelectric and diesel options The initial capital required of US$347.469 million (for the hydro plant option) is inclusive of contingencies of approximating US$42.423 million. The estimated initial capital cost for the diesel option of US$299.193 million is inclusive of contingencies of US$33.651 million. An administration tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital costs.

These capital costs do not take into account ongoing exploration, feasibility studies, financing or interest costs.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Table 116:	Twangiza Capital Cost Estimate Summary
Twangiza Capital Cost Estimate Summary

	HYDRO	DIESEL
Description	US$ 000	US$ 000
Mining Costs
Plant & Equipment	57,588	53,876
Haul Roads	4,563	4,563
Pre-strip	15,132	15,494
Other	1,386	1,386
Subtotal	78,670	75,319
Process Plant
Mechanical Equipment, Structural & Piping	57,307	57,307
Earthworks & Civils	14,287	14,287
Electrical & Instrumentation	7,899	7,899
Tailings Dam	5,441	5,441
Other	14,537	14,537
Subtotal	99,470	99,470
Infrastructure
Power Plant	54,840	24,073
Buildings & Accomodation Facilities	7,598	7,598
Access Road	6,510	6,510
Vehicles & Mobile Equipment	2,618	2,618
Other	1,452	1,452
Subtotal	73,019	42,252
Management
Owner’s Pre-production Costs	9,695	9,695
Others (EPCM, transport etc)	44,193	38,806
Subtotal	53,888	48,501

Contingency	42,423	33,651

Total Project Initial Capital Cost	347,469	299,193

Ongoing Capital	32,823	27,703

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Estimate Accuracy

The accuracy of the capital estimate is expected to be within ±25%, which is consistent with order of magnitude cost estimate.

Basis of Estimate

The estimate has been prepared based on the work break down structure and following methods used:

Mining Plant & Machinery: Assumed owner operated mining fleet. The mining equipment list was generated based on the tonnages to be processed, strip ratios, etc. and was used to develop the capital cost for the mine mobile equipment. Equipment replacements were included as necessary throughout the project life. The majority of quotes for the major mining units were based on SRK’s extensive prior knowledge and budget pricing. Unit costs for the mine support equipment were derived from a combination of manufacturer’s quotes and updated data available from current sources.

Mining Spares: An initial spares holding was estimated at 5% of the major mine equipment, and additionally a 5% administration tax has been included for foreign imports to the DRC.

Plant Mechanical Equipment: All plant major equipment was sized and costs were obtained by using a single check price from recognized suppliers.

Process Plant Earthworks and Civils: Off take quantities estimated from similar sized projects undertaken in house (SENET) and applied unit rates.

Structural Steel, Piping, Electricals, Instrumentation and Spares: Supply and installation was factored as a percentage of cost of mechanical equipment.

Installation Costs: Factors recently obtained from working on similar sized projects were applied.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Transportation: Estimate of tonnage to be shipped from point of purchase to site via Mombasa was made and estimated costs obtained from the shipping lines. In house knowledge gained (SENET) by working on similar projects was also used.

Power Plant: Expected plant power demand of 18 MW was generated by taking into account installed equipment power, running times, etc. and was submitted to Knight Piesold Ltd. for costing of the hydro electric and diesel generators. Knight Piesold estimated the hydroelectric power plant costs assuming that it will be located at the Ulindi Site 2 site. A 55 km long 66 kV transimission line from the Ulindi power plant switch yard to Twangiza will have to be installed and these costs formed part of the Knight Piesold estimate.

Camp/Accommodation Village & Site Buildings: The accommodation village cost estimate was based on staffing levels of 100 persons for expatriate and senior staff personnel using supply rates recently used on similar size camp facilities. The site buildings such as the warehouses, administration and plant offices was based on actual quantity take offs used on similar projects undertaken in house.

Plant First Fills: Actual quantities were calculated based on consumable consumption as determined in the laboratory and a quotation CIF Mombasa (Kenya) of these consumables was obtained from a supplier who is used to the DRC conditions.

The delivered reagents costs for the initial have been worked out from first principles taking into account the first fills and the required minimum stockholding.

Contingency: Contingencies used are shown in the detailed capital cost estimate table below. Where detailed quotes were obtained, contingencies were reduced.

Owners’ Preproduction Costs: These were derived by estimating costs associated with Banro’s costs during the construction period. These costs include pre-production build up in personnel

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

during the construction phase, consultants, airfares, security, compensation, Bukavu office, community relations and environmental compliance.

Sustaining Capital: Due to the relatively short life of mine it is envisaged that no major or ancillary units will require replacement during the completion of works. The replacement of minor support equipment is estimated on the useful life in years rather than on an accumulated hourly basis. Estimates for sustaining capital catered for the purchase of new mining equipment, tailings upgrade, rehabilitation and closure costs.

The Table 117 below gives a detailed breakdown of the capital cost estimate for the Twangiza Project.

Table 117: Detailed Breakdown

	HYDRO OPTION			DIESEL GEN SETS OPTION		
	Installed Costs US $	**Contingency** %	**Total** US $	**Installed Costs** US $	**Contingency** %	**Total** US $
Mining Costs						
Plant & Equipment	57,588,300	15%	66,226,545	53,875,800	15%	61,957,170
Haul Roads	4,563,000	15%	5,247,450	4,563,000	15%	5,247,450
Pre-strip	15,132,145	15%	17,401,967	15,494,044	15%	17,818,151
Other	1,386,400	15%	1,594,360	1,386,400	15%	1,594,360
Subtotal	*78,669,845*		*90,470,322*	*75,319,244*		*86,617,131*
Process Plant Direct Costs						
Machinery & Equipment	42,097,965	15%	48,412,660	42,097,965	10%	46,307,762
Earthworks	3,500,000	20%	4,200,000	3,500,000	20%	4,200,000
Civils	10,786,981	20%	12,944,377	10,786,981	20%	12,944,377
Structural Steel	6,016,830	15%	6,919,355	6,016,830	15%	6,919,355
Piping	9,192,047	20%	11,030,456	9,192,047	20%	11,030,456
Electrical & Instrumentation	7,899,146	15%	9,084,018	7,899,146	15%	9,084,018
Transportation	7,945,078	20%	9,534,094	7,945,078	20%	9,534,094
Tailings Dam	5,440,500	25%	6,800,625	5,440,500	25%	6,800,625
First Fill Reagents & Consumables	4,140,289	5%	4,347,303	4,140,289	5%	4,347,303
Spares	1,532,008	5%	1,608,608	1,532,008	5%	1,608,608
Vendor Services	919,205	10%	1,011,125	919,205	10%	1,011,125
Subtotal	*99,470,049*		*115,892,621*	*99,470,049*		*113,787,723*

187

	HYDRO OPTION			DIESEL GEN SETS OPTION		
	Installed Costs US $	**Contingency** %	**Total** US $	**Installed Costs** US $	**Contingency** %	**Total** US $
Infrastructure Costs						
Power Plant	53,778,751	20%	64,534,501	17,826,404	20%	21,391,685
Fuel Farm & First Fuel Fill	1,061,164	20%	1,273,396	6,247,038	20%	7,496,445
Boot Camp	146,768	0%	146,768	146,768	0%	146,768
Laboratory Building Only	346,154	15%	398,077	346,154	15%	398,077
Camp	4,000,000	10%	4,400,000	4,000,000	10%	4,400,000
Infrastructure Plant Buildings	3,105,154	15%	3,570,928	3,105,154	15%	3,570,928
Access Road	5,759,837	15%	6,623,812	5,759,837	15%	6,623,812
Process Plant Roads	750,000	5%	787,500	750,000	5%	787,500
Water Supply	750,000	20%	900,000	750,000	20%	900,000
Communications	250,000	5%	262,500	250,000	5%	262,500
Vehicles	618,462	5%	649,385	618,462	5%	649,385
Mobile Plant	2,000,000	5%	2,100,000	2,000,000	5%	2,100,000
Transport	452,284	15%	520,127	452,284	15%	520,127
Subtotal	*73,018,573*		*86,166,994*	*42,252,101*		*49,247,227*
Other						
Insurances	1,633,104	5%	1,714,759	1,406,207	5%	1,476,518
Administration Tax	8,333,224	0%	8,333,224	6,683,089	0%	6,683,089
Subtotal	*9,966,328*		*10,047,983*	*8,089,296*		*8,159,606*
Management Costs						
EPCM	34,226,528	0%	34,226,528	30,716,838	0%	30,716,838
Owner's Costs	9,695,040	10%	10,664,544	9,695,040	10%	10,664,544
Subtotal	*43,921,568*		*44,891,072*	*40,411,878*		*41,381,382*
TOTAL INITIAL CAPEX ESTIMATE	**305,046,363**		**347,468,992**	**265,542,568**		**299,193,070**
Sustaining Capital						
Tailings Dam	12,758,850			10,635,765		
Closure Costs	5,000,000			4,000,000		
Mining	15,064,071			13,066,803		
Subtotal	*32,822,921*			*27,702,568*		

188

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.5	Economic Model and Financial Anaylsis

As part of the preliminary assessment, cash flow economic valuation models were undertaken for the Twangiza Project based on the mineral resources (Measured, Indicated and Inferred Mineral Resources) and mine and plant processing schedules with associated capital and operating costs.

The financial analysis takes into account the favourable fiscal aspects of the Mining Convention governing the Twangiza Project, which includes 100% equity interest, no royalties on sales and a 10 year tax holiday from the start of production.

Model Assumptions: The assumptions used in the financial analysis are given in the Table 118 below. The initial capital costs are inclusive of contingency.

Table 118:	Initial Capital Costs
Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Gold Price	US$/oz	600	600
Discount Rate	%	5%	5%
Life of Mine after pre-production	Years	13	11
Oxides LoM Tonnage	t	20,251,636	19,361,597
Oxides LoM Grade	g/t Au	2.49	2.49
Oxides Recovery	%	91.0%	91.0%
Transition-FP LoM Tonnage	t	6,389,376	5,644,887
Transition- FP LoM Grade	g/t Au	2.58	2.54
Transition- FP LoM Recovery	%	84%	84%
Transition-CMS LoM Tonnage	t	5,164,548	4,886,450
Transition- CMS LoM Grade	g/t Au	2.91	2.89
Transition- CMS LoM Recovery	%	38%	38%
Fresh- FP LoM Tonnage	t	14,016,303	10,511,452
Fresh -FP LoM Grade	g/t Au	1.53	1.53
Fresh-FP LoM Recovery	%	90%	90%
Fresh- CMS LoM Tonnage	t	17,339,827	11,461,992
Fresh -CMS LoM Grade	g/t Au	1.83	1.85
Fresh-CMS LoM Recovery	%	54%	54%
Stockpile Tonnage	t	1,837,025	3,013,077
Stockpile Grade	g/t Au	2.59	2.33
Stockpile Recovery	%	72%	70%
Royalty	%	n/a	n/a
Tax Rate	%	5 % on imports	5 % on imports
Initial Capital Costs	US$ 000	347,469	299,193
Sustaining Capital	US$ 000	32,823	27,703
Fixed Equipment Capital resale	%	10%	10%
Hydro Equipment Capital resale	%	30%	n/a

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Financial Analysis Results

The Table 119 below summarizes the financial analysis for both the hydroelectric (HEP) and diesel options.

Table 119:	Summary of Financial Analysis
Summary of Financial Analysis
		HEP	Diesel
Gold Annual Production- First 7 years	oz	317,502	312,526
Gold Annual Production- LoM	oz	260,336	268,899
Cash Operating Costs - First 7 years	US$/oz	215	293
Cash Operating Costs - LoM	US$/oz	257	331
Post Tax NPV at discount rate of 5%	US$ million	511	312
IRR	%	33.4%	29.1%
Payback time	years	2.6	2.7
Project net cash flow after tax and capex	US$ million	791	480

Project Life Cash Flow

The project cash flows in Tables 120 and 121 by year for each option

Table 120: Cash Flow Summary: Hep Option

Revenue	**Unit**	**LOM Totals**	**Pre-production**	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**Year 7**	**Year 8**	**Year 9**	**Year 10**	**Year 11**	**Year 12**	**Year 13**
Gold Production	oz	3,384,372		355,474	334,519	351,538	344,225	321,935	269,659	245,164	219,776	221,054	186,382	189,278	176,656	168,710
Gold Price	US$/oz	600		600	600	600	600	600	600	600	600	600	600	600	600	600
Revenue	*US$ 000*	2,030,623		213,285	200,711	210,923	206,535	193,161	161,796	147,099	131,866	132,633	111,829	*113,567*	*105,994*	*101,226*
Operating Costs																
Mining	US$ 000	386,533		37,698	38,129	36,312	37,640	30,083	25,532	26,295	28,194	27,139	26,961	25,010	23,777	23,762
Plant	US$ 000	372,305		24,950	21,965	23,808	27,396	28,063	29,318	30,187	30,957	26,233	32,291	32,379	32,376	32,383
G & A	US$ 000	102,878		7,914	7,914	7,914	7,914	7,914	7,914	7,914	7,914	7,914	7,914	7,914	7,914	7,914
Total Opex	*US$ 000*	861,716		70,561	68,008	68,033	72,950	66,060	62,764	64,396	67,065	61,286	67,165	*65,303*	*64,066*	*64,059*
Royalties & Refining Charges																
Refining Charges	US$/oz	2.07		2.07	2.07	2.07	2.07	2.07	2.07	2.07	2.07	2.07	2.07	2.07	2.07	2.07
Refining Charges	US$ 000	7,006		736	692	728	713	666	558	507	455	458	386	392	366	349
Total Cash Costs	US$ 000	868,722		71,297	68,701	68,761	73,662	66,726	63,322	64,903	67,520	61,743	67,551	65,694	64,432	64,408
Total Cash Costs	US$/oz	257		200.57	205.37	195.60	213.99	207.27	234.82	264.73	307.22	279.31	362.43	347.08	364.73	381.77
Cashflow																
Operating Profit/(Loss)	US$ 000	1,161,901		141,987	132,011	142,162	132,873	126,435	98,474	82,195	64,346	70,889	44,278	47,872	41,562	36,818
Less:																
- Construction Capital	US$ 000	(347,469)	(347,469)													
- Sustaining Capital	US$ 000	(32,823)		(5,704)	(2,359)	(6,899)	(81)	(862)	(1,665)	(81)	(2,248)	(4,893)	(1,901)	(2,550)	(581)	(3,000)
Add: Plant Residual Value	US$ 000	19,466														19,466
Taxation/Admin Fee	US$ 000	(10,197)		(589)	(519)	(612)	(756)	(747)	(835)	(777)	(817)	(789)	(831)	(965)	(826)	(1,134)
Project Cashflow after Tax	**(US$'000)**	**790,878**	**(347,469)**	**135,695**	**129,133**	**134,650**	**132,036**	**124,826**	**95,974**	**81,337**	**61,281**	**65,208**	**41,546**	**44,357**	**40,155**	**52,150**
Project Cumulative Cashflow after Tax	**(US$'000)**		**(347,469)**	**(211,774)**	**(82,641)**	**52,008**	**184,044**	**308,870**	**404,844**	**486,181**	**547,462**	**612,670**	**654,216**	**698,573**	**738,729**	**790,878**

191

NI 43-101 TECHNICAL REPORT

Table 121: Cash Flow Summary: Diesel Option

Revenue		**LOM Totals**	**Pre-Production**	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**Year 7**	**Year 8**	**Year 9**	**Year 10**	**Year 11**
Gold Production	oz	2,957,894		355,474	335,738	344,447	328,219	313,838	267,586	242,378	202,864	192,685	189,166	185,498
Gold Price	US$/oz	600		600	600	600	600	600	600	600	600	600	600	600
Revenue	*US$ 000*	1,774,737		213,285	201,443	206,668	196,932	188,303	160,552	145,427	121,718	115,611	*113,500*	*111,299*
Operating Costs														
Mining	US$ 000	346,226		38,888	39,249	37,241	38,467	31,037	26,980	27,131	27,727	27,775	26,029	25,704
Plant	US$ 000	540,026		48,000	42,430	44,253	50,805	51,090	52,384	53,454	54,408	44,657	55,394	43,151
G & A	US$ 000	87,050		7,914	7,914	7,914	7,914	7,914	7,914	7,914	7,914	7,914	7,914	7,914
Total Opex	*US$ 000*	973,302		94,801	89,593	89,408	97,186	90,040	87,277	88,499	90,048	80,346	*89,336*	*76,768*
Royalties & Refining Charges														
Refining Charges	US$/oz	2.07		2.07	2.07	2.07	2.07	2.07	2.07	2.07	2.07	2.07	2.07	2.07
Refining Charges	US$ 000	6,123		736	695	713	679	650	554	502	420	399	392	384
Total Cash Costs	US$ 000	979,425		95,537	90,288	90,121	97,865	90,690	87,831	89,001	90,468	80,745	89,727	77,152
Total Cash Costs	US$/oz	331		268.76	268.92	261.64	298.17	288.97	328.24	367.20	445.95	419.05	474.33	415.92
Cashflow														
Operating Profit/(Loss)	US$ 000	795,312		117,748	111,155	116,548	99,066	97,613	72,721	56,425	31,251	34,866	23,772	34,147
Less:														
- Construction Capital	US$ 000	(299,193)	(299,193)											
- Sustaining Capital	US$ 000	(27,703)		(4,816)	(5,072)	(6,000)	(524)	(511)	(1,434)	(1,586)	(3,187)	(1,504)	(568)	(2,500)
Add: Plant Residual Value	US$ 000	19,466												19,466
Taxation/Admin Fee	US$ 000	(8,086)		(589)	(521)	(608)	(760)	(751)	(800)	(827)	(806)	(842)	(812)	(770)
Project Cashflow after Tax	**(US$'000)**	**479,796**	**(299,193)**	**112,343**	**105,563**	**109,939**	**97,783**	**96,351**	**70,486**	**54,012**	**27,258**	**32,520**	**22,391**	**50,343**
Project Cumulative Cashflow after Tax	**(US$'000)**		**(299,193)**	**(186,850)**	**(81,287)**	**28,652**	**126,434**	**222,786**	**293,272**	**347,284**	**374,542**	**407,062**	**429,453**	**479,796**

192

16.6 Sensitivity Analysis

Sensitivity analysis was performed on the after tax profits by varying the following:

Gold Price: US$/oz: 550- 650

Capex: +10 and -10%

Opex: +10 and -10%

The results of the sensitivities are shown in the Table 122 below.

Gold Price Sensitivities- HEP Option

Gold Price	IRR	NPV US$ million		
US$/oz	%	0%	5%	10%
550	28%	622	389	238
600	33%	791	511	330
650	39%	960	632	422

Gold Price Sensitivities- Diesel Option

Gold Price	IRR	NPV US$ million		
US$/oz	%	0%	5%	10%
550	22%	332	202	115
600	29%	480	312	200
650	36%	628	423	285

CAPEX - HEP Option

CAPEX Change	IRR	NPV US$ million		
%	%	0%	5%	10%
-10 %	38%	829	546	363
+10%	29%	753	475	297

CAPEX - Diesel Option

CAPEX Change	IRR	NPV US$ million		
%	%	0%	5%	10%
-10 %	34%	512	343	229
+10%	25%	447	282	171

OPEX- HEP Option

OPEX Change	IRR	NPV US$ million		
%	%	0%	5%	10%
-10 %	36%	878	571	374
+10%	31%	704	450	286

OPEX- Diesel Option

OPEX Change	IRR	NPV US$ million		
%	%	0%	5%	10%
-10 %	33%	578	383	253
+10%	25%	382	242	146

193

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

16.7	Tailings Dam

Tailings dam design and costing has not been done in the preliminary assessment but will be addressed in the prefeasibility report. However valley fill is considered as an option.

17.	INTERPRETATION AND CONCLUSIONS

The historical and recent data collated for the Twangiza Property indicate good potential for further increasing the already established multi-million ounce gold resource, associated with the Proterozoic sediments of the Kibaran Metallogenic Province (KMP). This class of gold deposit has been recognised in many parts of the world, and is known to have the potential for hosting world-class resources.

The sediments at the Twangiza deposit have been folded into a tight upright fold with feldspar porphyry intruding along the limbs of the fold as sills. The feldspar porphyry intrusives appear to have undergone brittle deformation prior to the mineralizing hydrothermal event, most likely when the sediments were folded. Structures and mineralized hydrothermal fluids are believed to have exploited the contact between the feldspar porphyry intrusives and sediments.

The upright tightly folded anticlines have been affected by a cross-folding resulting in a dome and basin fold pattern. Twangiza is believed to represent a domal feature as mineralization appears to plunge both to the north and south.

The mineralization controls are interpreted to be:

•	Lithological, with the brittle and more chemically reactive feldspar porphyry intrusives hosting the majority of the mineralization. Mineralization is hosted in the sediments but to a lesser extent.

•

Folding in that the intrusives appear to have been emplaced prior to the folding as they are folded themselves. The folding has resulted in brittle deformation of the intrusives which has resulted in a favourable plumbing system.

•	Shearing, with the contact between the sediments and intrusives being sheared resulting in favourable fluid path.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Based on drilling done in 1997-1998 CME, for Banro, estimated mineral resources at Twangiza was as follows:

•	Measured Resource of 2.60 million tonnes, grading at 3.02 g/t Au, using a cut-off grade of 1.0 g/t Au.
•	Indicated Resource of 27.79 million tonnes, grading at 1.95 g/t Au, using a cut-off grade of 1.0 g/t Au.
•	Inferred Resource of 19.2 million tonnes, grading 1.90 g/t Au, using a cut-off grade of 1.0 g/t Au.

Banro commenced exploration at Twangiza again in mid-October 2005 after the Congolese authorities gained control of the region. The objectives of the exploration programme were:

•	Elevating the Inferred Resources to the Indicated category;
•	Testing the extensions of the known Twangiza mineralization; and
•	Locating and assessing new mineralized zones.

By October 2006, soil geochemistry and trenching had indicated a significant extension, of at least 3,200 metres, of the known Twangiza deposit. Geological mapping of trenches and artisanal workings indicate that the geological setting and controls of mineralization are the same as those of the known Twangiza deposit.

Based on drilling completed up to September 2006, Banro announced in September 2006 the following updated mineral resource estimates for Twangiza:

•	Measured Resource of 0.54 million ounces based on 4.80 million tonnes, grading at 3.50 g/t Au, using a cut-off grade of 1.0 g/t Au.

•	Indicated Resource of 1.48 million ounces based on 16.79 million tonnes, grading at 2.75 g/t Au, using a cut-off grade of 1.0 g/t Au.

•	Inferred Resource of 3.88 million ounces of gold, based on 62.33 million tonnes, grading 1.93 g/t Au, using a cut-off grade of 1.0 g/t Au.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

In January 2007, following the completion of the second phase of drilling, Banro announced further updated mineral resource estimates for Twangiza. The January 2007 mineral resource estimates were as follows:

•	Measured Resource of 0.955 million ounces based on 9.926 million tonnes, grading at 2.99 g/t Au, using a cut-off grade of 1.0 g/t Au.

•	Indicated Resource of 2.053 million ounces based on 29.303 million tonnes, grading at 2.18 g/t Au, using a cut-off grade of 1.0 g/t Au.

•	Inferred Resource of 2.501 million ounces of gold, based on 42.119 million tonnes, grading 1.85 g/t Au, using a cut-off grade of 1.0 g/t Au.

Furthermore, the Inferred Mineral Resource reported from the “Valley Fill” material at a 1.0 g/t Au cut-off is 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

In June 2007, following the completion of the third phase of drilling, Banro announced updated mineral resource estimates for Twangiza Main and the newly discovered Twangiza North deposits. The current mineral resource estimates for Twangiza are as follows:

•	Measured Resource of 1.313 million ounces based on 14.510 million tonnes, grading at 2.82 g/t Au, using a cut-off grade of 1.0 g/t Au.

•	Indicated Resource of 1.832 million ounces based on 31.460 million tonnes, grading at 1.81 g/t Au, using a cut-off grade of 1.0 g/t Au.

•	Inferred Resource of 3.088 million ounces of gold, based on 47.474 million tonnes, grading 2.02 g/t Au, using a cut-off grade of 1.0 g/t Au.

The increase in contained gold in the high confidence resources is very encouraging and gives a clear scope and direction for the project.

The field exploration work undertaken from mid-October 2005 to date is compliant with NI 43–101. The current mineral resource estimates conform to the reporting standards of NI 43–101.

A preliminary economic assessment of the Twangiza Project was completed in July 2007 and the results are summarized in this report. Pit optimizations and Mining studies were undertaken on

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

the Measured, Indicated and Inferred Mineral Resources from which mining schedules were estimated. Results from metallurgical testwork of the various ore types at Twangiza were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet. Infrastructural and site services were estimated for the Project together with hydroelectric and diesel power alternatives.

An economic model and financial analysis of Twangiza was undertaken based on the following assumptions in Table 123 below:

Table 123: Economic Model And Financial Analysis
Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Gold Price	US$/oz	600	600
Discount Rate	%	5%	5%
Life of Mine after pre-production	Years	13	11
Oxides LoM Tonnage	t	20,251,636	19,361,597
Oxides LoM Grade	g/t Au	2.49	2.49
Oxides Recovery	%	91.0%	91.0%
Transition-FP LoM Tonnage	t	6,389,376	5,644,887
Transition- FP LoM Grade	g/t Au	2.58	2.54
Transition- FP LoM Recovery	%	84%	84%
Transition-CMS LoM Tonnage	t	5,164,548	4,886,450
Transition- CMS LoM Grade	g/t Au	2.91	2.89
Transition- CMS LoM Recovery	%	38%	38%
Fresh- FP LoM Tonnage	t	14,016,303	10,511,452
Fresh -FP LoM Grade	g/t Au	1.53	1.53
Fresh-FP LoM Recovery	%	90%	90%
Fresh- CMS LoM Tonnage	t	17,339,827	11,461,992
Fresh -CMS LoM Grade	g/t Au	1.83	1.85
Fresh-CMS LoM Recovery	%	54%	54%
Stockpile Tonnage	t	1,837,025	3,013,077
Stockpile Grade	g/t Au	2.59	2.33
Stockpile Recovery	%	72%	70%
Royalty	%	n/a	n/a
Tax Rate	%	5 % on imports	5 % on imports
Initial Capital Costs	US$ 000	347,469	299,193
Sustaining Capital	US$ 000	32,823	27,703
Fixed Equipment Capital resale	%	10%	10%
Hydro Equipment Capital resale	%	30%	n/a

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

The results of the financial analysis for the Twangiza hydroelectric and diesel options are summarized in Table 124 below:

Table 124:	Summary of Financial Analysis
Summary of Financial Analysis
		Hydroelectric	Diesel
Gold Annual Production- First 7 years	oz	317,502	312,526
Gold Annual Production- LoM	oz	260,336	268,899
Cash Operating Costs - First 7 years	US$/oz	215	293
Cash Operating Costs - LoM	US$/oz	257	331
Post Tax NPV at discount rate of 5%	US$ million	511	312
IRR	%	33.4%	29.1%
Payback time	years	2.6	2.7
Project net cash flow after tax and capex	US$ million	791	480

The results of the preliminary assessment of the Twangiza Project are encouraging and warrant the progression of the Twangiza Project to the pre-feasibility study stage.

18.	RECOMMENDATIONS

It is recommended that the exploration programmed at Twangiza for the rest of 2007 should focus on the following:

•	Continue with regional exploration to define known mineralization as well as identify new targets.
•	Diamond drilling to test soil geochemical anomalies in order to generate additional Indicated and Inferred Mineral Resources.
•	Infill diamond drilling to obtain sufficient information for moving the Inferred Resources to the Indicated category and Indicated Resources to the Measured category.
•	Refine the geological model and update the resource model, and subsequently convert the mineral resources to mineral reserves on completion of optimized pit designs.
•

Completion of a pre-feasibility study to provide increased confidence on the economic viability of the Twangiza Project. For completion of the pre-feasibility study, the following will need to be undertaken in addition to the infill drilling:

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

•	Geotechnical drilling to better assess pit slope stabilities for the proposed open pits.
•

Additional metallurgical testwork to further define the chemical and physical characteristics of the various ore material types in order to optimise plant recoveries and further define the processing plant flowsheet.

•	Select preferred tailings site location and undertake initial geotechnical assessment.
•	Select preferred plant and other plant infrastructure sites (i.e. access roads, haul roads, waste dumps, and accommodation village).

•	Undertake a pre-feasibility study on the hydroelectric potential for the Twangiza Project.
•	Further define access and transportation routes.
•	Complete a pre-feasibility Environmental and Social Impact Assessment for the Twangiza Project.
•	Further define capital and operating costs and reduce contingency costs.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

19.	BUDGET

The budget for the Twangiza Project for 2007 is US$13,226,673 (Table 125). A total of US$5,709,600 has been assigned to drilling which accounts for approximately 43% of the total budget.

Table 125:	Twangiza Project Budget – 2007
CAPITAL EXPENDITURES	US$

OFFICE	5,000
FIELD CAMPS	35,000
REMOTE SENSING	2,000
TOTAL CAPITAL EXPENDITURES	42,000

OPERATING EXPENDITURES

FIELD CAMPS/HOUSES	200,700
GEOPHYSICS	290,200
REMOTE SENSING	91,400
SURVEYING	3,600
GEOCHEMISTRY	986,400
GEOLOGY	614,400
DRILLING	5,709,600
FEASIBILITY STUDIES	1,440,000
PROFESSIONAL FEES	1,200
BUSINESS PROMOTION	64,600
TRAVEL & SUBSISTENCE	2,076,000
OFFICE EXPENSES	10,200
COMMUNICATION	15,600
LOCAL SALARIES	137,600
EXPATRIATE SALARIES	254,400
RECRUITMENT & TRAINING	19,600
VEHICLES	111,000
SECURITY	367,200
TOTAL OPERATING EXPENDITURES	12,393,700

BUKAVU/ KINSHASA ADMIN. SUPPORT	790,973

TOTAL BUDGET	13,226,673

The actual expenditures incurred at Twangiza during 2007 will be dependent on the exploration results achieved during 2007.

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

20.	REFERENCES

Charter Consolidated Limited. 1975. Twangiza Gold Project, Economic Assessment.

Naas, C.O., 2003.	Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo for Banro Corporation by CME Consulting Ltd.

Skead, M. B., March 2006.	NI 43-101 Technical Report, Twangiza Project, South Kivu, Province, Democratic Republic of the Congo.

Skead, M. B., Nov., 2006.	Third NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo.

Skead, M. B., March., 2007.	Fourth NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo.

Report on Hydroelectric Power Supply for Namoya and Twangiza Projects, DRC; Ref No. VA303-86/1-2 dated 7 June 2007.

SGS Report Metallurgical Testwork Ref No.: MET REPORT 07/U82/TWAN

Standards

The following standards and specifications were adhered to:-

•	National Instrument 43-101, including Form 43-101F1

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

21.	DATE AND SIGNATURE PAGE

The “qualified persons” (within the meaning of NI 43-101) for the purposes of this report are Martin Pittuck of SRK, Gordon Cunningham of SENET and Daniel Bansah of Banro. The effective date of this report is September 13, 2007.

Signed the 13th day of September, 2007.

(signed) “Martin Pittuck”

Martin Pittuck

Principal Resource Geologist

SRK Consulting (UK) Limited

(signed) “Gordon Cunningham”

Gordon Cunningham

Consulting Principal Process Engineer

SENET

(signed) “Daniel Bansah”

Daniel Bansah

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

22.    CERTIFICATES OF QUALIFIED PERSONS

I, Martin Pittuck, BSc, MSc, C.Eng, MIMMM, do hereby certify that:

1.	I am a Principal Resource Geologist with SRK Consulting (UK) Limited, Churchill House, Churchill Way, Cardiff, CF10 2HH, United Kingdom.

2.	I graduated with a BSc in Geochemistry from Royal Holloway, University of London in 1993 and with an MSc in Mineral Resources from Cardiff College, University of Wales in 1995.

3.	I am a registered professional member of the Institute of Materials, Minerals and Mining and I became a Chartered Engineer in 2003.

4.

I have over 12 years experience in the appraisal of mineral projects, specializing in resource and reserve estimation and management of multiple technical disciplines that affect the financial appraisal of potential or operating mines. I have undertaken such work on several similar open pit gold mine projects in Africa.

5.

I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”). I am responsible for supervising the preparation of item 16.1 (the mining section) of the technical report dated September 13, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” (the “Report”).

6.

My most recent personal inspection of the Twangiza Project was on October 11, 2006. I have acted as an independent consultant to Banro Corporation since initial data compilation in 1988, through preparation of independent technical reports and through reviewing and advising on technical issues.

7.	I am independent of Banro Corporation as described in section 1.4 of NI 43-101.

8.	I have read NI 43-101 and the Report has been prepared to the best of my knowledge in compliance with NI 43-101.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

DATED the 13th day of September, 2007.

(signed) “Martin Pittuck”

Martin Pittuck, BSc, MSc, C.Eng, MIMMM

Principal Resource Geologist

SRK Consulting (UK) Limited

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Certificate of Qualified Person

I, Gordon Cuningham, do hereby certify that:

1.	I am a metallurgical and infrastructure consultant with SENET, MODDER House, No. 1 High Road, Modder Crest Office Park, Modderfontein 1610, Gauteng, South Africa.

2.	I graduated with a Bachelor of Chemical Engineering from University of Queensland in 1975.

3.

I am a registered Professional Engineer with the Engineering Council of South Africa (Pr.Eng ECSA) and a Fellow of the South African Institute of Mining and Metallurgy (FSAIMM). I have worked as a process engineer since 1975, with 20 years in metallurgical production (gold, base metals, platinum group metals, coal, tin, zinc) and 15 years in consulting to the mining industry with regard to metallurgical processing and general mine infrastructure.

4.

I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”). I am responsible for each of the sections of the technical report dated September 13, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” (the “Report”), other than sections 1 to 13, 15 (geology) & 16.1 (mining section).

5.

I have visited the Twangiza exploration site and viewed selected available drill core on September 7, 2007. I have also visited the sample preparation facility in Bukavu, DRC and the SGS Lakefield facility in Johannesburg, South Africa. I have reviewed the metallurgical reports and I am satisfied with the internal controls and the interpretation of the data so generated.

6.	I am independent of Banro Corporation as described in section 1.4 of NI 43-101.

7.	I have had no prior involvement with the property that is the subject of the Report.

8.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

DATED the 13th day of September, 2007.

(signed) “Gordon Cunningham”

Gordon Cunningham, B.Eng (Chem)

Consulting Principal Process Engineer

SENET

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Certificate of Qualified Person

I, Daniel Kenneth Bansah, do hereby certify that:

1.	I am Vice President, Exploration of Banro Corporation (“Banro”). I reside at House # 8 Adjiringanor, East Legon, Accra, Ghana.

2.

I am a graduate of University of Science and Technology, School of Mines, Ghana with a degree in Geological Engineering (1988). I also have an MSc Degree with Distinction from the University of Leicester United Kingdom, in Mineral Exploration (1998). I have practiced my profession since 1988.

3.	I am a member in good standing of the Australasian Institute of Mining and Metallurgy (Membership Number 208213) and a member of the Ghana Institute of Geoscientists.

4.	I have over 19 years experience with precious metal deposits and resource estimation techniques.

5.

I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”). I am responsible for items 1 to 13 and item 15 of the technical report dated September 13, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” (the “Report”).

6.

I have worked on Banro’s Twangiza project as an employee of Banro since October 2005 to the date of this certificate and I have reviewed geological, mineralogical and metallurgical reports in Banro’s library. I have personally visited the property on many occasions with the last visit on September 9, 2007.

7.	I am not independent of Banro as described in section 1.4 of NI 43-101 by virtue of being Vice President, Exploration of Banro.

8.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

DATED the 13th day of September, 2007.

(signed) “Daniel Kenneth Bansah”

Daniel Kenneth Bansah

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

N
MEDITERRANEAN SEA
TUNISIA
MOROCCO
ALGERIA
LIBYA
EGYPT
RED SEA
TROPIC OF CANCER
MAURITANIA
MALI
NIGER
CHAD
SUDAN
ERITREA
DJIBOUTI
SENEGAL
GAMBIA
GUINEA
GUINEA BISSAU
SIERRA LEONE
LIBERIA
IVORY COAST
GHANA
BURKINA FASO
NIGERIA
CENTRAL AFRICAN REPUBLIC
ETHIOPIA
SOMALIA
CAMEROON
EQUATOR
EQUATORIAL GUINEA
GABON
CONGO
UGANDA
KENYA
Goma
Bukavu
Kalima
Twangiza
Kamituga
RWANDA
BURUNDI
Kinshasa
Matadi
TANZANIA
ATLANTIC OCEAN
LUBUMBASHI
DEMOCRATIC REPUBLIC OF CONGO
ANGOLA
MALAWI
INDIAN OCEAN
ZAMBIA
ZIMBABWE
MOZAMBIQUE
BOTSWANA
TROPIC OF CAPRICORN
NAMIBIA
SWAZILAND
SOUTH AFRICA
LESOTHO

0 500 1000 1500
Kilometres

BANRO CORPORATION

AFRICA LOCALITY PLAN

TWANGIZA PROJECT | **JUNE 2007**

Figure 1

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

N
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
CONGO
GABON
UGANDA
TANZANIA
ANGOLA
ZAMBIA
ATLANTIC OCEAN
Bondo
Gemena
Lisala
Wamba
Bunia
Kisangani
Kasese
Lubero
Mbandaka
Franceville
Goma
Bukavu
Twangiza
Namoya
Kalole
Kindu
Lodja
Bandundu
Brazzaville
Kinshasa
Kikwit
Lubefu
Lubao
Kananga
Kabinda
Kabalo
Matadi
Tshikapa
Lucapa
Kolwezi
Likasi
Lubumbashi

0 250 500
Kilometres

BANRO CORPORATION

LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF CONGO

BANRO PROJECTS	**JUNE 2007**

Figure 2

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

N
28°00'E
28°30'E
Kingulube
Shabunda
PE 68
PE 40
PE 44
TWANGIZA
PERMITS
PE 41
PE 43
PE 42
PE 39
PE 36
Kamituga
Mwenga
3°00'S
3°00'S
PE 37
KAMITUGA
PERMITS
PE 2601
PE 238
PE 38
LUGUSHWA
PERMITS
Itula
3°30'S
3°30'S
Nzingu
Kalole
NAMOYA
PERMIT
PE 18
4°00'S
27°30'E
28°00'E
28°30'E

0 50
Kilometres

BANRO CORPORATION

EXPLOITATION PERMIT LOCATIONS

BANRO PROJECTS	**JUNE 2007**

Figure 3

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

N
PE 68
Luntukulu
PE 44
PE 40
Kakono
Bugoy
M'Chitera
Gombo
Mufwa
Lukuguma
Kashegeshe
Lukungurhi
Tshonob
Mushege
Mushege
Muhona
Twangiza Deposit
PE 41
Kasika
PE 43
PE 42
Mwenga
0
10
Kilometres

LEGEND

- Rivers
- Main Roads and Towns
- Property Boundary
- Soil Grid Outline
- PE 42 Eploitation Permit Number
- Deposit Location and Name

BANRO CORPORATION

MAP OF THE TWANGIZA PROPERTY

TWANGIZA PROJECT	JUNE 2007

Figure 4

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

N
691000E
693000E
695000E
9686000N
9684000N
9682000N
0.49
Kagohwa
Katuba
Lukugurha
0.25
Chikunda 0.90
Kasima 1.08
Kashegeshe 2.23
Kadumwa
5.43 / 2m
Chirabu
15.43 / 2m
Karhungulu
Kichirangoko
TWT7
Namihini East
2.58 / 10m
Namihini 3.29 / 10m
Kabinugu 4.61
Kishimpafe 18.48
Kahimbi 54.79
Lukungurhi 8.55
TWT3
TWT6
Muhona 3.22
TWT5
Gakero
0.81
TWT2
TWT1
GAKERO SYNCLINE
30°
2°
BASE LINE ORIGIN
Twangiza
4.36
PROPOSED GRID OUTLINE
Ludurhiro
TWANGIZA ANTICLINE
0
1000
Metres
Maimai (off map)
3.34
52°
LEGEND
Shear Zone
Feldspar Porphyry
Mafic Porphyry
Siltstone, shale
Mudstone and shale
Conglomerate
Rivers
Roads
Faults
Contact, defined, inferred
Gold Showing/Workings
Anticline/Syncline Axis with Plunge Direction
3.34
Selected Au (g/t) Result
Anticline
Syncline
BANRO CORPORATION
GEOLOGY PLAN MAP
TWANGIZA AREA
TWANGIZA PROJECT
JUNE 2007

Figure 5

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

N
M'CHITERA
LUKUGURHA
Twangiza anticline axis
KASHEGESHE
Twangiza North
10m@16.06g/t
TWT4
LUKUNGURHI
TWT3
8m@1.50g/t
TWT5
MUHONA
16m@3.14g/t
TWT2
TWT1
10m@2.52g/t
33.7m@5.15g/t
11m@5.97g/t
Twangiza Main
0 250 500 1000
Metres
LEGEND
> 100 ppb Au in soil
Artisanal mining areas
Current resource outline
Trench with intersections
BANRO CORPORATION
SOIL GEOCHEMISTRY AND TRENCH RESULTS
TWANGIZA PROJECT
JUNE 2007

Figure 6

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

N
W
E
S
125°/57°
318°/69°
94°/56°
37°/120°
Anticlinal
fold axis
1
2
3
4
5

BANRO CORPORATION

JUNE 2007

Figure 7

N
W
E
S
180°/79°
178°/42°
1
2

BANRO CORPORATION

JUNE 2007

Figure 8

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

N
81°/71°
W
E
1
2
S
103°/58°

BANRO CORPORATION

STEREONET PLOT OF POLES TO LIMONITE-QUARTZ VEIN FROM THE LUKUNGURHI WORKINGS. EQUAL ANGLE PROJECTION – (20 POLES)

JUNE 2007

Figure 9

N
22°/343°
Anticlinal fold axis
170°/63°
334°/70°
W
E
164°/81°
S

BANRO CORPORATION

JUNE 2007

Figure 10

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

N
W
E
S
196°/72°
1

BANRO CORPORATION

JUNE 2007

Figure 11

N
W
E
S
46°/50°
1

BANRO CORPORATION

JUNE 2007

Figure 12

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

688000
689000
690000
691000
N
9691500
9690500
9689500
9688500
9687500
1820
1720
1920
0
500
1000
Metres

Legend

Au Soil Contours

0.2 ppm

0.1 ppm

0.05 ppm

River

Contourmamd

Grid and Soil Sample Point

BANRO CORPORATION

BUGOY PROSPECT
GOLD-IN-SOIL ANOMALIES

TWANGIZA PROJECT	JUNE 2007

Figure 13

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

N
1820
1920
1720
1720
1820
0
1000
2000
Metres

Legend

Au Soil Contours

0.2 ppm

0.1 ppm

0.05 ppm

River

Contour mamsl

BANRO

BUGOY PROSPECT
GOLD-IN-SOIL ANOMALIES

TWANGIZA PROJECT	JUNE 2007

Figure 14

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Anticlinal fold axis
17°@352 °
N
333°/43 °
180°/65 °
W
E

BANRO CORPORATION	STEREONET PLOT OF BEDDING PLANES FROM BUGOY. EQUAL ANGLE PROJECTION - (64 POLES)	JUNE 2007 Figure 15

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

693000 mE
694000 mE
9685000 mN
9684000 mN
9683000 mN
Kashegeshe workings
Lukungurhi workings
Muhuna workings
Mbwega workings
Twangiza North
Twangiza Main
N
LEGEND
CME drill holes
Phase 1 drill holes
Phase 3 drill holes
Phase 2 drill holes
Artisanal workings
Resource outline
0
250
500
metres
Twangiza Mining Sarl
Fig 16. Drill hole collars

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 17:    Inter-laboratory Checks: Au<1.0 g/t – July 2006

Figure 18:    Inter-laboratory Checks: Au>1.0 g/t – July 2006

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 19:    Inter-laboratory Checks: Au<1.0 g/t – November 2006

Figure 20:    Inter-laboratory Checks: Au>1.0 g/t – November 2006

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 21:    Inter-laboratory Checks: Au>1.0 g/t – Feb 2007

Figure 22:    Inter-laboratory Checks: Au<1.0 g/t – Feb 2007

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 23:    Inter-laboratory Checks: Au>1.0 g/t – June 2007

Figure 24:    Inter-laboratory Checks: Au<1.0 g/t – June 2007

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 25:    Coarse Split Correlation Graph: Au<0.5 g/t

Figure 26:    Coarse Split Correlation Graph: Au>0.5 g/t

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 27:    Performance Chart of Blank Samples Inserted

Figure 28:    Performance Chart of Blank Samples Inserted

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

Figure 29:    Determination of “Safe Temperature” for drying samples

Figure 30:    Determination of “Residence Time” for drying samples

Preliminary Assessment Report – September 2007 Banro Corporation Twangiza Gold Project in DRC	NI 43-101 TECHNICAL REPORT

N
East Lode
West Lode
Twangiza North
Twangiza Main
Figure 31: 3D Snapshot of Twangiza mineralization

226

Figure 31:    3D Snapshot of Twangiza mineralization